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As filed with the Securities and Exchange Commission on January 2, 2004

File Nos. 333-
811-4092

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 46	☒

First Variable Annuity Fund E
(Exact Name of Registrant)

Protective Life Insurance Company
(Name of Depositor)

2801 Highway 280 South
Birmingham, Alabama 35223
(Address of Depositor's Principal Executive Offices)

(205) 268-1000
(Depositor's Telephone Number, including Area Code)

STEVE M. CALLAWAY, Esquire
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223
(Name and Address of Agent for Service)

Copy to:
STEPHEN E. ROTH, Esquire
Sutherland Asbill & Brennan LLP
Washington, D.C. 20004
(202) 383-0158

        Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

Title of Securities Being Registered:
Interests under Variable Annuity Contracts

 PART A

INFORMATION REQUIRED TO BE IN THE PROSPECTUS

Prospectus January 2, 2004	Protective Life Insurance Company First Variable Annuity Fund E P.O. Box 830765 Birmingham, Alabama 35283-0765 Telephone: 1-800-228-1035 www.protective.com

CAPITAL NO LOAD
INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
Issued by
PROTECTIVE LIFE INSURANCE COMPANY
and
FIRST VARIABLE FUND E

        The Contract described in this prospectus provides for the payment of monthly annuity payments on a fixed or variable basis beginning on a preselected Annuity Date. The Contract also permits you, the Owner, to accumulate Account Value until the Annuity Date, based on the payments you make, the charges and expenses of the Contract, and the investment results of your underlying investment options. You have the flexibility to adjust the amount and frequency of payments, and may use the Contract as a "Qualified Contract" in a tax-qualified retirement plan or as a "Non-Qualified Contract" for other long-term savings and retirement purposes. Protective Life Insurance Company ("Protective Life," the "Company," "we," "us," or "our") does not currently offer the Contract for sale to new purchasers.

        You may allocate your Purchase Payments and your Contract's Account Value among the different investment options, to our Fixed Account, or to the investment options available through our segregated asset account called First Variable Annuity Fund E (the "Separate Account"). The Separate Account invests in selected portfolios of various Funds (the "Funds"). The portfolios currently available under the Contracts are:

AIM Variable Insurance Funds, Inc. ("AIM")
V.I. Capital Appreciation Fund, Series I Shares
V.I. Growth Fund, Series I Shares

American Century Variable Portfolios, Inc. ("ACS")
VP Value Fund, Class I Shares
VP Income & Growth Fund, Class I Shares
VP International Fund, Class I Shares
VP UltraSM Fund, Class I Shares

Scudder Investments VIT Funds (formerly Deutsche Asset Management VIT Funds) ("Scudder")
Scudder VIT EAFE Equity Index Fund, Class A Shares
Scudder VIT Equity 500 Index Fund, Class A Shares
Scudder VIT Small Cap Index Fund, Class A Shares

Federated Insurance Series ("FIS")
Federated High Income Bond Fund II, Service Shares
Federated Prime Money Fund II
Federated Fund for U.S. Government Securities II

Fidelity Variable Insurance Products Fund ("FMR")
VIP Contrafund® Portfolio, Service Class 2 Shares
VIP Equity-Income Portfolio, Service Class 2 Shares
VIP Growth Opportunities Portfolio, Service Class 2 Shares
VIP Growth & Income Portfolio, Service Class 2 Shares

PBHG Insurance Series Fund, Inc. ("PBHG")
PBHG Small Cap Growth Portfolio

Lord Abbett Series Fund ("LA")
Growth and Income Portfolio

MFS® Variable Insurance TrustSM
MFS® Investors Growth Stock Series* (Initial Class and Service Class)
MFS® Investors Trust Series* (Initial Class and Service Class)
MFS® New Discovery Series* (Initial Class and Service Class)
MFS® Total Return Series, Initial Class
MFS® Utilities Series, Initial Class

Seligman Portfolios, Inc. ("Seligman")
Seligman Communications & Information Portfolio, Class 2
Seligman Small-Cap Value Portfolio, Class 2

Franklin Templeton Variable Insurance Products Trust ("VIPT")
Templeton Growth Securities Fund, Class 2 Shares
Templeton Foreign Securities Fund, Class 2 Shares
Templeton Developing Markets Securities Fund, Class 2 Shares
Franklin Small Cap Growth Fund, Class 2 Shares

INVESCO Variable Investment Funds, Inc. ("Invesco")
INVESCO VIF-Dynamics Fund
INVESCO VIF-Financial Services Fund
INVESCO VIF-Health Sciences Fund
INVESCO VIF-Real Estate Opportunity Fund

*	Initial Class not available for new Purchase Payments or transfers.

        This prospectus contains information you should know before investing. Additional information about the Contract and Separate Account is in our Statement of Additional Information (the "Statement"). For a free copy, please write to our Variable Service Center or call the number shown above. The Statement, dated January 2, 2004, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated into this prospectus by reference. The table of contents of the Statement is on the last page of this prospectus (before any appendices).

        The Contracts are not bank deposits; are not federally insured; are not endorsed by any bank or government agency; are not guaranteed, and may be subject to loss of principal.

        Neither the SEC nor any state securities commission approved or disapproved these securities or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense. This prospectus and the current prospectuses of the Funds should be read and retained for future reference.

        We have not authorized any person to give any information not contained in this prospectus (or in any sales literature we have approved.) We do not offer the Contracts everywhere, and this prospectus does not constitute an offer anywhere that it would be unlawful. In certain jurisdictions, various time periods and other terms and conditions may vary from what is described in this prospectus. Any such variations that apply to your Contract will be included in the Contract or a related rider or endorsement.

Traditional IRAs and Roth IRAs	33
Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit Sharing Plans	33
403(b) Annuities	33
Distributions from Qualified Contacts	34
Roth IRAs	34
Penalty tax on Pre-Retirement Distributions	34
Tax Sheltered Annuities — Withdrawal Limitations	35
Death Benefits	35
Federal Income Tax Withholding	35
ADVERTISING PRACTICES	36
FIS Prime Money Fund II Portfolio	36
Other Portfolios	36
OTHER MATTERS	37
Financial Statements	37
Legal Proceedings	37
Transfers by the Company	37
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	38
APPENDIX A. Accumulation Unit Data	39

DEFINITIONS

        Account Value:  The value of a Contract during the Accumulation Period.

        Accumulation Period:  The time between the Contract Date and the Annuity Date.

        Accumulation Unit:  An accounting unit of measure used to calculate the Account Value in a Separate Account Investment Option.

        Annuitant:  The natural person on whose life annuity payments are based.

        Annuity Date:  The date on which annuity payments are scheduled to begin.

        Annuity:  A series of payments we make to the payee you select. "Fixed" annuity payments are those where we guarantee the dollar amount of each payment. "Variable" annuity payments are those where the dollar amount of each payment may vary to reflect the investment experience of the applicable Separate Account Investment Option.

        Business Day:  Each day the New York Stock Exchange is open for regular trading. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each Business Day ends at the close of regular trading for the day on the exchange, which usually is 4:00 p.m. Eastern time.

        Contract Anniversary:  An anniversary of the Contract Date.

        Contract Date:  The date the Contract takes effect, as shown on the Owner's Contract data page (as the Issue Date).

        Contract Month:  Each one-month period beginning on the Contract Date and generally on the same day of each month after that.

        Contract Quarter:  One quarter of a Contract Year. The first Contract Quarter begins on the Contract Date and ends on the last Business Day of the third Contract Month.

        Contract Year:  One year from the Contract Date and from each Contract Anniversary.

        Purchase Payment:  The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

        Variable Service Center:  Protective Life Insurance Company, P.O. Box 830765, Birmingham, Alabama, 35283-0765; telephone 1-800-228-1035; www.protective.com.

        Withdrawal Value:  The value of a Contract available during the Accumulation Period upon surrender or withdrawal. Withdrawal Value equals your Account Value reduced by any taxes not previously deducted, and by any annual deductions for the Contract Year.

HIGHLIGHTS

        These highlights discuss certain important aspects of the Contract. The rest of this prospectus explains these and other aspects in greater detail. Be sure to read the prospectus and the prospectuses of the Funds for more complete information.

        How do investment results affect a Contract?

        You invest Purchase Payments and the Account Value under your Contract in one or more of the investment options we offer. Your Account Value increases or decreases by the amount of any positive or negative return it earns in those options. Your Account Value also will decrease by the amount of all charges and deductions we make under your Contract.

        Account Value invested in our Separate Account investment options is not guaranteed, and you bear the entire investment risk under those options. Account Value allocated to our Fixed Account, however, is provided with our guarantees of principal and a minimum 3% rate of interest on an annual basis.

        After the Annuity Date, the investment results of our Separate Account will affect the dollar amount of variable annuity payments. If you select a fixed annuity, we will guarantee the amount of each annuity payment.

        How much can I (or must I) invest in a Contract?

        We generally require you to make a minimum initial Purchase Payment of $20,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. You may make additional Purchase Payments after that, but each additional Purchase Payment must be at least $500 for Non-Qualified Contracts and $100 for Qualified Contracts.

        We will reduce our minimum Purchase Payment requirements if you participate in certain automatic investment plans described in this prospectus. We reserve the right to decline any Purchase Payment and, unless we consent otherwise, the maximum amount of a Purchase Payment for a Contract is $1 million.

        Will I have access to my Account Value?

        You may take amounts from your Contract's Withdrawal Value at any time up to the Annuity Date. You may surrender (i.e., cancel) your Contract at any time up to the Annuity Date, and we will pay you the Withdrawal Value.

        On the Annuity Date, we will use your Account Value to determine the amount of annuity payments that we will make.

        What general income tax consequences will I have from owning a Contract?

        A 10% percent federal income tax penalty may apply to the income portion of any distribution that you take from a Non-Qualified Contract before you are age 59 1/2, with certain exceptions. Separate tax withdrawal penalties and restrictions apply to a Qualified Contract.

        This prospectus contains more information in the FEDERAL TAX MATTERS section, including a discussion of owner control of the underlying investments in a variable annuity contract and general information on the taxation of death benefits.

        What are the charges and deductions under a Contract?

        We make the following charges and deductions:

        Daily Deductions — composed of an administrative charge at an annual rate of .25% of the daily net assets in each Separate Account Investment Option, and a mortality and expense risk charge at an annual rate of 1.25% of the daily net assets in each Separate Account Investment Option.

        Annual Deductions — composed of a contract maintenance charge of $30 if your Account Value is less than $50,000, and any charges for optional additional benefit riders.

        Premium Taxes — deductions are made for premium or other taxes payable to a state or other governmental entity when imposed by the state where you reside.

        Fund Expenses — there are deductions and expenses paid out of the assets of the Funds that are described in the prospectuses for the Funds.

        Other Expenses — currently none, but we reserve the right to impose charges for other taxes that may be payable and are attributable to the Contracts in the future.

 FEE TABLE

        The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Account Value between Investment Options. State premium taxes also may be deducted.

OWNER TRANSACTION EXPENSES:

Sales Load on Purchase Payments (as a percentage of Purchase Payments)	None
Withdrawal Charge (as a percentage of Purchase Payments)	None
Transfer Fee	None

        The next table describes the fees and expenses you will pay periodically during the time you own the Contract, not including Portfolio fees and expenses.

PERIODIC CHARGES:

Annual Contract Maintenance Charge	$30	*
Separate Account Annual Expenses (as a percentage of average Separate Account Value)
Administrative Charge	0.25%
Mortality and Expense Risk Charge	1.25%

Total Separate Account Annual Expenses	1.50%
Optional Additional Benefit Charges (as a percentage of Account Value)
Best Anniversary Value Death Benefit Rider	0.15%
Extra Protector Death Benefit Rider	0.20%
Guaranteed Minimum Income Payment Rider	0.25%
Estate Protector Death Benefit Rider	0.60%	***

*	We will waive the Annual Contract Maintenance Charge if your Contract Account Value is $50,000 or more.
***	The charge for the Estate Protector Death Benefit Rider may range from 0.20% to 0.60% of Account Value, and is currently 0.35% of Account Value.

        The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio's fees and expenses is contained in the Prospectus for each Portfolio.

        The Portfolio expenses used to prepare the next table were provided to Protective Life by the Portfolios. Protective Life has not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2002. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE PORTFOLIOS:

	Minimum		Maximum
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from Portfolio assets, including management fees, distribution (12b-1) fees and other expenses.	0.32%	—	1.89	%*

*	The range of Total Annual Portfolio Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Portfolios' advisers currently reimburse Portfolio expenses or waive fees. Please see the prospectus for each Portfolio for more information about that Portfolio's expenses.

 EXAMPLE OF CHARGES:

        This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The example shows the costs of investing in the Contract, including owner transaction expenses, any annual contract maintenance fee, annual Separate Account expenses, and Portfolio operating expenses. The example assumes that you have elected the Extra Protector Death Benefit Rider, Guaranteed Minimum Income Payment Rider, and Estate Protector Death Benefit Rider. The example does not reflect transfer fees or premium taxes, which may range up to 4% depending on the jurisdiction.

        The example assumes that you invest $10,000 in the Contract for the periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Portfolios (before taking into account any fee reimbursement or waiver arrangements). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 year	3 years	5 years	10 years
$474	$1,425	$2,382	$4,793

        The example should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown.

        Appendix A contains an Accumulation Unit Value History, which consists of condensed financial information.

PROTECTIVE LIFE INSURANCE COMPANY

        Prior to January 1, 2004, the Contract was issued by First Variable Life Insurance Company ("First Variable"), an affiliate of Protective Life. On January 1, 2004, First Variable merged with and into Protective Life, and Protective Life assumed responsibility for First Variable's obligations under the Contract. A Tennessee stock life insurance company founded in 1907, Protective Life provides individual life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2002, Protective Life had total assets of approximately $21.8 billion. Protective Life's principal office is located at 2801 Highway 280 South, Birmingham, Alabama 35223. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $22.0 billion at December 31, 2002.

THE SEPARATE ACCOUNT

        First Variable Annuity Fund E (the "Separate Account") was established under Arkansas law on December 4, 1979; and the Separate Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Separate Account. Previously a separate investment account of First Variable, the Separate Account was transferred to Protective Life on January 1, 2004 in connection with the merger of First Variable with and into Protective Life.

        The Separate Account's assets belong to us. These assets are held separate from other assets and are not part of our general account. The portion of the assets of the Separate Account equal to our reserves and other contract liabilities with regard to the Separate Account will not be charged with liabilities that arise from any other business we may conduct. We may transfer to our general account any assets which exceed the reserves and other contract liabilities of the Separate Account. We may accumulate in the

Separate Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the Contract. The income, gains and losses, both realized and unrealized, from the assets of the Separate Account are credited to or charged against the Separate Account without regard to any of our other income, gains or losses. The obligations under the Contract are our obligations.

        The Separate Account has several different investment options within it. We invest the assets allocated to each investment option in one Portfolio of the Funds.

        We may add other investment options to the Contracts that, in turn, may be invested in other Portfolios of a Fund, or in portfolios of other funds. We may restrict these other investment options to customers of specified distributors.

ADMINISTRATION

        We perform the Contract administration at our administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing Owner requests, processing Purchase Payments, transfers, surrenders, and death benefit claims, performing record maintenance, and disbursing annuity income payments.

YOUR INVESTMENT OPTIONS

The Available Options

        We are no longer offering the Contract for sale to new purchasers.

        You may allocate your Purchase Payments and existing Account Value to one or more of our Separate Account investment options and/or to our Fixed Account. The currently available Portfolios for our Separate Account investment options are listed below. More complete information, including a discussion of potential risks, appears in the current prospectuses for the Funds. (The prospectuses for the Funds may also describe other portfolios that are not available under a Contract.) You should read this prospectus and the prospectuses for the Funds carefully before investing in any Separate Account investment option. There is no assurance that the stated objectives and policies of any of the Portfolios will be achieved.

AIM Variable Insurance Funds, Inc.

V.I. Capital Appreciation Fund.

        This Fund seeks to provide growth of capital. The Fund is advised by A I M Advisors, Inc.

V.I. Growth Fund.

        This Fund seeks to provide growth of capital. The Fund is advised by A I M Advisors, Inc.

American Century Variable Portfolios, Inc.

VP Value Fund.

        This Fund seeks long-term capital growth. Income is a secondary objective. The Fund is advised by American Century Investment Management, Inc.

VP Income & Growth Fund.

        This Fund seeks capital growth by investing in common stocks. Income is a secondary objective. The Fund is advised by American Century Investment Management, Inc.

VP International Fund.

        This Fund seeks capital growth. The Fund is advised by American Century Investment Management, Inc.

VP UltraSM Fund.

        This Fund seeks long-term capital growth. The Fund is advised by American Century Investment Management, Inc.

Scudder Investments VIT Funds

Scudder VIT EAFE Equity Index Fund.

        This Fund seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Morgan Stanley Capital International ('MSCI') EAFE® Index ('EAFE® Index') which emphasizes stocks of companies in major markets in Europe, Australasia and the Far East. The Fund is advised by Deutsche Asset Management Inc. The Fund's subadviser is Northern Trust Investments, Inc.

Scudder VIT Equity 500 Index Fund.

        This Fund seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Standard & Poors 500 Composite Stock Price Index (the 'S&P 500 Index') which emphasizes stocks of large US companies. The Fund is advised by Deutsche Asset Management Inc. The Fund's subadviser is Northern Trust Investments, Inc.

Scudder VIT Small Cap Index Fund.

        This Fund seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000 Index which emphasizes stocks of small US companies. The Fund is advised by Deutsche Asset Management Inc. The Fund's subadviser is Northern Trust Investments, Inc.

Federated Insurance Series

Federated High Income Bond Fund II.

        This Fund seeks high current income. The Fund is advised by Federated Investment Management Company.

Federated Prime Money Fund II.

        This Fund seeks to provide current income consistent with stability of principal and liquidity. The Fund is advised by Federated Investment Management Company.

Federated Fund for U.S. Government Securities II.

        This Fund seeks to provide current income. The Fund is advised by Federated Investment Management Company.

Fidelity Variable Insurance Products Fund

VIP Contrafund Portfolio.

        This Fund seeks long-term capital appreciation. The Fund is advised by Fidelity Management & Research Company. The Fund's subadviser is Fidelity International Investment Advisors.

VIP Equity-Income Portfolio.

        This Fund seeks reasonable income. The Fund is advised by Fidelity Management & Research Company. The Fund's subadviser is FMR Co., Inc.

VIP Growth Opportunities Portfolio.

        This Fund seeks to provide capital growth. The Fund is advised by Fidelity Management & Research Company. The Fund's subadviser is Fidelity International Investment Advisors.

VIP Growth & Income Portfolio.

        This Fund seeks high total return through a combination of current income and capital appreciation. The Fund is advised by Fidelity Management & Research Company. The Fund's subadviser is Fidelity International Investment Advisors.

 PBHG Insurance Series Fund, Inc.

PBHG Small Cap Growth Portfolio.

        This Fund seeks to provide investors with capital appreciation. The Fund is advised by Pilgrim Baxter & Associates, Ltd.

Lord Abbett Series Fund

Growth and Income Portfolio.

        This Fund seeks long-term growth of capital and income without excessive fluctuations in market value. The Fund is advised by Lord, Abbett & Co. LLC.

MFS® Variable Insurance TrustSM

MFS® Investors Growth Stock Series.

        This Fund seeks to provide long-term growth of capital and future income rather than current income. The Fund is advised by Massachusetts Financial Services Company.

MFS® Investors Trust Series.

        This Fund seeks mainly to provide long-term growth of capital and secondarily to provide reasonable current income. The Fund is advised by Massachusetts Financial Services Company.

MFS® New Discovery Series.

        This Fund seeks capital appreciation. The Fund is advised by Massachusetts Financial Services Company.

MFS® Total Return Series.

        This Fund seeks mainly to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income. The Fund is advised by Massachusetts Financial Services Company.

MFS® Utilities Series.

        This Fund seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities). The Fund is advised by Massachusetts Financial Services Company.

Seligman Portfolios, Inc.

Seligman Communications & Information Portfolio.

        This Fund seeks capital gain. The Fund is advised by J. & W. Seligman & Co. Incorporated.

Seligman Small-Cap Value Portfolio.

        This Fund seeks long-term capital appreciation. The Fund is advised by J. & W. Seligman & Co. Incorporated.

 Franklin Templeton Variable Insurance Products Trust

Templeton Growth Securities Fund.

        This Fund seeks long-term capital growth. The Fund is advised by Templeton Global Advisors Limited. The Fund's subadviser is Templeton Asset Management Limited.

Templeton Foreign Securities Fund.

        This Fund seeks long-term capital growth. The Fund is advised by Templeton Investment Counsel, LLC.

Templeton Developing Markets Securities Fund.

        This Fund seeks long-term capital appreciation. The Fund is advised by Templeton Asset Management Ltd.

Franklin Small Cap Growth Fund.

        This Fund seeks long-term capital growth. The Fund is advised by Franklin Advisers, Inc.

INVESCO Variable Investment Funds, Inc.

Invesco VIF-Dynamics Fund.

        This Fund seeks long-term capital growth. This Fund is advised by Invesco Funds Group, Inc.

Invesco VIF-Financial Services Fund.

        This Fund seeks capital growth. This Fund is advised by Invesco Funds Group, Inc.

Invesco VIF-Health Sciences Fund.

        This Fund seeks capital growth. This Fund is advised by Invesco Funds Group, Inc.

Invesco VIF-Real Estate Opportunity Fund.

        This Fund seeks capital growth. This Fund is advised by Invesco Funds Group, Inc.

        The investment objectives and policies of certain Portfolios that the Separate Account investment options invest in are similar to the investment objectives and policies of mutual funds that the investment advisers manage. Although the objectives and policies may be similar, the investment results of the Portfolios that the Separate Account investment options invest in may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same advisers.

        We may enter into certain arrangements under which we are reimbursed by the Portfolios' advisers, distributors and/or affiliates for the administrative services which we provide to the Portfolios. For Portfolios that pay 12b-1 fees, our affiliate, First Variable Capital Services, Inc., the principal underwriter for the Contracts, will receive 12b-1 fees deducted from Portfolio assets for providing certain distribution and shareholder support services to the Portfolio. Protective Life has entered into agreements with the investment managers or advisers of the Portfolios pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Separate Account (and other separate accounts of Protective Life and its affiliates) in the Portfolios managed by that manager or advisor. These percentages differ, and some investment managers or advisors pay us more than other investment managers or advisors. These fees are in consideration for administrative services provided to the Portfolios by Protective Life and its affiliates. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Portfolios or their shareholders. The amounts we receive under these agreements may be significant.

        Each Portfolio sells its shares to the Separate Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Portfolio terminate, the Separate Account may not be able to purchase additional shares of that Portfolio. In that event, Owners may no longer be able to allocate Separate Account value or Purchase Payments to Investment Options investing in that Portfolio. In certain circumstances, it is also possible that a Portfolio may refuse to sell its shares to the Separate Account despite the fact that the participation agreement relating to that Portfolio has not been terminated. Should a Portfolio decide to discontinue selling its shares to the Separate Account, we would not be able to honor requests from Owners to allocate Purchase Payments or transfer Account Value to the Investment Option investing in shares of that Portfolio.

        We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Separate Account or that the Separate Account may purchase. If the shares of a Portfolio are no longer available for investment or if in our judgment further investment in any Portfolio should become inappropriate in view of the purposes of the Separate Account, we may redeem the shares, if any, of that Portfolio and substitute shares of another registered open-end management company or unit investment trust. The new portfolios may have higher fees and charges than the ones they replaced. We will not substitute any shares attributable to a Contract's interest in the Separate Account without notice and any necessary approval of the SEC and state insurance authorities.

        We also reserve the right to establish additional Investment Options of the Separate Account, each of which would invest in shares corresponding to a new Portfolio. Subject to applicable law and any required SEC approval, we may, in our sole discretion, establish new Investment Options or eliminate one or more Investment Options if marketing needs, tax considerations, or investment conditions warrant. We may make any new Investment Options available to existing Owner(s) on a basis we determine. All Investment Options and Portfolios may not be available to all classes of contracts.

        If we make any of these substitutions or changes, we may by appropriate endorsement change the Contract to reflect the substitution or other change. If we deem it to be in the best interest of Owner(s) and annuitants, and subject to any approvals that may be required under applicable law, we may operate the Separate Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. We reserve the right to make any changes to the Separate Account required by the 1940 Act or other applicable law or regulation.

        This prospectus generally describes only the Contract and Separate Account investment options. Because of certain exemptions, interests in our Fixed Account are not registered under the securities laws, nor have we registered the Fixed Account as an investment company. Accordingly, the protections of the federal securities laws do not apply to our Fixed Account. We will credit your Account Values in the Fixed Account with at least a minimum effective rate of interest of 3% per year. The principal, after charges and deductions, is also guaranteed. We may credit additional amounts of "current" interest in our sole discretion. New Purchase Payments and transfers from the Separate Account to the Fixed Account may each receive different current interest rate(s) than the current interest rate(s) credited to Account Value that has been previously invested in the Fixed Account. We determine current interest rates in advance, and credit interest daily to your Account Value in the Fixed Account. For each amount allocated or transferred to the Fixed Account, we apply the current interest rate for one year from the date the amount is credited to the Fixed Account. At the end of this one-year period, we reserve the right to declare a new current interest rate on this amount and accrued interest thereon (which may be a different rate than the rate that applies to new allocations to the Fixed Account on that date). We also guarantee the rate declared on this amount and accrued interest thereon at the end of the one-year period for the following calendar year. We allocate amounts from the Fixed Account for withdrawals, transfers to the Separate Account Investment Options, or charges on a last in, first out (i.e., LIFO) basis for the purpose of crediting interest.

        We bear the full investment risk for all amounts allocated or transferred to the Fixed Account. You assume the risk that interest credited to amounts in the Fixed Account may not exceed the minimum 3% guaranteed rate. We have not registered the Fixed Account with the SEC, and the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Account.

Transfers Among Investment Options

        General Requirements.  You may transfer Account Value among investment options by written request or telephone. The minimum amount you may transfer is the lesser of (a) $1,000 or (b) your entire interest in the applicable investment option. A minimum of $1,000 must remain in an investment option after a transfer. You should mail, fax or express written transfer requests to our Variable Service Center shown on the front cover of this prospectus. You can also request a transfer by phoning 1-800-228-1035.

        Transfer requests must clearly specify the amount to be transferred and the investment options affected. All transfer requests made at the same time for Separate Account investment options will be treated as a single request. The transfer will be effective at the prices we next compute after we receive the transfer request at our Variable Service Center.

        Prior to the Annuity Date, Account Value to be transferred is subject to the following:

        Unless we consent, all Purchase Payments and transfers allocated to the Fixed Account must remain in the Fixed Account for one year prior to any transfer from the Fixed Account.

        After the Annuity Date, you may make 6 transfers each Contract Year without charge, subject to certain procedures outlined in the Contract:

  •
  from one or more Separate Account investment options to other Separate Account Investment Options; or

  •
  to the Fixed Account.

        No transfers are permitted from the Fixed Account to the Separate Account once annuity payments begin.

        Automatic Transfer Programs.  You can participate in automatic transfer arrangements, including dollar cost averaging and asset rebalancing programs. You initiate these programs by making a written or telephone request to our Variable Service Center. We make the automatic transfers on the last business day of whichever of the following intervals you request: quarterly, semi-annually, annually, monthly (for dollar cost averaging only), or at any other interval that we approve. You may make a request to us, at any time, to have automatic transfers terminated.

        Automatic transfers from the Fixed Account are subject to the restrictions described above in General Requirements (except that, for dollar cost averaging only, you can transfer up to 100% of your Account Value in the Fixed Account within one Contract Year if you have selected the monthly interval). We currently do not charge you for an automatic transaction program, although we reserve the right to do so in the future.

        The dollar cost averaging program permits transfers from the FIS Prime Money Fund II investment option or the Fixed Account to other Separate Account investment options on a regularly scheduled basis. Such systematic transfers may prevent investing too much when the price of securities is high or too little when the price is low. There is no guarantee of this, however.

        Also, since systematic transfers, such as dollar cost averaging, involve continuous investment regardless of fluctuating price levels, you should consider your ability to continue purchases through all phases of the market cycle.

        The minimum amount, for each dollar cost averaging transfer, is $100. You must have $1,200 of Account Value in the FIS Prime Money Fund II investment option or the Fixed Account, as applicable, before a "dollar cost averaging" program may begin. Transfers from the Fixed Account are also subject to the restrictions above, except that 100% of amounts in the Fixed Account may be systematically transferred before the Annuity Date if transfers are made monthly for a one-year period.

        The asset rebalancing program enables you to select the percentage levels of Account Value you wish to maintain in particular investment options. At the intervals you select, we will automatically rebalance your Account Value to maintain the indicated percentages by transfers among the investment options. You must include all of your Account Value allocated to the Separate Account investment options in any asset rebalancing program.

        Other investment programs, such as systematic transfers and systematic withdrawals, or other transfers or withdrawals may not work well in concert with the asset rebalancing program. Therefore, you should monitor your use of these programs while the asset rebalancing program is being used. Currently, dollar cost averaging and automatic account rebalancing may not be in effect simultaneously.

        We currently do not charge for enrolling in these programs, but we reserve the right to do so.

        Restrictions on Transfers.  During the Accumulation period, generally, you may make an unlimited number of transfers in any Contract Year. Frequent requests to transfer, however, may have a detrimental effect on the value of Portfolio shares held in the Separate Account. We may therefore limit the number of permitted transfers in any Contract Year, or refuse to honor any transfer request for an owner or a group of owners, if:

  •
  the purchase of shares of one or more of the Portfolios is to be restricted because of excessive trading; or

  •
  if a specific transfer or group of transfers is deemed to have a detrimental effect on Account Value or Portfolio share prices.

        We may also at any time suspend or cancel acceptance of third party transfer requests on behalf of an Owner; or restrict the Investment Options that will be available for such transfers. Notice will be provided to the third party in advance of the restrictions. We will not impose any restrictions, however, if we have received satisfactory evidence that:

  •
  you, as Owner, have appointed the third party to act on your behalf for all financial affairs; or

  •
  a court of competent jurisdiction has appointed the third party to act on the Owner's behalf.

        We also reserve the right at any time and without prior notice to otherwise modify, suspend or stop the transfer privileges.

        To the extent that we impose transfer restrictions, we apply them consistently to all Owners without waiver or exception.

Mixed and Shared Funding

        We buy shares of the Funds for the Separate Account in connection with the Contracts, and for allocation to separate accounts funding variable annuity policies and other variable life insurance policies issued by us. The Funds offer shares to other insurance companies and to other separate accounts, either affiliated or unaffiliated with us, for the same purpose. In addition, the Funds may sell shares to certain pension and retirement plans qualifying under Section 401 of the Internal Revenue Code of 1986. In the future, it may conceivably become disadvantageous for variable life insurance separate accounts and/or qualified plans and variable annuity separate accounts to invest in one or more of the Portfolios simultaneously, if the interests of variable life insurance and variable annuity policy owners and/or qualified plans differ. The boards of trustees of the Funds intend to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, they or the insurance companies or qualified plans should take in response.

MORE ABOUT CHARGES AND DEDUCTIONS

Daily Deductions

        Each Business Day, we deduct an administrative charge and a mortality and expense risk charge, both before and after the Annuity Date, that we calculate as a percentage of your Contract's net assets in each Separate Account investment option. The annual rate for the administrative charge is 0.25%, and the annual rate for the mortality and expense risk charge is 1.25%.

Annual Deductions

        At the end of each Contract Year, we make an annual deduction from each Contract's Account Value. We make the deduction from your Investment Options in proportion to the amount of your Account Value in each (i.e., on a "pro-rata basis") or by any other method you select and we approve.

        For example, we will permit you to have deductions first taken from one or more pre-selected investment options. You may also request deductions to first be taken from the Separate Account investment option that has had the best investment performance over the prior Contract Month.

        The annual deductions are generally taken on each Contract Anniversary, based on your Account Value at that time. If your Annuity Date is not a Contract Anniversary, however, we will calculate the annual deductions on the Annuity Date. Similarly, if you surrender your Contract, or make a total withdrawal at a time other than a Contract Anniversary, we will calculate the annual deductions on the transaction date.

        The annual deductions include the following charges:

        Annual Contract Maintenance Charge.  This charge is $30.00 per Contract Year for each Contract Year during the Accumulation Period. We will waive this charge for a Contract Year if your Account Value for that year is $50,000 or more.

        Optional Additional Benefit Charges.  We will deduct additional amounts if you elected to add optional additional benefit riders to your Contract. Charges for the riders will be separately stated in your Contract. The charges for currently offered riders are: 0.15% of your Account Value for the Best Anniversary Value Death Benefit Rider; 0.20% of your Account Value for the Extra Protector Death Benefit Rider; 0.25% of your Account Value for the Guaranteed Minimum Income Payment Rider; and 0.20% to 0.60% of your Account Value for the Estate Protector Death Benefit Rider. The charges for a rider are not taken for any Contract Year that begins after:

  •
  the date annuity payments begin; or

  •
  the date the rider otherwise terminates.

Premium Taxes

        We will deduct premium taxes or other taxes payable to a state or other governmental entity from your Contract. Some states assess premium taxes at the time Purchase Payments are made; others assess premium taxes at the time annuity payments begin. We currently intend to deduct premium taxes when incurred. Premium taxes generally range from 0% to 4%.

Other Charges and Expenses

        Fund Expenses.  Our Separate Account purchases shares of the Portfolios of the Funds at net asset value, which reflects investment management fees, other operating expenses and any expense reimbursement paid by an investment adviser to the applicable Portfolio. (See the Portfolios' prospectuses for more information on Portfolio fees and expenses.)

        Income Taxes.  While we currently do not reduce Account Value for federal income taxes of the Separate Account, we reserve the right to do so, if we determine that we will incur a tax because of the operation of the Separate Account. We will deduct for any income taxes incurred as a result of the operation of the Separate Account whether or not our possible reserve for taxes was sufficient.

        We will deduct any withholding taxes required by applicable law when amounts are distributed from a Contract.

        Special Service Fees.  We do not charge you for special services, such as additional reports, dollar cost averaging, and asset rebalancing. Although we do not currently intend to do so, we reserve the right to charge you for these special services in the future.

Elimination, Reduction or Refund of Charges and Deductions

        We may eliminate, reduce, or refund any charges and deductions on a Contract when sales of Contracts are made to certain individuals or to group and sponsored arrangements. We will do this when we expect savings of sales, administration or other expenses, or a reduction in the level of risks we expect to assume under the Contracts. (This prospectus describes such groups under "Group and Sponsored Arrangements" below.) We determine any such adjustment to charges and deductions after examination of relevant factors such as:

  •
  the size and type of group, because large numbers of Contracts tend to lower our per-Contract expenses;

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  the total amount of Purchase Payments to be received, because certain expenses tend to be a smaller percentage of larger Purchase Payments;

  •
  any prior or existing relationship we have with the purchaser, because of the likelihood of reduced marketing and implementation expenses;

  •
  other circumstances, of which we are not presently aware, which could result in reduced expenses; and

  •
  after a Contract is issued, if we anticipate expenses for later Contract Years that are lower than initially projected.

        We also may eliminate, reduce or refund charges and deductions when we issue a Contract to an officer, director, employee or agent of ours or any of our affiliates. We do not, however, guarantee any adjustment in charges and deductions, and any adjustment may vary by group.

        All adjustments will be made under our uniform administrative rules then in effect. In no event will adjustments to charges or deductions be permitted if the adjustment would be unfairly discriminatory to any person.

        Group and Sponsored Arrangements.  Group arrangements include those in which a trustee, employer, association or similar entity purchases individual Contracts covering a group of individuals on a group basis. An example of such an arrangement is a nontax qualified deferred compensation plan. Sponsored arrangements include those in which an employer, an association or similar entity permits the Company to offer Contracts to its employees or members on an individual basis.

        Gender-Neutral Policies.  In 1983, the United States Supreme Court decided in Arizona Governing Committee vs. Norris that certain annuity contracts may not be used to fund certain employee benefit programs where the contracts provided values and benefits that varied with the gender of the participant.

We may therefore offer Contracts that do not vary by gender for use in connection with certain employee benefit programs. We recommend that any employer proposing to offer the Contracts to employees under a group or sponsored arrangement consult its attorney before doing so.

        We may also offer the Contract with provisions and charges that are gender neutral in states where required, and where the "unisex" version of the Contract has been approved. Currently, the State of Montana prohibits the use of actuarial tables that distinguish between men and women in determining premiums and annuity benefits.

Purpose of Contract Charges

        We have designed the Contract charges to cover our direct and indirect costs of selling, administering and providing benefits under the Contracts. Taken together, these charges are also designed to compensate us for the risks we assume. These include:

  •
  mortality risks (such as the risk that Contract owners may, on average, die before we expect, or Annuitants may, on average, live longer than we expect, thereby increasing the amount of claims we must pay);

  •
  investment risks (such as the risk that adverse investment performance will make it more costly for us to provide the death benefits under the Contracts or reduce the amount of our asset-based fee revenues below what we anticipate);

  •
  sales risks (such as the risk that we sell fewer Contracts and receive lower net revenue than we expect, thereby depriving us of expected economies of scale);

  •
  regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of annuity contracts); and

  •
  expense risks (such as the risk that the costs of administrative services that we must provide will exceed what we currently project).

        If, as expected, the charges we collect from the Contracts exceed our total costs concerning the Contracts, we earn a profit. Otherwise, we incur a loss. We may use any profit to finance distribution and other expenses. We have set the current and maximum rates of certain of our charges with reference to estimates of the amount of specific types of expenses or risks that we will incur. In some cases, this prospectus identifies such expenses or risks in the name of the charge: e.g., the administrative charge, contract maintenance charge, and mortality and expense risk charge.

        However, the fact that any charge bears the name of a particular expense or risk does not mean the amount we collect from that charge will never be more than the amount of such expense or risk. It also does not mean that we may not be compensated for such expense or risk out of any other charges deducted under terms of the Contracts.

THE CONTRACT

Application and Issuance of a Contract

        If you wish to purchase a Contract, you must submit an application to our Variable Service Center, together with the minimum required initial Purchase Payment. You select:

  •
  the Annuitant, Annuity Date, and Annuity Option;

  •
  the investment options to which we will allocate your Purchase Payment;

  •
  the Beneficiary who will receive death benefits under the Contract if you die during the Accumulation Period; and

  •
  any optional additional benefit riders.

        We generally will not issue Contracts to owners and Annuitants older than age 85. We will review an application under our underwriting rules, and we may request additional information or reject the application. We will not retain a Purchase Payment for more than 5 business days while processing an incomplete application unless the purchaser has authorized us to do so. If we decline an application, we will refund any Purchase Payment made.

        If you or the Annuitant is older than age 70 1/2, you should consult with a qualified tax adviser on the impact of minimum distribution requirements under your tax-qualified retirement plan before purchasing a Qualified Contract. Any required annual minimum distribution amount should be withdrawn from your existing tax qualified retirement plan before amounts are transferred to purchase a Qualified Contract. (See "FEDERAL TAX MATTERS — Withdrawals from Qualified Contracts.")

        "Free Look Right".  You have the right to review your Contract during an initial inspection period specified in the Contract and, if dissatisfied, to return it to us or to the agent through whom you purchased it. We will refund the Account Value on a Contract returned during the permitted period, unless state law requires a different amount. The "free look" period is typically 10 days, but may be greater depending on state requirements.

Purchase Payments

        Your initial Purchase Payment is due on the Contract Date and is generally required to be at least $20,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts. Each subsequent Purchase Payment is generally required to be $500. We reserve the right to decline any Purchase Payment, and, unless we consent otherwise, the maximum permitted additional Purchase Payment is $1 million. We do not always receive your Purchase Payments on the day you send them or give them to your sales representative.

Allocation of Purchase Payments

        General.  We allocate the Purchase Payments you make (after any deductions) to the investment options you select. We use "Accumulation Units" to keep track of your interest in any Separate Account investment option you select. We determine the number of Accumulation Units credited to a Contract by dividing the amount allocated to a Separate Account investment option by the value of the applicable Accumulation Unit next determined after receipt of your purchase payment. We calculate Accumulation Unit Values as of the end of each Business Day. Investment performance of the Portfolios, Portfolio expenses, and the deduction of certain Contract charges will affect Accumulation Unit Values. Purchase Payments allocated to the Fixed Account are credited in dollars. Purchase Payments are generally allocated to the Separate Account or the Fixed Account as of the later of the Contract Date or the date we receive your payment.

        Delayed Investment Allocation Date.  We reserve the right to allocate Purchase Payments to the FIS Prime Money Fund II investment option for an investment delay period before they will be invested (together with any investment gain) in any other investment option(s) you designate. In that case, we would reallocate your Account Value to the investment options you have selected at the end of your Contract's "free look" period. We would measure the investment delay period from the date your Contract is issued from our Variable Service Center and would include up to 5 extra days in addition to the applicable "free look" inspection period to provide time for mail or other delivery of the Contract to you.

        If we elect to delay your investment allocation date, your Contract will contain a provision to that effect.

Telephone Transactions

        You may initiate various transactions by calling 1-800-228-1035. These are: transfers of Account Value, notification of a change in your address, change of premium allocations among investment options, partial withdrawal requests, and systematic withdrawals. You may authorize your representative to make these calls on your behalf.

        If you own a Contract jointly with another owner, unless both owners have advised us to the contrary, we will accept instructions from either one of the joint owners.

        We will use reasonable procedures (such as requiring identifying information from the caller, tape recording the telephone instructions, and providing written confirmation of the transaction) in order to authenticate instructions communicated by telephone. You will be responsible for any telephone instructions we reasonably believe to be genuine. Therefore, you will bear any losses arising from any errors in the communication of instructions. If we do not employ reasonable procedures to confirm that instructions communicated by telephone are genuine, we may be liable to you for any losses due to dishonored or fraudulent instructions. We may modify or terminate our procedures for telephone transactions at any time.

CONTRACT BENEFITS AND VALUES

Determination of Account Value

        Your Account Value under a Contract includes its value in the Separate Account and in the Fixed Account. Your Account Value in a Separate Account investment option at any time before the Annuity Date equals the number of Accumulation Units you hold in that option multiplied by the then-current value of one such Accumulation Unit. We compute this value in such a way that the investment return on your Account Value in any Separate Account investment option will differ from the total return achieved by the underlying Portfolio only by the amount of the charges and deductions we make under your Contract from that investment option.

        Your Account Value in the Fixed Account investment option earns fixed rates of interest as described elsewhere in this prospectus. Your Account Value in the Fixed Account will increase by the amount of such interest, but will decrease by the amount of any charges or deductions that we take from that account for your Contract.

        Your Account Value in any investment option will also vary by the amount of transfers we make among those components of Account Value in response to requests that you make. Your Account Value in each investment option also will increase by the amount that you direct to that option from your purchase payments and will decrease by the amount of any withdrawals that you take from that option (including any applicable withdrawal charges).

Death Benefits Before the Annuity Date

        Death of the Annuitant.  We generally do not pay a death benefit if you are not the Annuitant and the Annuitant dies before the Annuity Date. Instead, you may designate a new Annuitant within 30 days of the Annuitant's death. If you do not, you will become the Annuitant. If you are a non-natural person, however, the death of the Annuitant is treated as your death and a new Annuitant cannot be designated.

        Death of the Owner.  If we receive proof that the Owner or Joint Owner has died before the Annuity Date, we will pay a death benefit to the Beneficiary. (If you are a non-natural person, we will consider the Annuitant to be "you" for purposes of determining a death benefit.) The death benefit is determined at the close of the Business Day on which we receive due proof of death at the Variable Service Center. You may elect for the death benefit to be paid in a single sum or under one of our other Annuity Options. If no such election is in effect, the Beneficiary may make an election during a 60-day period following our receipt of proof of death. We will hold up payment of the death benefit in the meantime. If no election is made during the 60-day period, we will pay the death benefit in a single sum.

        If the Beneficiary is your spouse, he or she may elect to become the owner of your Contract. If so, the Contract will continue in effect and we will not then determine a death benefit. We will pay the entire death benefit within 5 years of the date of your death unless the Beneficiary elects to have the death benefit payable under an Annuity Option based on his or her life or lifetime expectancy; and distributions start within one year after the date of death.

        The death benefit amount is the greater of:

  •
  the BASIC DEATH BENEFIT; or

  •
  the death benefit amount under any optional death benefit rider in effect.

        If your Contract is owned jointly:

  •
  we will determine a death benefit only when the first owner dies before the Annuity Date; and

  •
  the optional death benefit riders will not be available.

        BASIC DEATH BENEFIT.  The Basic Death Benefit before the Annuity Date is the greater of:

  •
  your adjusted purchase payments (i.e., all amounts you paid for your Contract less any withdrawals of Account Value, and less any charges on your withdrawals of Account Value); or

  •
  the current Account Value.

        OPTIONAL DEATH BENEFIT RIDERS.  We intend to offer one or more optional death benefit riders subject to regulatory approval in your local area and to our underwriting and issuance standards. For more complete information about the following riders and their availability, you should consult your sales representative or request a copy of the form of the rider in which you are interested. Coverage under these riders provides our guarantee of a minimum death benefit amount. The guaranteed amount will vary by the form of rider you select. Annual Deductions from your Account Value increase if you purchase an optional death benefit rider.

        You may generally select an optional death benefit rider only at the time you purchase a Contract. We may also offer one or more optional death benefit riders from time to time after you purchase a Contract.

        BEST ANNIVERSARY VALUE DEATH BENEFIT.  To elect the Best Anniversary Value Death Benefit Rider, the owner must be age 79 or younger when the Contract is issued. The Best Anniversary Value Death Benefit before the Annuity Date is based on the maximum adjusted Anniversary Value Death Benefit we previously determined prior to your death:

  •
  plus the sum of any purchase payments you paid for your Contract after our last determination date prior to the date of your death; and

  •
  less any withdrawals of Account Value after our last determination date prior to the date of your death; and

  •
  less any charges on these withdrawals.

        On the Contract Date, the Anniversary Value Death Benefit is equal to the Account Value. We determine an Anniversary Value Death Benefit Value on each Contract Anniversary Date up to the Contract Anniversary on or next following your 80th birthday. The Anniversary Value Death Benefit is based on your Contract's then current Account Value, adjusted for any Purchase Payments you made, and the amount of withdrawals (and charges on withdrawals) taken from Account Value. As set forth above, we will also adjust any previously determined Anniversary Value Death Benefit at that time to reflect Purchase Payments, withdrawals of Account Value, and charges on these withdrawals, from the date of our last determination.

        The BEST ANNIVERSARY VALUE DEATH BENEFIT ends on the Annuity Date. Unless we agree otherwise, it will also end if you change the owner of your Contract.

        EXTRA PROTECTOR DEATH BENEFIT.  To elect the Extra Protector Death Benefit Rider, the owner must be age 79 or younger when the Contract is issued. The Extra Protector Death Benefit before the Annuity Date is the higher of:

  •
  the maximum adjusted Anniversary Value Death Benefit; or

  •
  a "roll-up value" that we compute as described below.

        We compute the maximum adjusted Anniversary Value Death Benefit in the same manner as under the Best Anniversary Value Death Benefit rider. The "roll-up value" is the sum of:

  •
  your adjusted Purchase Payments (i.e., all amounts you paid for your Contract less any withdrawals of Account Value, and less any charges on your withdrawals of Account Value); and

  •
  interest accumulated at an annual rate of 5.0% to the date of your death.

        The EXTRA PROTECTOR DEATH BENEFIT ends on the Annuity Date. Unless we agree otherwise, it will also end if you change the owner of your Contract.

        ESTATE PROTECTOR DEATH BENEFIT.  To elect the Estate Protector Death Benefit Rider, the Owner must be age 79 or younger when the Contract is issued. If the Owner is 60 years old or less on the Contract Date, the Estate Protector Death Benefit before the Annuity Date is:

  •
  the Death Benefit under the Contract without regard to the Estate Protector Death Benefit plus

  •
  the Account Value calculated as of the Death Benefit Date minus Purchase Payments, and that amount multiplied by 40%.

        If the Owner is more than 60 years old but less than 80 years old on the Contract Date, the Estate Protector Death Benefit before the Annuity Date is:

  •
  the Death Benefit under the Contract without regard to the Estate Protector Death Benefit plus

  •
  the Account Value calculated as of the Death Benefit Date minus Purchase Payments, and that amount multiplied by 25%.

        The maximum benefit payable as a result of this rider shall not exceed the amount of net Purchase Payments.

        The ESTATE PROTECTOR DEATH BENEFIT ends on the Annuity Date. Unless we agree otherwise, it will also end if you change the owner of your Contract. The Estate Protector Death Benefit is not available for use with an IRA contract (including Roth IRAs).

Surrender and Withdrawals

        Surrender.  You may surrender your Contract for its entire Withdrawal Value at any time before the Annuity Date by sending a signed written request conforming to our administrative procedures to our Variable Service Center. We calculate the Withdrawal Value as of the close of the Business Day when your surrender request is received at our Variable Service Center. The Withdrawal Value equals your Account Value reduced by any taxes not previously deducted, and by any annual deductions for the Contract Year. Our liability to pay any death benefit ends when you surrender your Contract.

        Withdrawals.  You may make a partial withdrawal of the Contract's Withdrawal Value before the Annuity Date. Each partial withdrawal must be for an amount which is not less than $1,000 or, if smaller, the remaining value in the Sub-Account or Fixed Account. The remaining value in each Sub-Account or the Fixed Account from which a partial withdrawal is requested must be at least $1,000 after the partial withdrawal is completed.

        We will take any withdrawals from your Contract's investment options on a pro-rata basis, unless you make a request in writing in advance for a different method. We reserve the right to approve or disapprove any such request.

        Systematic Withdrawals.  You may elect to take partial withdrawals under a systematic withdrawal program by either written or telephone request. Under the program, systematic withdrawals are made on the same day (or next Business Day) of each month or quarter. Systematic withdrawals may be transferred automatically to your bank account if your bank is a member of the Automated Clearing House (ACH). Systematic withdrawals are not allowed simultaneously with a dollar cost averaging program.

        We do not currently impose a fee for systematic withdrawals, but may do so in the future.

        We reserve the right to modify, suspend or eliminate the systematic withdrawal program at any time.

Payment of Proceeds

        We ordinarily will pay any Withdrawal Value (or death benefit proceeds) from the Separate Account investment options within 7 days after receipt by our Variable Service Center of a request (or proof of death), and all other required elections and documentation in a form satisfactory to us. However, we may delay payment or transfers from a Separate Account investment option in certain circumstances. (See "Suspension of Payments and Transfers").

        Tax Withholding and Tax Penalties.  All distributions from your Contract, or portions thereof, which are included in your gross income are subject to federal income tax withholding. We will generally withhold federal taxes at the rate of 10% from each distribution, unless you have previously provided us with a written election not to have taxes withheld or to have taxes withheld at a different rate. Mandatory withholding rules apply to certain distributions from Qualified Contracts issued to 403(b) plans and 401 plans. Additionally, the Internal Revenue Code provides that a 10% penalty tax may be imposed on certain early surrenders and withdrawals. See the FEDERAL TAX MATTERS section of this prospectus for a general discussion.

Annuity Benefits

        General.  We will make annuity payments after the Annuity Date to the Annuitant unless you designate a different payee when you purchase a Contract. You may also designate a payee, or change a previously designated payee, by sending a written notice to the Variable Service Center at least 7 days before the Annuity Date.

        Annuity Options.  You elect the Annuity Option and may change it by written request to our Variable Service Center at least 30 days before the Annuity Date. If no Annuity Option election is in effect 30 days before the Annuity Date, we will make Annuity payments under Option B as a life Annuity with a 120 month period certain.

        You can choose from the following Annuity Options, or any other option we approve:

        OPTION A. Life Annuity:  Monthly payments during the lifetime of the Annuitant. Annuity payments cease when the Annuitant dies.

        OPTION B. Life Annuity with Periods Certain of 60, 120, 180 or 240 Months:  Monthly payments during the lifetime of the Annuitant, and in any event guaranteed for 60, 120, 180 or 240 months certain, as selected.

        OPTION C. Joint and Survivor Annuity:  Monthly payments during the joint lifetime of the Annuitant and a designated second person. At the death of either payee, Annuity payments continue to the survivor payee. The survivor's Annuity payments will equal 100%, 75%, 66 2/3% or 50% of the amount payable during the joint lifetime, as chosen.

        OPTION D. Joint and Contingent Annuity:  Monthly payments during the lifetime of the Annuitant and continued during the lifetime of a designated second person, if alive, after the Annuitant's death. The second person's Annuity payments will equal 100%, 75%, 66 2/3% or 50% of the amount payable, as chosen.

        OPTION E. Fixed Payments for a Period Certain:  Monthly payments of a fixed amount for any specified period (at least 5 years but not exceeding 30 years), as chosen.

        Form of Annuity Payments.  Annuity Options A, B, C & D are available for "fixed" Annuity payments, "variable" Annuity payments or a combination of both. Annuity Option E is available for fixed Annuity payments only. You may make a selection of the form of Annuity payments by sending a written request to our Variable Service Center no later than 7 calendar days before the Annuity Date. If you do not, we will make a combination of fixed Annuity payments and variable Annuity payments to reflect the allocation of your Account Value among the Fixed Account and the Separate Account investment options. (We will, however, transfer your Account Value to the Fixed Account before making payments under Annuity Option E.)

        Annuity Date.  You select the Annuity Date when you purchase a Contract, and may later change it by sending a written request to our Variable Service Center at least 30 days before the existing Annuity Date.

        Although we do not restrict when the Annuity Date may occur, if the selected Annuity Date occurs when the Annuitant is at an advanced age, such as over Age 85, it is possible that the Contract will not be considered an annuity for federal tax purposes. If your Contract is a Qualified Contract, you should select an Annuity Date that is consistent with the requirements of your tax-qualified retirement plans. A qualified tax advisor should be consulted for more information.

        Annuitization Bonus.  We will increase your Account Value by an "Annuitization Bonus" when Account Value is applied to an Annuity Option. The increase will be based on your Account Value at the end of the Business Day immediately preceding the Annuity Date.

        We determine the Annuitization Bonus rate for a Contract at the time of issue, but the Bonus may be modified, reduced or eliminated for subsequently issued Contracts. On the date of this prospectus, the Annuitization Bonus rate is 3% of Account Value. We will pro-rate any increase among your Contract's investment options on the Annuity Date. Under current federal income tax rules, this increase is deemed "income" on a Contract. (See "FEDERAL TAX MATTERS").

        Calculation of Annuity Payments.  The initial dollar amount of an Annuity payment is based on the Account Value (except as provided in your Contract) applied to a specific Annuity Option and the annuity tables in your Contract. The annuity tables for variable Annuity payments are based on a 3% assumed investment rate. If the actual net investment rate exceeds 3%, variable Annuity payments increase. Conversely, if the actual rate is less than 3%, variable Annuity payments decrease. Variable Annuity payments will reflect the performance of your Contract's Separate Account investment options. Other assumed investment rates may be available.

        We reserve the right to pay Annuity payments in one sum when the remaining payments are less than $5,000 (or other minimum amount we may establish), or when the Annuity option elected results in periodic payments of less than $200. ($100 if a combination of Fixed and Variable Annuity is selected).

        Guaranteed Minimum Income Payment Rider.  To elect the Guaranteed Minimum Income Payment Rider, the owner must be age 79 or younger when the Contract is issued. This optional additional benefit guarantees a minimum fixed lifetime Annuity payment for an additional annual charge. You may select this rider only at the time you purchase a Contract, and you may elect to begin payments under this rider only within a 30-day period following the 7th or later Contract Anniversary. In addition, payments under the rider may not begin until the Anniversary Date on or immediately following the Annuitant's 60th birthday, nor may they begin after the Annuitant's 91st birthday.

        Guaranteed Monthly Income Payments are made either:

  •
  for the lifetime of a single Annuitant or for 120 months, whichever is longer; or

  •
  for the lifetime of two Annuitants or for 240 months, whichever is longer.

        GMIP VALUE.  The amount of a fixed annuity payment payable as a Guaranteed Minimum Income Payment is based on the "GMIP Value," less any premium taxes, that is applied to the GMIP Annuity Tables stated in the rider.

        We determine a GMIP Value each year up to, and including, the Anniversary Date on or immediately following the Annuitant's 80th birthday (the "Age 80 Anniversary Date"). After that, the GMIP Value is based on GMIP Value on the Age 80 Anniversary Date:

  •
  plus any Purchase Payments we receive after the Age 80 Anniversary Date; and

  •
  less a proportional reduction for any withdrawals of Account Value after the Age 80 Anniversary Date.

        The GMIP Value up to the Age 80 Anniversary Date is the greater of:

  •
  the "Best Anniversary Value" in effect; or

  •
  the "Roll-Up Value" in effect.

        Best Anniversary Value — based on the highest "Anniversary Value Amount" in effect. We determine an Anniversary Value Amount, and adjust previously determined Anniversary Value Amounts, each year up to, and including, the Age 80 Anniversary Date. An Anniversary Value Amount equals the Account Value at the time of determination. Previously determined Anniversary Value amounts reflect:

  •
  an increase for any Purchase Payments we received since our last determination; and

  •
  a proportional reduction for any withdrawals of Account Value since our last determination.

        Roll-Up Value — based on:

  •
  Purchase Payments; and

  •
  a proportional reduction for any withdrawals of Account Value (including charges) attributable to Purchase Payments; and

  •
  interest accumulated at an annual rate of 5.0%.

        Proportional Reductions — based on the ratio that a withdrawal of Account Value, including charges on the withdrawal, bears to the total Account Value before the withdrawal.

        GMIP Annuity Tables — based on the 1983a Annuity Mortality Table (40% Male, pivotal age 65) and a benchmark rate of 2.5% per year, compounded annually. The level of income provided under these tables is based on conservative actuarial factors, and may often be less than the level that would be provided by applying the Account Value to other tables. If more favorable to the Annuitant, we will determine monthly income by applying Account Value to our current fixed annuity payment rates for the annuity option selected.

        GMIP Value does not guarantee performance of any investment option in your Contract, and cannot be used to increase the amounts available for withdrawal, surrender, or as a death benefit before the Annuity Date. The GMIP Value is not increased by the amount of any Annuitization Bonus.

Death Benefits after the Annuity Date

        Death of the Annuitant.  Any remaining Annuity payments under Annuity Options B or E are made to the Beneficiary. The Beneficiary may elect to receive the commuted value of the remaining Annuity

Payments in a single sum instead. We determine the commuted value by discounting the remaining Annuity Payments at the then current interest rate used for commutation.

        Death of the Owner.  No death benefits are provided under a Contract if you die after the Annuity Date, unless you are also the Annuitant and Annuity payments are made under Annuity Options B or E. Upon the death of an Owner on or after the Annuity Date, any remaining Annuity payments will be made at least as rapidly as prior to the Owner's death.

OTHER PROVISIONS OF THE CONTRACT

Misstatement of Age or Sex

        If the age or sex of the Annuitant is misstated, we may change the annuity benefits to those that correspond with the correct age and sex.

        If the misstatement is discovered after the Annuity Date:

  •
  we will deduct any overpayments against remaining annuity payments; and

  •
  we will add interest to any underpayments at the rate of 6% per year, compounded annually, and pay the amount in a single sum with the next Annuity Payment.

Owner and Beneficiary

        Owner.  The Contract application names the Contract owner, who in turn may name a new owner at any time before the Annuity Date. At the death of the owner, the designated Beneficiary becomes the owner. Because the owner has the authority to exercise most rights under a Contract, this prospectus generally refers to the owner when it refers to "you" or "your."

        We will permit the Contract to be owned jointly if one owner is the spouse of the other, and we will generally assume that each owner has the authority to act for all owners. However, we may require the written consent of all owners for certain transactions, such as an assignment of a Contract.

        Beneficiary.  The Contract application also names the Beneficiary under the Contract and any contingent Beneficiary. You may change the Beneficiary of the Contract (other than an irrevocably named Beneficiary) at any time before death benefits are payable. If your Contract is owned jointly by two spouses, we will treat each spouse as the designated beneficiary for any death benefits that may be payable upon the death of the other, unless you tell us otherwise.

        Changes and Assignments.  A change of owner or Beneficiary requires a written request satisfactory to us that is dated and signed by all of the owners. The change will take effect on the date it is signed, but is subject to all payments made and actions taken by us under the Contract before we receive the request at our Variable Service Center.

Assignments

        The owner may assign (transfer) the owner's rights in a Contract to someone else. An assignment requires a written request signed by all of the Contract's owners. An assignment will take effect only when we record it at our Variable Service Center. We have no responsibility for any assignment not submitted for recording; nor for the sufficiency or validity of any assignment.

        Unfavorable tax consequences, including recognition of taxable income and the imposition of a 10% penalty tax may result from transferring ownership or making an assignment. In addition, Qualified Contracts owned by tax-qualified retirement plans may be subject to mandatory assignment restrictions. Therefore, you should consult with a qualified tax adviser before transferring your Contract.

Change of Annuitant Designation

        The Owner may designate a new Annuitant before the Annuity Date, but not if a non-natural person owns the Contract.

Texas Optional Retirement Program

        A Contract issued to a participant in the Texas Optional Retirement Program ("ORP") contains an ORP endorsement that amends the Contract to provide that:

  •
  if for any reason a second year of ORP participation is not begun, the total amount of the State of Texas' first-year contribution will be returned to the appropriate institute of higher education upon its request; and

  •
  no benefits will be payable, through surrender of the Contract or otherwise, until the participant dies, accepts retirement, terminates employment in all Texas institutions of higher education or attains the age of 70 1/2.

        The value of the Contract may, however, be transferred to other contracts or carriers during the period of ORP participation. A participant in the ORP is required to obtain a certificate of termination from the participant's employer before the value of a Contract can be withdrawn.

Voting Rights

        We will vote the shares of the Portfolios held by the Separate Account at regular or special meetings of the Portfolio's shareholders in accordance with instructions received from you and other owners having the voting interest in the affected Portfolio(s). We compute the number of votes that an owner has the right to instruct for a particular Portfolio by dividing the owner's Account Value in that Portfolio by that Portfolio's net asset value per share. We will vote a Portfolio's shares held in our Separate Account for which we do not receive instructions, as well as shares held in our Separate Account that are not attributable to owners in the same proportion as we vote that Portfolio's shares held in the Separate Account for which we have received instructions.

Suspension of Payments or Transfers

        We usually make payments for death benefits, surrenders, withdrawals, or transfers from the Separate Account Investment Options within seven (7) calendar days. We reserve the right to suspend or postpone payments for death benefits, surrenders, withdrawals, or transfers from the Separate Account investment options for any period when:

  •
  the New York Stock Exchange is closed;

  •
  trading on the New York Stock Exchange is restricted;

  •
  an emergency exists that makes it impracticable to dispose of Separate Account securities or determine the Separate Account net asset values; or

  •
  any other period when so ordered by the SEC for the protection of Owners.

        We reserve the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law, but not for more than six months after we receive the transaction request.

Suspension of Contracts

        If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

DISTRIBUTION AND OTHER AGREEMENTS

        First Variable Capital Services, Inc. ("FVCS"), 2801 Highway 280 South, Birmingham, Alabama, 35223, acts as principal underwriter and distributor of the Contracts. FVCS, our wholly owned subsidiary, was incorporated in Arkansas on July 26, 1991. It is registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the NASD, Inc. We offer the Contracts on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time. We are no longer offering the Contract for sale to new purchasers.

        We and FVCS have agreements with various broker-dealers under which the Contracts will be sold by registered representatives of the broker-dealers. The registered representatives are required to be authorized under applicable state regulations to sell variable annuity contracts. The commissions payable to a broker-dealer for sales of the Contract may vary with the sales agreement, but are not expected to exceed 1.00% of first-year Purchase Payments and a trail commission each year in the amount of 1% of Account Value beginning in the 13th month after the Issue Date. As compensation for marketing, training and/or other services provided, we may pay broker-dealers wholesaler fees, training fees, asset-based amounts, bonuses, overrides and expense and/or marketing allowances in addition to ordinary commissions. These payments, which may be different for different broker-dealers, will be made by Protective Life or FVCS out of their own assets and will not change the amounts paid by Owners to purchase, hold, or surrender their Contracts. We may use any of our corporate assets to pay commissions and other costs of distributing the Contracts, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contracts.

        Additionally, FVCS receives fees assessed against shares of many of the Portfolios attributable to the Contracts. These Portfolios have adopted distribution plans pursuant to Rule 12b-1 under the 1940 Act for the class of shares sold to certain Separate Account Investment Options. The plans permit these Portfolios to pay fees out of their assets to broker-dealers that distribute that class of shares. FVCS may pay some or all of these amounts to us as compensation for our provision of distribution and shareholder support services relating to the Contracts on FVCS' behalf.

        We pay commissions to broker-dealers through FVCS. FVCS does not retain any commission payment or other amounts as principal underwriter for the Contracts. However, we may pay some or all of FVCS' operating and other expenses. During the years ended December 31, 2002, 2001, and 2000, FVCS received $395,792, $1,485,332, and $2,502,119, respectively, in commissions and did not retain any of these commissions.

FEDERAL TAX MATTERS

General

        Because of the complexity of the law and because tax results will vary according to your identity and status, you should seek individualized legal and tax advice before purchasing or taking any action under a Contract.

        We cannot provide a comprehensive description of the federal income tax consequences regarding the Contracts in this prospectus, and special tax rules may apply that we have not discussed herein. Nor does this discussion address any applicable state, local, gift, inheritance, estate, and foreign or other tax laws. This discussion assumes that you, the Contract's owner, are a natural person and a U.S. citizen and resident. Finally, we would caution that the law and the related regulations and interpretations on which we base our tax analysis can change, and such changes can be retroactive. Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

Our Taxation

        Generally under current federal income tax law, the operations of the Separate Account and the Fixed Account do not require us to pay any tax. Thus, we currently impose no charge for our federal income taxes. However, we may decide to charge the Separate Account or Fixed Account for our federal income taxes, if there are changes in federal tax law.

        We may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and, accordingly, we do not currently impose a charge for them. If they increase, however, we may impose a charge for such taxes attributable to the Separate Account and/or Fixed Account.

Income Tax Deferral on Increases in Account Value

        In general, an owner of an annuity contract is not taxed on increases in the contract's value until a distribution occurs, either in the form of a lump sum payment or as annuity payments.

        Contracts Owned by Other than Natural Persons.  If you are a non-natural person, e.g., a corporation or another type of entity, your Contract will generally not be treated as an annuity contract for federal income tax purposes, and you will be subject to immediate taxation on the increases in your Contract's Account Value. However, this treatment does not apply to Contracts held by a trust or other entity as an agent for a natural person or to Qualified Contracts held by a tax-qualified retirement plan (i.e., a plan that qualifies under section 401, 403(a), 403(b), 408, 408A or 457 of the Code). Please consult your tax adviser regarding other exceptions not addressed by this prospectus.

        Diversification Requirements.  The Internal Revenue Code provides that a variable annuity contract will not be treated as an annuity contract under the Code for any period (and any subsequent period) for which the related investments are not adequately diversified. If your Contract did not qualify as an annuity contract, you would be subject to immediate taxation on the increases in your Contract's Account Value. We intend that all Portfolios of the Funds in which your Contract may invest will comply with the diversification requirements.

        Investment Control.  In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a separate account used to support their contracts. In those circumstances, income and gains from the separate account would be includable in the contract owners' gross income. The Internal Revenue Service has stated in published rulings that a variable contract owner will be considered the owner of the assets of a separate account if the owner possesses incidents of ownership in those assets such as the ability to exercise investment control over the assets. The amount of investment control which you may exercise under a Contract differs in some respects from the situations addressed in the published rulings which held that variable contract owners were not deemed, for federal income tax purposes, to own the related assets held in a separate account by the issuing insurance company. It is possible that these differences, such as your ability to transfer among investment choices or the number and type of investment choices available, would cause you to be taxed as if you were the owner of the Portfolio shares that are attributable to your Contract. In that case, you would be liable for income tax on an allocable portion of any current income and gains realized by the Separate Account, even though you have received no distribution of those amounts.

        Due to the uncertainty in this area, we reserve the right to modify your Contract in an attempt to maintain its intended tax treatment.

Distributions from Non-Qualified Contracts

        For a lump sum payment received upon surrender of a Contract, you will be taxed on the portion that exceeds your investment in the Contract. The taxable portion is taxed as ordinary income. In the case of a withdrawal or distribution of Account Value, amounts will be treated as coming first from the earnings and thus taxable, and then, only after that income portion is exhausted, as coming from your investment in the Contract. Your investment in the Contract equals your Purchase Payments (to the extent such payments were neither deductible when made nor excludible from income) less amounts previously received from a Contract which were not includible in income. Distributions may be subject to a 10% penalty tax and federal income tax withholding.

        We impose certain charges for optional death benefit riders. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the Contract.

        Penalty Tax on Premature Distributions.  The taxable portion of a distribution from a Contract may be subject to a 10% penalty tax. However, the penalty is not imposed on amounts received:

  •
  after you reach age 59 1/2;

  •
  after your death, or if you are not an individual, on or after the death of the primary Annuitant;

  •
  if you are totally disabled as defined in Code section 72(m)(7));

  •
  in a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or for the joint lives (or joint life expectancies) of you and your Beneficiary;

  •
  under an immediate annuity; or

  •
  that are allocable to purchase payments made before August 14, 1982.

        Annuity Payments.  For annuity payments, the portion of each payment that exceeds a pre-determined "exclusion amount" is considered taxable income. The exclusion amount is determined:

  •
  for payments based on a fixed annuity option, by multiplying the payment by the ratio that your investment in the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract.

  •
  for payments based on a variable annuity option, by dividing your investment in the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid.

        Annuity payments received after the total of the excludable amounts equals the investment in the Contract are fully taxable. The taxable portion is taxed at ordinary income tax rates. If annuity payments cease because of the death of the Annuitant and before the total amount of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction. There may be special income tax issues present in situations where you and the annuitant are not the same person and are not married to one another. A tax adviser should be consulted in those situations.

Death Benefits

        The Beneficiary is taxed on the portion of the Death Benefit that exceeds your investment in the Contract. However, if the Beneficiary elects to receive the Death Benefit under an Annuity Option, payments made to the Beneficiary are taxed as annuity payments as discussed above. Estate taxes may also apply.

Partial 1035 Exchanges.

        Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. In some circumstances, the direct transfer of a portion of an annuity contract into another annuity contract may qualify as a non-taxable exchange. However, it is unclear what specific types of partial exchange designs and transactions will qualify for such nontaxable treatment. Due to the uncertainty in this area, owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Tax Treatment of Assignments

        Any assignment or pledge (or agreement to assign or pledge) any portion of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts.

        If the Contract is issued for under a Qualified Plan, it may not be assigned, pledged or otherwise transferred except as allowed under applicable law.

Gifting a Contract

        If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to a divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value in excess of your investment in the Contract. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

Multiple Contracts

        Multiple non-qualified annuity contracts issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract when determining the tax consequences of certain distributions. Such treatment may result in adverse tax consequences, including more rapid taxation of the distributed amounts from the combined contracts and imposition of the 10% tax penalty (as described above). Owners should consult a tax adviser before purchasing more than one non-qualified annuity contract in a calendar year.

Loss of Interest Deduction Where Contract is Held By or For the Benefit of Certain Nonnatural Persons

        In the case of Contracts issued after June 8, 1997 to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to the debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

Tax-Qualified Retirement Plans

        This prospectus offers a Contract that may be used under various types of tax-qualified retirement plans. Taxation of participants varies with the type of plan and terms and conditions of each specific qualified plan. The terms and conditions of a plan may restrict the permitted contributions to, and benefits of, a Contract issued to the plan, regardless of the terms and conditions of the Contract itself. Because a retirement plan's contribution limits and distribution and other requirements may not be incorporated into our administrative procedures, Contract owners, participants and beneficiaries are responsible for determining that transactions with respect to the Contract comply with applicable law.

        The tax rules for tax-qualified retirement plans are very complex and will have different applications depending on individual facts and circumstances. For example, Contracts issued under tax qualified retirement plans are generally not transferable. Contract owners, annuitants and beneficiaries should therefore obtain competent tax advice before purchasing a Contract issued under a tax-qualified retirement plan, or engaging in various transactions (i.e., making contributions or taking distributions) in connection with a Contract.

        A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a qualified contract.

        The following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

        Traditional IRAs and Roth IRAs.  Eligible individuals may maintain: (a) an individual retirement account or individual retirement annuity under section 408 of the Code ("Traditional IRA"); and (b) a non-tax deductible individual retirement account or individual retirement annuity under section 408A of the Code ("Roth IRA").

        Under applicable limitations, amounts may be contributed to a Traditional IRA that will be deductible from the individual's gross income. The amounts contributed to a Traditional IRA may be reduced if an individual also contributes to a Roth IRA.

        Traditional IRAs and Roth IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into a Traditional IRA. (A Coverdell Education Savings Account (formerly known as an "education IRA") under section 530 of the Code does not qualify for this treatment.) Rollovers may also be made under certain conditions to a Roth IRA, but only from a Traditional IRA or from another Roth IRA. Rollovers from a Traditional IRA to a Roth IRA are subject to immediate federal income taxation.

        You may not use the Contract in connection with a Coverdell Education Savings Account, a "Simplified Employee Pension" under section 408(k) of the Code, or a "Simple IRA" under section 408(p) of the Code.

        Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit Sharing Plans.  Section 401(a) and 403(a) of the Code permit corporate and self-employed individuals to establish Qualified Plans for themselves and their employees. These retirement plans may permit the purchase of a Contract to provide benefits under the plan. Contributions made to the plan for the benefit of the employees are not included in the gross income of the employees until distributed from the plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Internal Revenue Code places limitations and restrictions on all plans including items such as:

  •
  amount of allowable contributions;

  •
  form, manner and timing of distributions;

  •
  transferability of benefits;

  •
  vesting and nonforfeitability of interests;

  •
  incidental death benefits;

  •
  nondiscrimination in eligibility and participation; and

  •
  the tax treatment of distributions, withdrawals and surrenders.

        If you purchase an optional death benefit rider, the death benefit in certain circumstances may exceed the greater of the Purchase Payments and the Account Value. It is possible the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental death benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants.

        403(b) Annuities.  Public schools and certain charitable, educational and scientific organizations specified in section 501(c)(3) of the Code may purchase "403(b)" or "tax-sheltered annuities." These qualifying employers may contribute to a Contract for the benefit of their employees. Such contributions are not included in the gross income of the employees until employees receive distributions from the

Contracts. Tax-sheltered annuity contributions are limited to certain maximums. Additional restrictions govern such items as transferability, distributions, nondiscrimination and withdrawals.

        If you purchase the optional death benefit rider, the death benefit in certain circumstances may exceed the greater of the Purchase Payments and the Account Value. It is possible the IRS could characterize such a death benefit as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a section 403(b) annuity.

Distributions from Qualified Contracts

        In the case of a withdrawal under a Qualified Contract (other than a "qualified distribution" from a Roth IRA), a portion of the amount received is taxable. This is generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan.

        Roth IRAs.  A "qualified distribution" from a Roth IRA is generally not subject to federal income taxation, but can only be made after the assets have been in the Roth IRA for 5 years and the Owner:

  •
  reaches age 59 1/2;

  •
  dies or is disabled (IRC Section 72(m)(7)); or

  •
  takes a qualified first-time homebuyer distribution (as defined in section 72(t)(8) of the Code).

        Penalty tax on Pre-retirement Distributions.  The taxable portion of any distribution from a qualified retirement plan may be subject to a 10% penalty tax. This tax could apply to withdrawals from a Contract issued and qualified under Code sections 401 (Corporate and Self-Employed Pension and Profit-Sharing Plans), 403(b) (Tax-Sheltered Annuities), 408 (Traditional IRAs) or 408A (Roth IRAs — "nonqualified distributions" only). It is not imposed on:

  •
  qualified rollovers or permitted direct transfers to a Traditional IRA, a Roth IRA, or to another eligible qualified plan;

  •
  distributions made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2;

  •
  distributions following the death or disability (as defined in section 72(m)(7) of the Code) of the Owner or Annuitant (as applicable);

  •
  distributions that are part of substantially equal periodic payments made not less than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary (Qualified Plans other than Traditional IRAs and Roth IRAs require the employee to be separated from service for this exception to apply.);

  •
  distributions made to the Owner or Annuitant (as applicable) for payment of medical expenses which exceed 7.5% of adjusted gross income;

  •
  distributions from a Traditional IRA or from a Roth IRA for payment of health insurance premiums while unemployed, if certain conditions are met;

  •
  amounts paid from a Traditional IRA and Roth IRA for qualified higher education expenses (IRC Section 72(t)(7) of the Code); and

  •
  amounts paid from a Traditional IRA or Roth IRA as a qualified first-time homebuyer distribution (IRC Section 72(t)(8) of the Code).

        The penalty tax for a Contract issued and qualified under Code sections 401 or 403(b) is also not imposed on:

  •
  distributions to an Owner or Annuitant (as applicable) who has separated from service after he has attained age 55; and

  •
  distributions made to an alternate payee pursuant to a qualified domestic relations order.

        Required Minimum Distributions.  Generally, distributions from a qualified plan (other than a Roth IRA) must start no later than (a) April 1 of the calendar year following the year in which the employee attains age 70 1/2 or (b) retirement, whichever is later. The limitation set forth in subsection (b) does not apply to IRAs. The amount of these distributions and the period over which they must span must be made are subject to special rules. The death benefit under your Contract may affect the amount of the required minimum distribution that must be taken from your Contract. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount not distributed.

        Tax-Sheltered Annuities — Withdrawal Limitations.  Withdrawals of amounts attributable to contributions made according to a salary reduction agreement are limited to when the Owner:

  •
  attains age 59 1/2;

  •
  separates from service;

  •
  dies;

  •
  becomes disabled (IRC Section 72(m)(7) of the Code); or

  •
  in the case of hardship.

        Hardship withdrawals are restricted to the portion of the Owner's Account Value that represents contributions made by the Owner and do not include investment results.

        These withdrawal limitations became effective on January 1, 1989, and generally apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers and certain rollovers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser about distributions.

Death Benefits

        If death benefit riders (endorsements) are to be used with a Qualified Contract, such death benefits may be considered by the Internal Revenue Service as "incidental death benefits." The Code imposes limits on the amount of incidental death benefits allowable for qualified contracts, and if the death benefits selected by you are considered to exceed such limits, the provision of such benefits could result in currently taxable income to the owners of Qualified Contracts. Furthermore, the Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or account value. The contract offers death benefits which may exceed the greater of purchase payments or account (contract) value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Federal Income Tax Withholding

        All distributions from your Contract, or portions thereof, that are included in your gross income are subject to federal income tax withholding. We will withhold federal taxes at the rate of 10% from the taxable portion of nonperiodic payments (including surrenders prior to the Annuity Date). However, you may elect not to have taxes withheld or to have taxes withheld at a different rate.

        Certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, may be subject to a mandatory 20% withholding for federal income tax.

ADVERTISING PRACTICES

FIS Prime Money Fund II Portfolio

        From time to time, the FIS Prime Money Fund II investment option of the Separate Account may advertise its "yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance.

        The "yield" of the FIS Prime Money Fund II investment option refers to the income generated by Account Values in the FIS Prime Money Fund II investment option over a seven-day period (which will be stated in the advertisement). This income is "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Account Values in the FIS Prime Money Fund II investment option.

        The "effective yield" is calculated similarly. However, when annualized, the income earned by Account Values is assumed to be reinvested. This results in the "effective yield" being slightly higher than the "yield" because of the compounding effect of the assumed reinvestment. The yield figure will reflect the deduction of any asset-based charges and any applicable annual contract maintenance charge.

Other Portfolios

        From time to time, we may advertise performance data for the Contract's other investment options. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment over a period of time, usually a calendar year. It is determined by dividing the increase (decrease) in value for that Unit by the Accumulation Unit value at the beginning of the period. This percentage will reflect the deduction of any asset-based charges and any applicable annual contract maintenance charges under the Contracts.

        Advertisements also will include total return figures calculated as described in the Statement of Additional Information. The total return figures reflect the deduction of any applicable annual contract maintenance charges, as well as any asset-based charges.

        We may make yield information available, with respect to some of the investment options. Such yield information will be calculated as described in the Statement of Additional Information. The yield information will reflect the deduction of any applicable annual contract maintenance charge, as well as any asset-based charges.

        We may also show historical Accumulation Unit values in certain advertisements that contain illustrations. These illustrations will be based on Accumulation Unit values for a specific period.

        Quotations of standardized total return for any Investment Option will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the life of the Investment Option). They will reflect the deduction of a Contract's daily and annual charges, the applicable withdrawal charge, and fees and expenses of the underlying Portfolio. Quotations of non-standardized total return may simultaneously be shown for the periods indicated in the advertisement and may not reflect some or all of these deductions.

        Total return performance information for Investment Options may also be advertised based on the historical performance of the Portfolio underlying an Investment Option for periods beginning before the date Accumulation Unit Values were first calculated for Contracts funded in that Investment Option. Any such performance calculation will be based on the assumption that the Investment Option corresponding to the applicable Portfolio was in existence throughout the stated period and that contractual charges and expenses of the Investment Option during the period were equal to those currently assessed under a Contract.

        We may also distribute sales literature that compares the percentage change in Accumulation Unit values for any of the investment options against established market indices such as the Standard & Poor's Index of 500 Common Stocks, the Dow Jones Industrial Average or other management investment companies that have investment objectives similar to the investment options being compared.

        The Standard & Poor's Index of 500 Common Stocks is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange.

        The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's Index of 500 Common Stocks and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

        We may also distribute sales literature that compares the performance of our variable annuities' Accumulation Unit values with the unit values of variable annuities issued through other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, Morningstar or from the VARDS Report.

        The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data that tracks the performance of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. Our sales literature using these rankings will indicate whether such charges were deducted. Where the charges have not been deducted, the sales literature will indicate that, had the charges been deducted, the ranking might have been lower.

        The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges.

        Morningstar rates each variable annuity investment option against its peers with similar investment objectives. Morningstar does not rate any investment option with fewer than three years of performance data.

OTHER MATTERS

Financial Statements

        Our financial statements and the financial statements of the Separate Account are included in the Statement of Additional Information.

Legal Proceedings

        Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on FVCS's, Protective Life's or the Separate Account's financial position.

Transfers by the Company

        We may, subject to applicable regulatory approvals, transfer obligations under a Contract to another qualified life insurance company under an assumption reinsurance arrangement without the prior consent of the Owner.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

        The Statement of Additional Information for the Separate Account and the Contract contains the following information:

 APPENDIX A

ACCUMULATION UNIT VALUE HISTORY
(for a unit outstanding throughout the period)

        The following condensed financial information is derived from the financial statements of the Separate Account. The information should be read in conjunction with the financial statements, related notes and other financial information for the Separate Account included in the Statement of Additional Information. Our financial statements and report of independent auditors are also contained in the Statement of Additional Information.

	Period Ended 9/30/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97	Year Ended 12/31/96
AIM V.I. Capital Appreciation
Beginning of Period	$6.88	$9.24	$12.22	$13.92	$10.00
End of Period	$7.89	$6.88	$9.24	$12.22	$13.92
Number of Accum. Units Outstanding	279,407	309,192	485,771	469,877	252,629
AIM V.I. Growth
Beginning of Period	$4.34	$6.39	$9.81	$12.52	$10.00
End of Period	$5.08	$4.34	$6.39	$9.81	$12.52
Number of Accum. Units Outstanding	522,422	475,804	566,819	531,518	176,316
ACS V.P. Value
Beginning of Period	$10.11	$11.74	$10.56	$9.08	$10.00
End of Period	$11.35	$10.11	$11.74	$10.56	$9.08
Number of Accum. Units Outstanding	154,386	199,842	286,071	113,249	79,433
Scudder Equity 500 Index
Beginning of Period	$6.49	$8.48	$9.80	$10.96	$10.00
End of Period	$7.34	$6.49	$8.48	$9.80	$10.96
Number of Accum. Units Outstanding	218,840	276,633	352,075	264,896	168,120
Scudder Small Cap Index
Beginning of Period	$8.66	$11.07	$11.01	$11.63	$10.00
End of Period	$10.97	$8.66	$11.07	$11.01	$11.63
Number of Accum. Units Outstanding	65,229	39,478	101,439	41,622	24,524
Scudder EAFE Index
Beginning of Period	$5.05	$6.53	$8.81	$10.00
End of Period	$5.71	$5.05	$6.53	$8.81
Number of Accum. Units Outstanding	80,571	91,428	122,611	137,791
FIS Prime Money Fund II (1)
Beginning of Period	$12.19	$12.20	$11.94	$11.44	$11.10	$10.74	$10.39	$10.06
End of Period	$12.12	$12.19	$12.20	$11.94	$11.44	$11.10	$10.74	$10.39
Number of Accum. Units Outstanding	306,317	676,578	1,974,201	446,965	376,738	135,376	89,012	39,582
FIS High Income Bond Fund II
Beginning of Period	$9.27	$9.28	$9.30	$10.00
End of Period	$10.64	$9.27	$9.28	$9.30
Number of Accum. Units Outstanding	204,600	546,527	316,584	46,506
FMR Contrafund (Service Class 2 Shares)
Beginning of Period	$7.18	$8.06	$9.35	$10.00
End of Period	$8.16	$7.18	$8.06	$9.35
Number of Accum. Units Outstanding	218,638	267,048	418,042	78,787
FMR Equity Income (Service Class 2 Shares)
Beginning of Period	$8.34	$10.22	$10.95	$10.00
End of Period	$9.37	$8.34	$10.22	$10.95
Number of Accum. Units Outstanding	107,016	121,967	159,384	25,348

	Period Ended 9/30/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97	Year Ended 12/31/96
FMR Growth Opportunities (Service Class 2 Shares)
Beginning of Period	$5.51	$7.17	$8.53	$10.00
End of Period	$6.35	$5.51	$7.17	$8.53
Number of Accum. Units Outstanding	69,314	34,564	73,866	2,912
LA Growth and Income
Beginning of Period	$8.87	$10.98	$11.95	$10.48	$10.00
End of Period	$10.11	$8.87	$10.98	$11.95	$10.48
Number of Accum. Units Outstanding	284,499	337,100	483,583	244,747	137,865
MFS New Discovery (Initial Class)
Beginning of Period	$9.91	$14.71	$15.72	$16.28	$10.00
End of Period	$12.06	$9.91	$14.71	$15.72	$16.28
Number of Accum. Units Outstanding	28,954	36,442	46,218	92,470	138,167
MFS New Discovery (Service Class)
Beginning of Period	$5.97	$8.89	$9.53	$10.00
End of Period	$7.26	$5.97	$8.89	$9.53
Number of Accum. Units Outstanding	84,771	102,988	166,555	211,715
MFS Investors Growth Stock Fund (Initial Class)
Beginning of Period	$6.83	$9.57	$12.81	$13.86	$10.00
End of Period	$7.72	$6.83	$9.57	$12.81	$13.86
Number of Accum. Units Outstanding	13,698	21,362	26,393	42,352	44,090
MFS Investors Growth Stock Fund (Service Class)
Beginning of Period	$4.75	$6.67	$9.00	$10.00
End of Period	$5.35	$4.75	$6.67	$9.00
Number of Accum. Units Outstanding	98,259	116,260	214,095	83,422
MFS Investors Trust (Initial Class) (formerly, MFS Growth with Income)
Beginning of Period	$6.45	$8.29	$10.01	$10.18	$10.00
End of Period	$7.07	$6.45	$8.29	$10.01	$10.18
Number of Accum. Units Outstanding	24,451	26,374	28,603	37,682	51,939
MFS Investors Trust (Service Class) (formerly, MFS Growth with Income)
Beginning of Period	$6.38	$8.21	$9.94	$10.00
End of Period	$6.98	$6.38	$8.21	$9.94
Number of Accum. Units Outstanding	93,724	104,349	153,494	187,993
Seligman Communications & Information (Class 2)
Beginning of Period	$3.6	$5.73	$5.54	$10.00
End of Period	$4.55	$3.60	$5.73	$5.54
Number of Accum. Units Outstanding	178,733	217,575	271,841	188,905
VIPT Growth Securities (Class 2 Shares)
Beginning of Period	$8.21	$10.22	$10.52	$10.00
End of Period	$9.46	$8.21	$10.22	$10.52
Number of Accum. Units Outstanding	68,857	76,226	99,179	127,324
VIPT International Securities
Beginning of Period	$7.14	$8.90	$10.76	$11.18	$10.00
End of Period	$8.26	$7.14	$8.90	$10.76	$11.18
Number of Accum. Units Outstanding	146,640	197,058	474,916	268,972	295,964

	Period Ended 9/30/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97	Year Ended 12/31/96
VIST Growth (2), (5)
Beginning of Period	$—	$—	$22.40	$26.64	$20.10	$15.31	$12.57	$10.14
End of Period	$—	$—	$18.16	$22.40	$26.64	$20.10	$15.31	$12.57
Number of Accum. Units Outstanding	0	0	0	598,293	560,375	282,153	106,746	30,672
VIST Growth & Income (5)
Beginning of Period (5/31/95)	$—	$—	$18.44	$17.20	$16.43	$14.84	$11.75	$10.63
End of Period	$—	$—	$18.16	$18.44	$17.20	$16.43	$14.84	$11.75
Number of Accum. Units Outstanding	0	0	0	355,614	403,888	358,265	152,210	51,500
VIST High Income Bond (5)
Beginning of Period	$—	$—	$11.37	$13.04	$13.00	$12.80	$11.45	$10.17
End of Period	$—	$—	$11.14	$11.37	$13.04	$13.00	$12.80	$11.45
Number of Accum. Units Outstanding	0	0	0	138,787	256,064	306,492	114,612	30,956
VIST Matrix Equity (3), (5)
Beginning of Period	$—	$—	$15.01	$17.65	$15.70	$13.16	$10.94	$10.12
End of Period	$—	$—	$13.26	$15.01	$17.65	$15.70	$13.16	$10.94
Number of Accum. Units Outstanding	0	0	0	210,894	230,160	186,146	43,263	11,951
VIST Multiple Strategies (5)
Beginning of Period	$—	$—	$19.63	$22.78	$18.07	$14.10	$11.84	$10.15
End of Period	$—	$—	$16.12	$19.63	$22.78	$18.07	$14.10	$11.84
Number of Accum. Units Outstanding	0	0	0	587,349	499,905	264,274	77,185	30,934
VIST Small Cap Growth (4), (5)
Beginning of Period (5/4/95)	$—	$—	$18.34	$21.93	$12.32	$12.91	$13.01	$10.36
End of Period	$—	$—	$11.31	$18.34	$21.93	$12.32	$12.91	$13.01
Number of Accum. Units Outstanding	0	0	179	318,394	201,290	112,393	25,466
VIST U.S. Government Bond (5)
Beginning of Period	$—	$—	$12.56	$11.48	$11.88	$11.19	$10.39	$10.30
End of Period	$—	$—	$13.05	$12.56	$11.48	$11.88	$11.19	$10.39
Number of Accum. Units Outstanding	0	0	0	308,288	488,100	490,078	63,534	43,540
VIST World Equity (5)
Beginning of Period	$—	$—	$18.03	$19.47	$12.71	$12.28	$11.33	$10.24
End of Period	$—	$—	$14.68	$18.03	$19.47	$12.71	$12.28	$11.33
Number of Accum. Units Outstanding	0	0	0	110,368	207,955	129,010	75,105	37,590
PBHG Small Cap Growth
Beginning of Period	$4.99	$8.40	$10.00
End of Period	$7.01	$4.99	$8.40
Number of Accum. Units Outstanding	222,521	395,540	271,795
FMR Growth & Income (Service Class 2 Shares)
Beginning of Period	$7.8	$9.53	$10.00
End of Period	$8.84	$7.80	$9.53
Number of Accum. Units Outstanding	528,513	583,122	695,907
ACS VP Ultra
Beginning of Period	$7.18	$9.43	$10.00
End of Period	$8.11	$7.18	$9.43
Number of Accum. Units Outstanding	467,389	546,684	683,222
ACS VP International Growth
Beginning of Period	$6.4	$8.16	$10.00
End of Period	$6.93	$6.40	$8.16
Number of Accum. Units Outstanding	110,215	117,496	153,011
ACS VP Income & Growth
Beginning of Period	$7.36	$9.27	$10.00
End of Period	$8.33	$7.36	$9.27
Number of Accum. Units Outstanding	143,374	173,137	216,536

	Period Ended 9/30/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98	Year Ended 12/31/97	Year Ended 12/31/96
FIS US Government Securities
Beginning of Period	$11.15	$10.38	$10.00
End of Period	$11.25	$11.15	$10.38
Number of Accum. Units Outstanding	299,305	409,201	482,399
VIPT Developing Markets Securities (Class 2)
Beginning of Period	$9.27	$10.50	$10.00
End of Period	$11.83	$9.27	$10.50
Number of Accum. Units Outstanding	22,410	20,577	204,983
Franklin Small Cap (Class 2)
Beginning of Period	$6.61	$9.82	$10.00
End of Period	$7.89	$6.61	$9.82
Number of Accum. Units Outstanding	3,914	4,318	62,054
INVESCO Dynamics
Beginning of Period	$5.49	$8.19	$10.00
End of Period	$6.6	$5.49	$8.19
Number of Accum. Units Outstanding	56,364	10,762	5,762
INVESCO Health Sciences
Beginning of Period	$7.61	$10.22	$10.00
End of Period	$8.63	$7.61	$10.22
Number of Accum. Units Outstanding	15,852	12,058	15,986
INVESCO Financial Services
Beginning of Period	$8.12	$9.68	$10.00
End of Period	$9.3	$8.12	$9.68
Number of Accum. Units Outstanding	36,940	34,038	58,135
INVESCO Real Estate Opportunity
Beginning of Period	$10.59	$10.10	$10.00
End of Period	$13.16	$10.59	$10.10
Number of Accum. Units Outstanding	26,125	37,457	22,290
MFS Utilities
Beginning of Period	$5.75	$7.57	$10.00
End of Period	$6.93	$5.75	$7.57
Number of Accum. Units Outstanding	11,536	13,101	19,975
MFS Total Return
Beginning of Period	$9.16	$9.82	$10.00
End of Period	$9.81	$9.16	$9.82
Number of Accum. Units Outstanding	178,593	200,121	236,295
Seligman Small Cap Value (Class 2)
Beginning of Period	$10.02	$12.05	$10.00
End of Period	$12.72	$10.02	$12.05
Number of Accum. Units Outstanding	39,790	41,033	94,816

(1)	On January 2, 1997, shares of Federated Prime Money Fund II were substituted for shares of the VIST Cash Management Portfolio. Accumulation Unit Values prior to that date are based on the value of VIST Cash Management Portfolio shares held for the periods shown.
(2)	Prior to May 1, 1997, the Growth Sub-Account was known as the "Common Stock Sub-Account."
(3)
Prior to May 1, 1997, the Matrix Equity Sub-Account was known as the "Tilt Utility Sub-Account" and had different investment policies. Prior to April 1, 1994, the Sub-Account was known as the "Equity Income Division" and had different investment objectives, policies and restrictions.
(4)	Prior to May 1, 1997, the Small Cap Growth Sub-Account was known as the "Small Cap Sub-Account."
(5)
On December 28, 2001, shares of the American Century VP Ultra Fund were substituted for shares of the VIST Growth Division, shares of the VIP Growth & Income Portfolio were substituted for shares of the VIST Growth & Income Division, shares of the Federated High Income Bond Fund II were substituted for shares of the VIST High Income Bond Division, shares of the American Century VP Income & Growth Fund were substituted for shares of the VIST Matrix Equity Division, shares of the VIP Growth & Income Portfolio were substituted for shares of the VIST Multiple Strategies Division, shares of the PBHG Small Cap Growth Portfolio were substituted for shares of the VIST Small Cap Growth Division, shares of the Federated U.S. Government Securities Fund II were substituted for shares of the VIST U.S. Government Bond Division, and shares of the American Century VP International Fund were substituted for shares of the VIST World Equity Division.

      Please tear off, complete and return this form to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to First Variable's Investment Products Division, customer service center address at P.O. Box 830765, Birmingham, Alabama, 35283-0765.

        Please send me a free copy of the Statement of Additional Information for the First Variable Annuity Fund A.

Name

Address

City, State, Zip

Daytime Telephone Number

 PART B

INFORMATION REQUIRED TO BE IN THE STATEMENT OF ADDITIONAL INFORMATION

 STATEMENT OF ADDITIONAL INFORMATION
for
FIRST VARIABLE ANNUITY FUND E
(the "Separate Account")
and
PROTECTIVE LIFE INSURANCE COMPANY

        This is not a prospectus. You should read this Statement of Additional Information with the prospectus dated January 2, 2004 for the Contract referred to above.

        The prospectus concisely sets forth information that you ought to know before investing in a Contract. For a copy of the prospectus, call us at 1-800-228-1035 or write us at 2801 Highway 280 South, Birmingham, Alabama 35223.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED JANUARY 2, 2004.

 PROTECTIVE LIFE INSURANCE COMPANY

        You will find information about our company and its ownership in the prospectus.

INDEPENDENT ACCOUNTANTS

        The statement of assets and liabilities of First Variable Annuity Fund E as of December 31, 2002 and the related statements of operations and changes in net assets for the year then ended and the consolidated balance sheets of Protective Life Insurance Company as of December 31, 2002 and 2001 and the related consolidated statements of income, share-owner's equity and cash flows for each of the three years ended December 31, 2002 and the related financial statement schedules included in this Statement of Additional Information and in the registration statement have been so included herein in reliance on the reports of PricewaterhouseCoopers LLP, Birmingham, Alabama, independent accountants, given on the authority of said firm as experts in accounting and auditing.

        The statement of changes in net assets of First Variable Annuity Fund E for the year ended December 31, 2001 has been included herein in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing. Their principal business address is 303 East Wacker Drive, Chicago, IL 60601-5212

        With respect to the unaudited financial information for Protective Life and its subsidiaries for the three and nine-month periods ended September 30, 2003 and 2002, included in this Registration Statement on Form N-4 ("Registration Statement"), the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report in this Registration Statement states that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933, as amended.

        The statements of assets and liabilities of First Variable Annuity Fund E as of September 30, 2003, and the related statements of operations and changes in net assets for the nine-month period then ended, appearing herein, are unaudited.

LEGAL COUNSEL

        Sutherland Asbill & Brennan LLP, Washington, D.C., advised us on certain matters relating to the federal securities laws.

YIELD CALCULATION FOR FIS PRIME MONEY FUND II INVESTMENT OPTION

        The FIS Prime Money Fund II Investment Option of the Separate Account calculates its current yield based upon the seven-day period that ends on the date of calculation. To calculate the current yield, we create a hypothetical Contract account with a balance of one Accumulation Unit of this investment option. We determine the net change (exclusive of capital changes) in the value of the Accumulation Unit at the beginning and at the end of the period. Next, we subtract the Annual Contract Maintenance Charge and divide the difference by the value of the hypothetical account at the beginning of the same period to obtain the base period return. We then multiply the result by (365/7) to obtain the current yield.

        We calculate the "effective" yield according to the method prescribed by the Securities and Exchange Commission. The effective yield reflects the reinvestment of net income earned daily on FIS Prime Money Fund II Investment Option assets. Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

        You may find yield information useful as you review the performance of the FIS Prime Money Fund II Investment Option and compare it with other investments. However, the yield fluctuates, unlike bank deposits or other investments that typically pay a fixed yield for a set period. You should therefore not consider any yields quoted as a representation of the yield of the FIS Prime Money Fund II Investment Option in the future. Actual yields depend on the type, quality and maturities of the investments held by the Portfolio and changes in the interest rates on such investments, as well as changes in expenses during the period.

CALCULATION OF OTHER PERFORMANCE INFORMATION

        From time to time, we may advertise standardized performance data as described in the prospectus. These advertisements will include total return figures for the times indicated in the advertisement. Total return figures will reflect the deductions of

  •
  1.25% Mortality and Expense Risk Charge,

  •
  .25% Administrative Charge,

  •
  investment advisory fee for the underlying Portfolio being advertised and

  •
  any applicable withdrawal charges and Annual Charges (charges for optional riders excluded).

        To determine the hypothetical value of a Contract for the time periods described in the advertisement, we will use the Accumulation Unit values for an initial $1,000 purchase payment, and deduct any applicable Annual Contract Maintenance Charges and Withdrawal Charges.

        For periods before the date that actual Accumulation Unit Values were first computed for the Contracts, we have derived Accumulation Unit Value performance from the historical performance of the Portfolios. We determine the average annual total return by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the periods described.

        Here is the formula used in these calculations:

        [P × (1 + T)n] = ERV

P = a hypothetical initial payment of $1,000 N = number of years	T = average annual total return ERV = Ending Redeemable Value of a hypothetical $1,000 payment made at the beginning of the applicable periods.

        We may also advertise non-standardized performance information that does not include withdrawal charges.

        In addition to total return data, we may include yield information in our advertisements. For each Investment Option (other than the Federated Prime Money Fund II Investment Option) for which we advertise yield, we will show a yield quotation based on a 30-day (or one month) period ended on the date of the most recent balance sheet of the Separate Account. We compute it by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

Yield = 2 [(	a - b	+ 1)[6] - 1]
cd

        a = Net investment income earned during the period by the Portfolio attributable to shares owned by the Separate Account investment option.

        b = Expenses accrued for the period (net of reimbursements).

        c = The average daily number of Accumulation Units outstanding during the period.

        d = The maximum offering price per Accumulation Unit on the last day of the period.

        The investment results of each Separate Account investment option will fluctuate over time. Any presentation of a Separate Account investment option's total return for any period should not be considered as a representation of future performance.

ANNUITY PROVISIONS

Variable Annuity

        A variable annuity is an annuity with payments that:

  •
  are not predetermined as to dollar amount; and

  •
  will vary in amount with the net investment results of the Separate Account investment option(s) selected.

        At the Annuity Date, we will apply your Account Value in each Separate Account investment option to the applicable Annuity table shown in your Contract to determine the dollar amount of the initial Annuity payment. The Annuity table we use depends on the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide an initial Annuity payment greater than that guaranteed under the same Annuity Option table under your Contract, we will make the greater payment.

        We next determine the number of "Annuity Units" for future payments from that Separate Account investment option. To do this, we divide the dollar amount of the initial Annuity payment by the applicable Annuity Unit value for that investment option as of the Annuity Date. The number of Annuity Units remains fixed during the Annuity Payment period.

        Each month after the Annuity Date, we multiply the previously determined number of Annuity Units by the applicable Separate Account investment option's Annuity Unit value. (We use the Annuity Unit value at the end of the last Business Day of the month preceding the month for which the payment is due.) This will be the dollar amount of the current Annuity payment from that Separate Account investment option. The total dollar amount of each variable Annuity payment is the sum of all amounts payable from the selected Separate Account investment options.

Fixed Annuity

        A fixed annuity is a series of payments made after the Annuity Date that we guarantee as to dollar amount. Fixed annuity payments do not vary with the investment experience of the Separate Account.

        At the Annuity Date, we will apply your Account Value in the Fixed Account to the applicable Annuity table shown in your Contract to determine the dollar amount of each "fixed" Annuity payment. (We use your Account Value in the Fixed Account as of the day immediately before the Annuity Date).

Annuity Unit

        The initial value of an Annuity Unit for each Separate Account investment option was arbitrarily set at $10. After that, the Annuity Unit value for that Separate Account investment option is determined at the end of each Business Day.

        We determine an Annuity Unit's value by:

  •
  calculating the assets of the applicable Separate Account investment option that are attributable to Annuity Units;

  •
  subtracting any unpaid daily and annual charges for the Contracts that are attributable to that investment option;

  •
  subtracting (or adding) any charges (or credits) for taxes that we have reserved for that investment option;

  •
  dividing the remainder by the number of then outstanding Annuity Units in that investment option; and

  •
  multiplying the result by a factor that neutralizes the assumed investment rate of 3% contained in the Contract's annuity tables.

        The value of an Annuity Unit will increase or decrease from Business Day to Business Day, and will differ depending on the Separate Account investment options selected.

Mortality and Expense Guarantee

        We guarantee that the dollar amount of each Annuity payment after the Annuity Date will not be affected by variations in our mortality or expense experience.

The Contract

        The entire contract consists of the Contract and any riders or endorsements attached to the Contract. The Contract may be changed or altered only by our President or Vice President and our Secretary. A change or alteration must be made in writing.

Incontestability

        The Contract will not be contestable after it has been in force for a period of two years from the issue date.

Modification

        The Contract may be modified in order to maintain compliance with applicable state and federal law.

Non-Participating

        The Contract will not share in any distribution of dividends.

 Protection of Proceeds

        To the extent permitted by law, death benefits and annuity payments will be free from legal process and the claim of any creditor if the person is entitled to them under the Contract. No payment and no amount under the Contract can be taken or assigned in advance of its payment date unless we receive your written consent.

Reports

        At least once each calendar year, we will send you a report showing the Account Value and any other information as may be required by law. Reports will be sent to your last known address.

FINANCIAL STATEMENTS

        The consolidated financial statements of Protective Life Insurance Company included herein should be considered only as bearing upon our ability to meet our obligations under the Contracts.

        All other schedules to the financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Accountants

To the Board of Directors and Stockholders of
First Variable Life Insurance Company and
    Contract Owners of First Variable Annuity Fund E

        In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of First Variable Annuity Fund E (the Fund) at December 31, 2002 and the results of its operations and changes in net assets for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Birmingham, Alabama
July 14, 2003

The Board of Directors and Policyholders of First Variable
Life Insurance Company and Contract Owners of
    First Variable Annuity Fund E:

        We have audited the accompanying statement of changes in net assets of each of the sub-accounts comprising First Variable Life Insurance Company — First Variable Annuity Fund E, for each of the periods indicated in the year ended December 31, 2001, and the financial highlights for each of the periods indicated in the year then ended. These financial statements and financial highlights are the responsibility of the First Variable Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statement and financial highlights referred to above present fairly, in all material respects, the changes in net assets of the sub-accounts comprising First Variable Life Insurance Company — First Variable Annuity Fund E for each of the periods indicated for the year ended December 31, 2001 and the financial highlights for each of the periods indicated in the year then ended, in conformity with accounting principles generally accepted in the United States of America.

s /KPMG LLP/

Chicago, Illinois
April 30, 2002

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002
(in thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	U.S. Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
Assets:
Investments in mutual funds at fair value	$12,558	$0	$0	$0	$0	$0	$0	$0
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0	0

Total assets	12,558	0	0	0	0	0	0	0
Liabilities:
Payable to First Variable Life Insurance Company	43	0	0	0	0	0	0	0

Net assets	$12,515	$0	$0	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2002
(in thousands)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton International Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Growth (IC)
Assets:
Investments in mutual funds at fair value	$3,491	$3,417	$3,812	$2,631	$1,368	$2,783	$5,066	$737	$266
Receivable from First Variable Life Insurance Company	0	1	0	0	0	0	0	0	0

Total assets	3,491	3,418	3,812	2,631	1,368	2,783	5,066	737	266
Liabilities:
Payable to First Variable Life Insurance Company	9	0	34	7	836	829	0	24	0

	$3,482	$3,418	$3,778	$2,624	$532	$1,954	$5,066	$713	$266

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2002
(in thousands)

	MFS Investors Trust Series I	Templeton Growth Securities	DeAM VIT EAFE Index	Fidelity Contrafund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond II	Seligman Communication & Information	MFS New Discovery (SC)
Assets:
Investments in mutual funds at fair value	$203	$2,094	$1,409	$2,801	$263	$1,760	$7,711	$1,176	$1,949
Receivable from First Variable Life Insurance Company	0	0	0	822	0	0	0	0	0

Total assets	203	2,094	1,409	3,623	263	1,760	7,711	1,176	1,949
Liabilities:
Payable to First Variable Life Insurance Company	0	824	818	0	0	0	1	0	829

Net assets	$203	$1,270	$591	$3,623	$263	$1,760	$7,710	$1,176	$1,120

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2002
(in thousands)

	MFS Growth Stock (SC)	MFS Investors Trust Series II	Pilgrim Baxter Small Cap	Fidelity Growth and Income	American Century VP Ultra	American Century International	America Century VP Income & Growth	Federated US Government II	Templeton Developing Markets
Assets:
Investments in mutual funds at fair value	$1,170	$997	$3,493	$11,604	$9,653	$4,446	$3,951	$9,094	$329
Receivable from First Variable Life Insurance Company	0	0	0	—	15	0	0	0	0

Total assets	1,170	997	3,493	11,604	9,668	4,446	3,951	9,094	329
Liabilities:
Payable to First Variable Life Insurance Company	0	0	2	10	0	809	6	0	9

Net assets	$1,170	$997	$3,491	$11,594	$9,668	$3,637	$3,945	$9,094	$320

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

December 31, 2002
(in thousands)

	Templeton Health Care	INVESCO Dynamics	INVESCO Health Sciences	INVESCO Financial Services	INVESCO Real Estate	MFS Utility	MFS Total Return	Seligman Small Cap	Total
Assets:
Investments in mutual funds at fair value	$44	$1,052	$323	$399	$723	$174	$2,886	$1,006	$106,839
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0	0	838

Total assets	44	1,052	323	399	723	174	2,886	1,006	107,677
Liabilities:
Payable to First Variable Life Insurance Company	0	823	0	0	0	0	0	0	5,913

Net assets	$44	$229	$323	$399	$723	$174	$2,886	$1,006	$101,764

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002
(in thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	US Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
Investment income — dividends-	$240	$0	$0	$0	$0	$0	$0	$0	$0
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	243	0	0	0	0	0	0	0	0

Net investment income (loss)	(3)	—	—	—	—	—	—	—	—

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	0	0	0	0	0	0	0	0	0
Net unrealized appreciation (depreciation) on investments during the year	0	0	0	0	0	0	0	0	0
Capital gain distributions	0	0	0	0	0	0	0	0	0

Net realized and unrealized gain (loss) on investments	0	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets resulting from operations-	$(3)	$0	$0	$0	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF OPERATIONS, CONTINUED

For the Year Ended December 31, 2002
(in thousands)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton International Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Investors Stock Growth (IC)
Investment income — dividends-	$0	$0	$53	$30	$11	$51	$30	$0	$0
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	79	74	75	47	20	50	104	16	6

Net investment income (loss)	(79)	(74)	(22)	(17)	(9)	1	(74)	(16)	(6)

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(3,254)	(4,859)	(175)	(482)	(373)	(27)	(509)	(162)	(165)
Net unrealized appreciation (depreciation) on investments during the year	1,580	2,826	(989)	(439)	(26)	39	(993)	(284)	27
Capital gain distributions	0	0	344	0	1	0	1	0	0

Net realized and unrealized gain (loss) on investments	(1,674)	(2,033)	(820)	(921)	(398)	12	(1,501)	(446)	(138)

Net increase (decrease) in net assets resulting from operations-	$(1,753)	$(2,107)	$(842)	$(938)	$(407)	$13	$(1,575)	$(462)	$(144)

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF OPERATIONS, CONTINUED

For the Year Ended December 31, 2002
(in thousands)

	Investors Trust Series I	Templeton Growth Securities	DeAM VIT EAFE Index	Fidelity Contrafund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond II	Seligman Communication & Information	MFS New Discovery (SC)
Investment income — dividends-	$2	$40	$23	$41	$5	$49	$608	$0	$0
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	4	25	16	72	10	38	91	24	27

Net investment income (loss)	(2)	15	7	(31)	(5)	11	517	(24)	(27)

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(26)	(383)	55	(608)	(246)	(335)	(420)	(1,556)	(443)
Net unrealized appreciation (depreciation) on investments during the year	(41)	10	(43)	17	38	(334)	120	659	(289)
Capital gain distributions	0	40	0	0	0	71	0	0	0

Net realized and unrealized gain (loss) on investments	(67)	(333)	12	(591)	(208)	(598)	(300)	(897)	(732)

Net increase (decrease) in net assets resulting from operations-	$(69)	$(318)	$19	$(622)	$(213)	$(587)	$217	$(921)	$(759)

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF OPERATIONS, CONTINUED

For the Year Ended December 31, 2002
(in thousands)

	MFS Growth Stock (SC)	Investors Trust Series II	Pilgrim Baxter Small Cap	Fidelity Growth and Income	American Century VP Ultra	American Century International	America Century VP Income & Growth	Federated US Government II	Templeton Developing Markets
Investment income — dividends-	$0	$6	$0	$223	$24	$42	$62	$382	$14
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	27	20	57	207	182	70	74	141	16

Net investment income (loss)	(27)	(14)	(57)	16	(158)	(28)	(12)	241	(2)

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(517)	(193)	(811)	(690)	(1,240)	(283)	(327)	139	762
Net unrealized appreciation (depreciation) on investments during the year	(130)	(161)	(1,365)	(2,426)	(2,209)	(730)	(918)	335	(65)
Capital gain distributions	0	0	0	0	0	0	0	0	0

Net realized and unrealized gain (loss) on investments	(647)	(354)	(2,176)	(3,116)	(3,449)	(1,013)	(1,245)	474	697

Net increase (decrease) in net assets resulting from operations-	$(674)	$(368)	$(2,233)	$(3,100)	$(3,607)	$(1,041)	$(1,257)	$715	$695

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF OPERATIONS, CONTINUED

For the Year Ended December 31, 2002
(in thousands)

	Templeton Health Care	INVESCO Dynamics	INVESCO Health Sciences	INVESCO Financial Services	INVESCO Real Estate	MFS Utility	MFS Total Return	Seligman Small Cap	Total
Investment income — dividends-	$0	$0	$0	$3	$8	$6	$61	$0	$2,014
Expenses:
Fees paid to First Variable Life Insurance Company — risk and administrative charges	3	12	6	10	8	3	51	30	$1,938

Net investment income (loss)	(3)	(12)	(6)	(7)	0	3	10	(30)	76

Realized and unrealized gain (loss) on investments:
Realized gain (loss) on fund shares redeemed	(86)	(236)	(44)	(76)	0	(35)	(119)	(89)	(17,813)
Net unrealized appreciation (depreciation) on investments during the year	(28)	(82)	(95)	(60)	(2)	(40)	(214)	(334)	(6,646)
Capital gain distributions	0	0	0	0	0	0	50	16	523

Net realized and unrealized gain (loss) on investments	(114)	(318)	(139)	(136)	(2)	(75)	(283)	(407)	(23,936)

Net increase (decrease) in net assets resulting from operations-	$(117)	$(330)	$(145)	$(143)	$(2)	$(72)	$(273)	$(437)	$(23,860)

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS

For the Year Ended December 31, 2002
(in thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Division	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	US Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
From operations:
Net investment income (loss)	$(3)	$0	$0	$0	$0	$0	$0	$0	$0
Realized gain (loss) on fund shares redeemed	0	0	0	0	0	0	0	0	0
Net unrealized appreciation (depreciation) on investments during the period	0	0	0	0	0	0	0	0	0
Capital gain distributions	0	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets resulting from operations	(3)	0	0	0	0	0	0	0	0

From contract owner transactions:
Contract owners' net payments	652	0	0	0	0	0	0	0	0
Contract maintenance fees	(13)	0	0	0	0	0	0	0	0
Surrenders	(25,435)	0	0	0	0	0	(2)	0	(2)
Transfer (to) from other portfolios	6,164	(3)	0	(3)	0	0	0	0	0
Annuity benefits	(354)	0	0	0	0	0	0	0	0

Increase (decrease) in net assets from contract owner transactions	(18,986)	(3)	0	(3)	0	0	(2)	0	(2)

Increase (decrease) in net assets	(18,989)	(3)	0	(3)	0	0	(2)	0	(2)
Net assets at beginning of period	31,504	3	0	3	0	0	2	0	2

Net assets at end of period	$12,515	$0	$0	$0	$0	$0	$0	$0	$0

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Year Ended December 31, 2002
(in thousands)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton International Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Investors Stock Growth (IC)
From operations:
Net investment income (loss)	$(79)	$(74)	$(22)	$(17)	$(9)	$1	$(74)	$(16)	$(6)
Realized gain (loss) on fund shares redeemed	(3,254)	(4,859)	(175)	(482)	(373)	(27)	(509)	(162)	(165)
Net unrealized appreciation (depreciation) on investments during the period	1,580	2,826	(989)	(439)	(26)	39	(993)	(284)	27
Capital gain distributions	0	0	344	0	1	0	1	0	0

Net increase (decrease) in net assets resulting from operations	(1,753)	(2,107)	(842)	(938)	(407)	13	(1,575)	(462)	(144)

From contract owner transactions:
Contract owners' net payments	32	23	37	22	4	42	22	0	0
Contract maintenance fees	(8)	(8)	(7)	(5)	(2)	(4)	(11)	(2)	(1)
Surrenders	(857)	(675)	(922)	(513)	(123)	(489)	(1,559)	(158)	(118)
Transfer (to) from other portfolios	(1,049)	(652)	(486)	(1,094)	(487)	(2,785)	(1,367)	(209)	(133)
Annuity benefits	(55)	(78)	(120)	(56)	(2)	(59)	(121)	(9)	0

Increase (decrease) in net assets from contract owner transactions	(1,937)	(1,390)	(1,498)	(1,646)	(610)	(3,295)	(3,036)	(378)	(252)

Increase (decrease) in net assets	(3,690)	(3,497)	(2,340)	(2,584)	(1,017)	(3,282)	(4,611)	(840)	(396)
Net assets at beginning of period	7,172	6,915	6,118	5,208	1,549	5,236	9,677	1,553	662

Net assets at end of period	$3,482	$3,418	$3,778	$2,624	$532	$1,954	$5,066	$713	$266

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Year Ended December 31, 2002
(in thousands)

	MFS Investors Trust Series I	Templeton Growth Securities	DeAM VIT EAFE Index	Fidelity Contrafund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond II	Seligman Communication & Information	MFS New Discovery (SC)
From operations:
Net investment income (loss)	$(2)	$15	$7	$(31)	$(5)	$11	$517	$(24)	$(27)
Realized gain (loss) on fund shares redeemed	(26)	(383)	55	(608)	(246)	(335)	(420)	(1,556)	(443)
Net unrealized appreciation (depreciation) on investments during the period	(41)	10	(43)	17	38	(334)	120	659	(289)
Capital gain distributions	0	40	0	0	0	71	0	0	0

Net increase (decrease) in net assets resulting from operations	(69)	(318)	19	(622)	(213)	(587)	217	(921)	(759)

From contract owner transactions:
Contract owners' net payments	0	33	11	29	2	23	2,112	10	40
Contract maintenance fees	0	(2)	(1)	(9)	(1)	(3)	(7)	(4)	(3)
Surrenders	(14)	(270)	(73)	(487)	(39)	(592)	(1,425)	(342)	(253)
Transfer (to) from other portfolios	(44)	(222)	(307)	(1,219)	(140)	(290)	351	25	(620)
Annuity benefits	(4)	(3)	(38)	(55)	(28)	(78)	(271)	(3)	(12)

Increase (decrease) in net assets from contract owner transactions	(62)	(464)	(408)	(1,741)	(206)	(940)	760	(314)	(848)

Increase (decrease) in net assets	(131)	(782)	(389)	(2,363)	(419)	(1,527)	977	(1,235)	(1,607)
Net assets at beginning of period	334	2,052	980	5,986	682	3,287	6,733	2,411	2,727

Net assets at end of period	$203	$1,270	$591	$3,623	$263	$1,760	$7,710	$1,176	$1,120

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Year Ended December 31, 2002
(in thousands)

	MFS Growth Stock (SC)	MFS Investors Trust Series II	Pilgrim Baxter Small Cap	Fidelity Growth and Income	American Century VP Ultra	American Century International	America Century VP Income & Growth	Federated US Government II	Templeton Developing Markets
From operations:
Net investment income (loss)	$(27)	$(14)	$(57)	$16	$(158)	$(28)	$(12)	$241	$(2)
Realized gain (loss) on fund shares redeemed	(517)	(193)	(811)	(690)	(1,240)	(283)	(327)	139	762
Net unrealized appreciation (depreciation) on investments during the period	(130)	(161)	(1,365)	(2,426)	(2,209)	(730)	(918)	335	(65)
Capital gain distributions	0	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets resulting from operations	(674)	(368)	(2,233)	(3,100)	(3,607)	(1,041)	(1,257)	715	695

From contract owner transactions:
Contract owners' net payments	22	22	36	48	70	4	56	52	0
Contract maintenance fees	(2)	(1)	(6)	(14)	(17)	(5)	(6)	(10)	0
Surrenders	(541)	(287)	(727)	(2,732)	(2,191)	(1,087)	(894)	(2,287)	(103)
Transfer (to) from other portfolios	(789)	(232)	793	(1,288)	(1,181)	(677)	(622)	1,036	(2,434)
Annuity benefits	(19)	(15)	(38)	(244)	(160)	(20)	(73)	(543)	0

Increase (decrease) in net assets from contract owner transactions	(1,329)	(513)	58	(4,230)	(3,479)	(1,785)	(1,539)	(1,752)	(2,537)

Increase (decrease) in net assets	(2,003)	(881)	(2,175)	(7,330)	(7,086)	(2,826)	(2,796)	(1,037)	(1,842)
Net assets at beginning of period	3,173	1,878	5,666	18,924	16,754	6,463	6,741	10,131	2,162

Net assets at end of period	$1,170	$997	$3,491	$11,594	$9,668	$3,637	$3,945	$9,094	$320

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Year Ended December 31, 2002
(in thousands)

	Templeton Health Care	INVESCO Dynamics	INVESCO Health Science	INVESCO Financial Services	INVESCO Real Estate	MFS Utility	MFS Total Return	Seligman Small Cap	Total
From operations:
Net investment income (loss)	$(3)	$(12)	$(6)	$(7)	$0	$3	$10	$(30)	$76
Realized gain (loss) on fund shares redeemed	(86)	(236)	(44)	(76)	0	(35)	(119)	(89)	(17,813)
Net unrealized appreciation (depreciation) on investments during the period	(28)	(82)	(95)	(60)	(2)	(40)	(214)	(334)	(6,646)
Capital gain distributions	0	0	0	0	0	0	50	16	523

Net increase (decrease) in net assets resulting from operations	(117)	(330)	(145)	(143)	(2)	(72)	(273)	(437)	(23,860)

From contract owner transactions:
Contract owners' net payments	3	2	0	5	4	0	25	7	3,450
Contract maintenance fees	0	0	(1)	(1)	(1)	0	(4)	(4)	(163)
Surrenders	(33)	(29)	(46)	(79)	(100)	(36)	(712)	(256)	(46,488)
Transfer (to) from other portfolios	(554)	238	(45)	(152)	479	(32)	255	(380)	(10,155)
Annuity benefits	0	0	0	0	0	0	(43)	(25)	(2,526)

Increase (decrease) in net assets from contract owner transactions	(584)	211	(92)	(227)	382	(68)	(479)	(658)	(55,882)

Increase (decrease) in net assets	(701)	(119)	(237)	(370)	380	(140)	(752)	(1,095)	(79,742)
Net assets at beginning of period	745	348	560	769	343	314	3,638	2,101	181,506

Net assets at end of period	$44	$229	$323	$399	$723	$174	$2,886	$1,006	$101,764

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS

For the Year Ended December 31, 2001

(in thousands)

		Variable Investors Series Trust
	Federated Prime Money Fund II	Growth Divison	High Income Bond Division	Multiple Strategies Division	Matrix Equity Division	US Government Bond Division	World Equity Division	Growth and Income Division	Small Capital Growth Division
From operations:
Net investment income (loss)	$371	$(354)	$764	$(198)	$(115)	$578	$(114)	$(40)	$(111)
Realized gain (loss) on fund shares redeemed	—	(27,131)	(2,616)	(13,186)	(6,742)	(264)	(9,363)	(602)	(8,446)
Net unrealized appreciation (depreciation) on investments during the period	—	14,216	1,818	4,600	3,695	11	858	787	1,526
Capital gain distributions	—	7,079	—	3,801	2,054	—	6,374	52	1,762

Net increase (decrease) in net assets resulting from operations	371	(6,190)	(34)	(4,983)	(1,108)	325	(2,245)	197	(5,269)

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	25,795	932	2	933	190	1,669	3	271	504
Policy contract charges	(10)	(22)	(3)	(19)	(7)	(4)	(5)	(8)	(7)
Cost of accumulation units terminated and exchanged	(6,245)	(36,673)	(5,288)	(34,100)	(11,857)	(11,496)	(11,497)	(18,532)	(11,061)

Increase (decrease) in net assets from contract owner transactions	19,540	(35,763)	(5,289)	(33,186)	(11,674)	(9,831)	(11,499)	(18,269)	(10,564)

Increase (decrease) in net assets	19,911	(41,953)	(5,323)	(38,169)	(12,782)	(9,506)	(13,744)	(18,072)	(15,833)
Net assets at beginning of period	11,593	41,956	5,323	38,172	12,782	9,506	13,746	18,072	15,835

Net assets at end of period	$31,504	$3	$—	$3	$—	$—	$2	$—	$2

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Year Ended December 31, 2001

(in thousands)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	DeAM VIT Equity Index	DeAM VIT Small Cap Index	Templeton International Securities	Lord Abbett Growth and Income	MFS New Discovery (IC)	MFS Growth (IC)
From operations:
Net investment income (loss)	$(114)	$(102)	$(37)	$(28)	$(8)	$42	$(61)	$(34)	$(15)
Realized gain (loss) on fund shares redeemed	(1,757)	(2,155)	(46)	(896)	(88)	(875)	(85)	(256)	(268)
Net unrealized appreciation (depreciation) on investments during the period	(1,208)	(1,650)	298	43	9	(327)	(782)	(53)	(136)
Capital gain distributions	584	—	—	5	68	859	206	94	11

Net increase (decrease) in net assets resulting from operations	(2,495)	(3,907)	215	(876)	(19)	(301)	(722)	(249)	(408)

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	1,187	938	5,185	2,519	1,080	2,084	7,698	7	2
Policy contract charges	(7)	(8)	(4)	(4)	(2)	(3)	(7)	(3)	(1)
Cost of accumulation units terminated and exchanged	(1,270)	(1,345)	(879)	(842)	(134)	(897)	(1,609)	(1,713)	(827)

Increase (decrease) in net assets from contract owner transactions	(90)	(415)	4,302	1,673	944	1,184	6,082	(1,709)	(826)

Increase (decrease) in net assets	(2,585)	(4,322)	4,517	797	925	883	5,360	(1,958)	(1,234)
Net assets at beginning of period	9,757	11,237	1,601	4,411	624	4,353	4,317	3,511	1,896

Net assets at end of period	$7,172	$6,915	$6,118	$5,208	$1,549	$5,236	$9,677	$1,553	$662

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Year Ended December 31, 2001

(in thousands)

	MFS Growth and Income (IC)	Templeton Growth Securities	DeAM VIT EAFE Index	Fidelity Contrafund	Fidelity Growth Opportunities	Fidelity Equity Income	Federated High Income Bond II	Seligman Communication & Information	MFS New Discovery (SC)
From operations:
Net investment income (loss)	$(4)	$11	$(26)	$(44)	$(7)	$(24)	$192	$(40)	$(42)
Realized gain (loss) on fund shares redeemed	(22)	(80)	54	(114)	(29)	(84)	(153)	(532)	(322)
Net unrealized appreciation (depreciation) on investments during the period	(80)	(382)	90	(253)	(67)	(158)	(132)	(18)	226
Capital gain distributions	12	380	—	29	—	23	—	478	83

Net increase (decrease) in net assets resulting from operations	(94)	(71)	118	(382)	(103)	(243)	(93)	(112)	(55)

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	—	165	159	6,084	323	3,774	6,364	1,001	334
Policy contract charges	—	(1)	—	(3)	—	(1)	(3)	(3)	(3)
Cost of accumulation units terminated and exchanged	(177)	(473)	(590)	(735)	(32)	(629)	(1,031)	(402)	(354)

Increase (decrease) in net assets from contract owner transactions	(177)	(309)	(431)	5,346	291	3,144	5,330	596	(23)

Increase (decrease) in net assets	(271)	(380)	(313)	4,964	188	2,901	5,237	484	(78)
Net assets at beginning of period	605	2,432	1,293	1,022	494	386	1,496	1,927	2,805

Net assets at end of period	$334	$2,052	$980	$5,986	$682	$3,287	$6,733	$2,411	$2,727

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Year Ended December 31, 2001

(in thousands)

	MFS Growth (SC)	MFS Growth and Income (SC)	Pilgrim Baxter Small Cap (i)	Fidelity Growth and Income (i)	American Century VP Ultra (i)	American Century International (i)	American Century VP Income & Growth (i)	Federated US Government II (i)	Templeton Developing Markets (i)
From operations:
Net investment income (loss)	$(32)	$(20)	$(14)	$(29)	$(45)	$(25)	$(23)	$(37)	$(12)
Realized gain (loss) on fund shares redeemed	(295)	(123)	(89)	(53)	(70)	241	(86)	39	437
Net unrealized appreciation (depreciation) on investments during the period	(348)	(258)	(193)	(200)	(359)	(94)	(171)	133	55
Capital gain distributions	12	38	—	—	—	—	—	—	3

Net increase (decrease) in net assets resulting from operations	(663)	(363)	(296)	(282)	(474)	122	(280)	135	483

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	2,996	411	6,133	19,458	17,680	6,565	7,384	10,500	1,680
Policy contract charges	(3)	(1)	(2)	(1)	(2)	(1)	(1)	(2)	—
Cost of accumulation units terminated and exchanged	(610)	(351)	(169)	(251)	(450)	(223)	(362)	(502)	(1)

Increase (decrease) in net assets from contract owner transactions	2,383	59	5,962	19,206	17,228	6,341	7,021	9,996	1,679

Increase (decrease) in net assets	1,720	(304)	5,666	18,924	16,754	6,463	6,741	10,131	2,162
Net assets at beginning of period	1,453	2,182	—	—	—	—	—	—	—

Net assets at end of period	$3,173	$1,878	$5,666	$18,924	$16,754	$6,463	$6,741	$10,131	$2,162

(i)	From commencement of operations, May 1, 2001

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Years Ended December 31, 2001

(in thousands)

	Templeton Health Care (i)	INVESCO Dynamics	INVESCO Health Science (i)	INVESCO Financial Services (i)	INVESCO Real Estate (i)	MFS Utility (i)	MFS Total Return (i)	Seligman Small Cap (i)	Total
From operations:
Net investment income (loss)	$(4)	$(9)	$(2)	$(2)	$—	$(2)	$(27)	$(11)	$146
Realized gain (loss) on fund shares redeemed	3	272	1	(10)	(34)	(7)	(21)	(32)	(75,885)
Net unrealized appreciation (depreciation) on investments during the period	14	(16)	11	(4)	3	(53)	(7)	202	21,646
Capital gain distributions	1	—	—	1	—	—	—	—	24,009

Net increase (decrease) in net assets resulting from operations	14	247	10	(15)	(31)	(62)	(55)	159	(30,084)

From contract owner transactions:
Net proceeds from sale or transfer of accumulation units	770	125	601	860	430	385	4,016	2,033	151,230
Policy contract charges	—	—	(1)	—	—	—	(1)	(1)	(154)
Cost of accumulation units terminated and exchanged	(39)	(24)	(50)	(76)	(56)	(9)	(322)	(90)	(164,273)

Increase (decrease) in net assets from contract owner transactions	731	101	550	784	374	376	3,693	1,942	(13,197)

Increase (decrease) in net assets	745	348	560	769	343	314	3,638	2,101	(43,281)
Net assets at beginning of period	—	—	—	—	—	—	—	—	224,787

Net assets at end of period	$745	$348	$560	$769	$343	$314	$3,638	$2,101	$181,506

(i)	From commencement of operations, May 1, 2001

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001

(1) ORGANIZATION

        First Variable Annuity Fund E (the Fund) is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act).

        On December 28, 2001, the Fund executed and filed with the Securities and Exchange Commission a substitution of shares of the eight portfolios of the Variable Investors Series Trust for shares of certain other portfolios of other variable insurance product funds. The remaining sub-accounts are invested in the Federated Prime Money Fund II, AIM Capital Appreciation, AIM growth, American Century VP Value, DeAM VIT Equity Index, DeAM VIT Small Cap Index, Templeton International Securities, Lord Abbett Growth and Income, MFS New Discovery (IC), MFS Growth (IC), MFS Growth and Income (IC), Templeton Growth Securities, DeAM IT EAFE Index, Fidelity Contrafund, Fidelity Growth Opportunities, Fidelity Equity Income, Federated High Income Bond II, Seligman Communication & Information, MFS New Discovery (SC), MFS Growth (SC), MFS Growth and Income (SC) Pilgrim Baxter Small Cap, Fidelity Growth and Income, American Century VP Ultra, American Century, American Century International, American Century VP Income & Growth, Federated US Government II, Templeton Developing Markets, Templeton Health Care, INVESVO Dynamics, INVESVO Health Sciences, INVESVO Financial Services, INVESVO Real Estate, MFS Utility, MFS Total Return, and Seligman Small Cap, all of which are open-end management investment companies. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

        First Variable Life is a wholly owned subsidiary of Protective Life Insurance Company (Protective) located in Birmingham, AL. Protective purchased First Variable Life in October 1, 2001. Prior to the sale, First Variable Life was a subsidiary of Ilona Financial Group, Inc. (Ilona). First Variable Life is domiciled in the State of Arkansas.

        The assets of the Fund are not available to meet the general obligations of First Variable Life or Protective, and are held for exclusive benefit of the contract owners participating in the Fund.

(2) SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

    Investments

        The Fund's investments in the corresponding series of mutual funds are stated at the net assets values of the respective series, which approximates fair value. Investment transactions are accounted for on the date the shares are purchased or sold. For purposes of determining realized gains and losses on the sales of investments, the cost of such investments is determined on the weighted average method. Dividends and capital gain distributions received from the mutual funds are reinvested in additional shares of the respective mutual funds and are recorded as income by the Fund on the ex-dividend date.

    Federal Income Taxes

        For Federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

    Contracts in Annuity Payment Period

        Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return (AIR) equal to the AIR of the specific contracts, which varies between 3% and 4%. Charges to annuity reserves for mortality and risk expense are reimbursed to First Variable Life if the reserves required are less than originally estimated. If additional reserves are required, First Variable Life reimburses the account.

    Surrender Charges

        First Variable Life may assess a surrender charge on some products against the net policy assets of a contract owner if the policy is surrendered early. This surrender charge is deducted prior to the payment of any amounts to the contract owner. This surrender charge is made to reimburse First Variable Life for some of the expenses incurred with the initial distribution of the policies. Surrender charges are assessed and calculated based on various factors within the policies, and generally decline as the term of the policy increases.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) INVESTMENTS

        The following table presents selected data for investments in each of the sub-accounts of the Fund at December 31, 2002 (in thousands, except share data):

	2002
	Number of shares	Cost	Market value
Federated Prime Money Fund II	12,557,928	$12,558	$12,558
AIM Capital Appreciation	212,491	4,725	3,491
AIM Growth	302,421	5,358	3,417
American Century VP Value	622,908	4,316	3,812
DeAM VIT Equity Index	285,993	3,279	2,631
DeAM VIT Small Cap Index	161,840	1,438	1,368
Templeton International Securities	295,465	3,079	2,783
Lord Abbett Growth and Income	269,039	6,383	5,066
MFS New Discovery (IC)	70,557	1,225	737
MFS Investors Growth Stock (IC)	37,569	529	266
MFS Investors Trust Series I	15,094	306	203
Templeton Growth Securities	243,475	2,377	2,094
DeAM VIT EAFE Index	217,782	1,464	1,409
Fidelity Contrafund	156,063	3,089	2,801
Fidelity Growth Opportunities	22,612	355	263
Fidelity Equity Income	97,792	2,237	1,760
Seligman Communication & Information	147,092	1,548	1,176
MFS New Discovery (SC)	187,725	2,196	1,949
MFS Investors Growth Stock (SC)	167,295	1,787	1,170
MFS Investors Trust Series II	74,345	1,454	997
Pilgrim Baxter Small Cap	682,169	5,051	3,493
Fidelity Growth and Income	1,081,383	14,229	11,604
American Century VP Ultra	1,313,300	12,221	9,653
American Century International	853,372	5,270	4,446
American Century VP Income & Growth	765,660	5,040	3,951
Federated US Government II	759,137	8,626	9,094
Federated High Income Bond	1,089,172	7,796	7,711
Templeton Developing Markets	70,145	338	329
Tempteton Health Care	3,471	59	44
INVESCO Dynamics	123,186	1,150	1,052
INVESCO Health Sciences	23,494	407	323
INVESCO Financial Services	38,026	464	399
INVESCO Real Estate	68,890	721	723
MFS Utility	14,555	267	174
MFS Total Return	169,285	3,107	2,886
Seligman Small Cap	92,735	1,139	1,006

	23,293,466	$125,588	$106,839

        The cost of purchases and proceeds from sales of investments for the year ended December 31, 2002 were as follows (in thousands):

	Purchases	Sales
Federated Prime Money Fund II	$378,141	$197,099
AIM Capital Appreciation	38,410	40,420
AIM Growth	32,556	34,020
American Century VP Value	1,915	3,065
DeAM VIT Equity Index	30,973	3,222
DeAM VIT Small Cap Index	8,134	17,917
Templeton International Securities	85,428	87,892
Lord Abbett Growth and Income	286	3,396
MFS New Discovery (IC)	9,727	380
MFS Investors Growth Stock (IC)	382	258
MFS Investors Trust Series I	2	66
Templeton Growth Securities	5,385	4,971
DeAM VIT EAFE Index	1,559	30,556
Fidelity Contrafund	4,863	7,457
Fidelity Growth Opportunities	868	1,079
Fidelity Equity Income	606	1,463
Seligman Communication & Information	7,851	8,190
MFS New Discovery (SC)	2	9,783
MFS Investors Growth Stock (SC)	1	1,740
MFS Investors Trust Series II	85	611
Pilgrim Baxter Small Cap	4,872	4,873
Fidelity Growth and Income	547	4,766
American Century VP Ultra	3,481	7,102
American Century International	21,700	22,707
American Century VP Income & Growth	354	1,906
Federated US Government II	5,043	6,554
Federated High Income Bond	11,756	10,478
Templeton Developing Markets	81,649	84,176
Franklin Small Cap — Class 2	48	263
INVESCO Dynamics	38,389	37,367
INVESCO Health Sciences	126	224
INVESCO Financial Services	227	460
INVESCO Real Estate	740	359
MFS Utility	14	79
MFS Total Return	1,027	1,445
Seligman Small Cap	1,477	2,149

	$778,624	$638,493

(4) CHANGES IN UNITS OUTSTANDING

        The changes in units outstanding for the years ended December 31, 2002 and 2001 were as follows:

	2002			2001
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Capital Appreciation	4,813,209	5,083,854	(270,645)	458,176	479,867	(21,691)
AIM Growth	6,300,498	6,595,804	(295,306)	430,741	493,241	(62,500)
American Century VP Income & Growth	35,453	227,273	(191,820)	825,666	99,104	726,562
American Century International	2,978,287	3,202,580	(224,293)	9,291,967	8,500,955	791,012
American Century VP Ultra	385,929	816,855	(430,926)	1,763,314	54,991	1,708,323
American Century VP Value	131,834	279,148	(147,314)	748,985	383,599	365,386
DeAM VIT EAFE Index	5,314,101	5,347,087	(32,986)	13,214,467	13,211,385	3,082
DeAM VIT Equity Index	211,475	421,174	(209,699)	1,317,120	1,157,413	159,707
DeAM VIT Small Cap Index	1,639,967	1,718,451	(78,484)	339,880	256,756	83,123
Federated High Income Bond	1,236,991	1,130,542	106,449	919,203	358,184	561,019
Federated Prime Money Fund II	30,893,948	32,409,939	(1,515,991)	36,672,968	35,069,824	1,603,144
Federated US Government II	435,371	596,246	(160,875)	1,131,373	155,941	975,432
Fidelity Contrafund	751,836	985,551	(233,715)	749,740	134,351	615,389
Fidelity Equity Income	52,302	162,853	(110,551)	397,144	111,061	286,083
Fidelity Growth and Income	38,378	540,003	(501,625)	2,063,390	78,833	1,984,557
Fidelity Growth Opportunities	124,989	172,366	(47,377)	55,310	18,081	37,230
Franklin Small Cap — Class 2	6,696	75,838	(69,142)	299,839	224,026	75,813
INVESCO Dynamics	5,005,640	5,006,576	(936)	6,626,016	6,583,505	42,511
INVESCO Financial Services	24,499	54,713	(30,214)	93,231	13,862	79,369
INVESCO Health Sciences	14,362	26,688	(12,326)	65,977	11,226	54,751
INVESCO Real Estate	67,998	33,777	34,221	82,655	48,677	33,978
Lord Abbett Growth and Income	26,682	336,286	(309,604)	769,717	250,767	518,950
MFS Investors Growth Stock (IC)	97	30,286	(30,189)	4	75,096	(75,092)
MFS Investors Growth Stock (SC)	65,492	294,982	(229,490)	525,388	211,251	314,136
MFS Investors Trust Series II	10,665	82,923	(72,258)	154,480	145,556	8,924
MFS Investors Trust Series I	0	8,790	(8,790)	0	20,161	(20,161)
MFS New Discovery (IC)	185	33,821	(33,636)	(77)	117,075	(117,152)
MFS New Discovery (SC)	1,293,935	1,413,091	(119,156)	3,005,837	2,997,049	8,788
MFS Total Return	96,890	152,214	(55,324)	425,196	54,859	370,336
MFS Utility	1,190	12,394	(11,204)	47,044	5,557	41,487
Pilgrim Baxter Small Cap	707,749	683,079	24,670	988,577	314,991	673,586
Seligman Communication & Information	1,709,729	1,803,917	(94,188)	353,351	280,686	72,666
Seligman Small Cap	120,510	194,631	(74,121)	223,684	49,318	174,365
Templeton Developing Markets	8,488,149	8,659,451	(171,302)	10,009,278	9,803,414	205,864
Templeton Growth Securities	498,059	544,148	(46,089)	104,313	134,956	(30,644)
Templeton International Securities	10,171,883	10,486,459	(314,576)	10,701,477	10,517,955	183,522
VIST Government Bond	—	—	—	232,287	821,916	(589,629)
VIST Growth	—	70	(70)	96,471	1,399,785	(1,303,313)
VIST Growth & Income	—	—	—	106,139	1,050,329	(944,191)
VIST High Income Bond	—	—	—	812	338,849	(338,037)
VIST Matrix Equity	—	—	—	18,929	564,218	(545,289)
VIST Mult. Strategies	—	77	(77)	42,781	1,389,597	(1,346,816)
VIST Small Cap Growth	—	179	(179)	155,158	906,623	(751,464)
VIST World Equity	—	82	(82)	251	552,587	(552,336)

Totals	83,654,978	89,624,198	(5,969,220)	105,508,258	99,447,476	6,060,782

(5) FINANCIAL HIGHLIGHTS

        A summary of unit values and units outstanding for variable annuity contracts, net investment income ratios, and the expense ratios, excluding expenses of the underlying funds, for the period ended December 31, 2002, follows:

Account Division	Units	Min Unit Value	Max Unit Value	Net assets	Min Expense as a % of average net assets*	Max Expense as a % of average net assets*	Investment income ratio**	Min Total Return***	Max Total Return***
AIM Capital Appreciation	505,200	$6.88174	$6.90712	$3,481,632	1.40%	1.50%	-1.48%	-25.48%	-25.41%
AIM Growth	785,688	4.34435	4.36038	3,418,267	1.40%	1.50%	-1.44%	-32.00%	-31.93%
Amer Cent. VP Inc & Grwth	535,036	7.36164	7.39252	3,945,275	1.25%	1.50%	-0.23%	-20.57%	-20.37%
Amer Cent. VP International	566,718	6.40472	6.43160	3,636,575	1.25%	1.50%	-0.55%	-21.56%	-21.36%
Amer Cent. VP Ultra	1,343,849	7.18327	7.22549	9,668,385	1.15%	1.50%	-1.20%	-23.86%	-23.59%
Amer Cent. VP Value	373,238	10.10501	10.14223	3,778,022	1.40%	1.50%	-0.45%	-13.92%	-13.84%
DeAM VIT EAFE Index	116,975	5.04649	5.06004	590,660	1.40%	1.50%	0.90%	-22.77%	-22.69%
DeAM VIT Equity 500 Index	403,879	6.48865	6.51256	2,623,674	1.40%	1.50%	-0.43%	-23.47%	-23.40%
DeAM VIT Small Cap Index	61,321	8.66294	8.69486	531,922	1.40%	1.50%	-0.86%	-21.77%	-21.69%
Fed US Govt Sec II	814,557	11.15198	11.19866	9,094,152	1.25%	1.50%	2.51%	7.42%	7.69%
Federated High Income Bond	829,026	9.27161	9.75236	7,710,380	1.25%	1.50%	7.15%	-0.12%	0.13%
Federated Prime Money Fund	959,973	12.19190	17.75439	12,514,862	1.25%	1.50%	-0.01%	-0.08%	0.17%
Fidelity Contrafund	491,077	7.17595	8.51208	3,623,451	1.25%	1.50%	-0.65%	-10.95%	-10.73%
Fidelity Equity Income	210,815	8.34043	8.36281	1,760,278	1.40%	1.50%	0.45%	-18.39%	-18.30%
Fidelity Growth Opportunities	47,750	5.51008	5.52487	263,300	1.40%	1.50%	-1.09%	-23.17%	-23.09%
Fidelity Grwth & Inc	1,483,280	7.80487	7.83761	11,593,921	1.25%	1.50%	0.11%	-18.08%	-17.88%
Franklin Small Cap — Class 2	6,672	6.60541	6.61648	44,095	1.40%	1.50%	-0.69%	-32.75%	-32.68%
INVESCO Dynamics	41,575	5.49339	5.50260	228,670	1.40%	1.50%	-3.99%	-32.91%	-32.85%
INVESCO Financial Services	49,155	8.11826	8.13186	399,258	1.40%	1.50%	-1.17%	-16.17%	-16.09%
INVESCO Health Sciences	42,425	7.60538	7.61811	323,047	1.40%	1.50%	-1.47%	-25.58%	-25.50%
INVESCO Real Estate Opps	68,199	10.58670	10.60441	722,550	1.40%	1.50%	-0.09%	4.79%	4.90%
Lord Abbett Grth&Income	570,318	8.86916	8.90184	5,065,863	1.40%	1.50%	-1.01%	-19.26%	-19.17%
MFS Investors Growth Stock	38,862	6.83438	6.85958	266,037	1.40%	1.50%	-1.29%	-28.61%	-28.54%
MFS Investors Growth Stock (class 2)	246,021	4.74763	4.76037	1,169,671	1.40%	1.50%	-1.26%	-28.79%	-28.72%
MFS Investors Trust	31,494	6.45276	6.47653	203,344	1.40%	1.50%	-0.88%	-22.14%	-22.06%
MFS Investors Trust (class 2)	156,170	6.37894	6.39605	997,087	1.40%	1.50%	-0.95%	-22.33%	-22.25%
MFS New Discovery	71,782	9.90683	9.94334	712,421	1.40%	1.50%	-1.40%	-32.65%	-32.58%
MFS New Discovery (class 2)	187,327	5.97303	5.98907	1,120,262	1.40%	1.50%	-1.38%	-32.82%	-32.75%
MFS Total Return (class 2)	315,012	9.15643	9.17177	2,886,151	1.40%	1.50%	0.32%	-6.76%	-6.67%
MFS Utilities (class 2)	30,283	5.75324	5.76288	174,390	1.40%	1.50%	1.07%	-24.05%	-23.97%
Pilgrim Baxter Small Cap Grwth	698,525	4.99286	5.01384	3,490,655	1.25%	1.50%	-1.25%	-40.59%	-40.45%
Seligman Comm. & Info.	326,212	3.60060	3.61029	1,175,610	1.40%	1.50%	-1.34%	-37.18%	-37.12%
Seligman Small Cap	100,245	10.02470	10.04148	1,005,915	1.40%	1.50%	-1.94%	-16.78%	-16.70%

Account Division	Units	Min Unit Value	Max Unit Value	Net assets	Min Expense as a % of average net assets*	Max Expense as a % of average net assets*	Investment income ratio**	Min Total Return***	Max Total Return***
Templeton Developing Mkts	34,562	$9.27068	$9.28622	$320,631	1.40%	1.50%	-0.15%	-11.74%	-11.66%
Templeton Growth Securities	154,356	8.21315	8.23518	1,269,470	1.40%	1.50%	0.92%	-19.70%	-19.62%
Templeton International	273,477	7.13986	7.16616	1,954,599	1.40%	1.50%	0.04%	-19.78%	-19.70%
VIST Growth Division	0	39.76194	39.76194	0	1.25%	1.25%	0.00%	0.00%	0.00%
VIST Multiple Strategies Division	0	33.41970	33.41970	0	1.25%	1.25%	0.00%	0.00%	0.00%
VIST Small Capital Growth Division	0	11.31267	11.31267	0	1.25%	1.25%	0.00%	0.00%	0.00%
VIST World Equity Division	0	23.63327	23.63327	0	1.25%	1.25%	0.00%	0.00%	0.00%

	12,971,053			$101,764,484

*	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

      A summary of unit values and units outstanding for variable annuity contracts, net investment income ratios, and the expense ratios, excluding expenses of the underlying funds, for the period ended December 31, 2001, follows:

Account Division	Units	Min Unit Value	Max Unit Value	Net assets	Min Expense as a % of average net assets*	Max Expense as a % of average net assets*	Investment income ratio**	Min Total Return***	Max Total Return***
AIM Capital Appreciation	775,845	$9.24	$9.26	$7,172,299	1.25%	1.50%	-1.46%	-24.43%	-24.35%
AIM Growth	1,080,994	6.39	6.41	6,915,149	1.40%	1.50%	-1.23%	-34.88%	-34.79%
Amer Cent. VP International	791,011	8.16	8.18	6,463,311	1.25%	1.50%	-0.67%	-19.06%	-18.92%
Amer Cent. VP Inc & Grwth	726,856	9.27	9.28	6,741,271	1.25%	1.50%	-0.76%	-8.37%	-8.22%
Amer Cent. VP Ultra	1,774,775	9.43	9.46	16,754,241	1.15%	1.50%	-0.72%	-5.65%	-5.49%
Amer Cent. VP Value	520,552	11.74	11.77	6,118,437	1.40%	1.50%	-0.82%	11.13%	11.25%
DeAM VIT EAFE Index	149,961	6.53	6.54	980,148	1.40%	1.50%	-1.46%	-25.82%	-25.74%
DeAM VIT Equity 500 Index	613,578	8.48	8.50	5,208,437	1.40%	1.50%	-0.56%	-13.50%	-13.41%
DeAM VIT Small Cap Index	139,805	11.07	11.10	1,549,254	1.40%	1.50%	-0.75%	0.54%	0.64%
Federated High Income Bond	722,577	9.28	9.74	6,733,015	1.25%	1.50%	4.44%	-2.72%	-0.04%
Federated Prime Money Fund	2,475,964	12.20	17.72	31,504,242	1.25%	1.50%	1.95%	2.21%	2.46%
Fed US Govt Sec II	975,432	10.38	10.40	10,130,909	1.25%	1.50%	-0.79%	3.53%	3.70%
Fidelity Contrafund	724,792	8.06	9.53	5,986,232	1.25%	1.50%	-1.05%	-13.78%	-5.28%
Fidelity Equity Income	321,366	10.22	10.24	3,286,958	1.40%	1.50%	-1.10%	-6.65%	-6.55%
Fidelity Grwth & Inc	1,984,905	9.53	9.54	18,923,559	1.25%	1.50%	-0.56%	-5.83%	-5.67%
Fidelity Growth Opportunities	95,127	7.17	7.18	682,488	1.40%	1.50%	-1.22%	-15.92%	-15.83%
Growth and Income Division	0	18.16	19.47	—	1.25%	1.50%	-0.31%	-1.50%	-1.26%
Growth Division	70	18.16	39.76	2,774	1.25%	1.50%	-1.34%	-18.92%	-18.71%

Account Division	Units	Min Unit Value	Max Unit Value	Net assets	Min Expense as a % of average net assets*	Max Expense as a % of average net assets*	Investment income ratio**	Min Total Return***	Max Total Return***
High Income Bond Division	0	$11.14	$22.56	$—	1.25%	1.50%	19.05%	-2.02%	-1.77%
INVESCO Dynamics	42,511	8.19	8.19	348,307	1.40%	1.50%	-1.00%	-19.39%	-19.33%
INVESCO Financial Services	79,369	9.68	9.69	768,754	1.40%	1.50%	-0.33%	-3.91%	-3.84%
INVESCO Health Sciences	54,751	10.22	10.23	559,772	1.40%	1.50%	-0.44%	1.68%	1.75%
INVESCO Real Estate Opps	33,978	10.10	10.11	343,348	1.40%	1.50%	-0.08%	0.73%	0.79%
Lord Abbett Grth&Income	879,922	10.98	11.01	9,676,939	1.40%	1.50%	-0.81%	-8.11%	-8.02%
Matrix Equity Division	0	13.26	32.05	—	1.25%	1.50%	-1.34%	-11.66%	-17.64%
MFS Growth (IC)	69,051	9.57	9.60	662,178	1.40%	1.50%	-1.31%	-25.28%	-25.20%
MFS Growth (SC)	475,511	6.67	6.68	3,173,335	1.40%	1.50%	-1.39%	-25.96%	-25.88%
MFS Growth and Income (IC)	40,284	8.29	8.31	334,128	1.40%	1.50%	-0.91%	-17.21%	-17.13%
MFS Growth and Income (SC)	228,428	8.21	8.23	1,877,493	1.40%	1.50%	-1.09%	-17.36%	-17.28%
MFS New Discovery	105,418	14.71	14.75	1,552,993	1.40%	1.50%	-1.43%	-6.45%	-6.36%
MFS New Discovery (class 2)	306,483	8.90	8.91	2,726,967	1.40%	1.50%	-1.45%	-6.67%	-6.58%
MFS Total Return (class 2)	370,336	9.82	9.83	3,637,711	1.40%	1.50%	-0.93%	-2.21%	-2.15%
MFS Utilities (class 2)	41,487	7.57	7.58	314,362	1.40%	1.50%	-0.90%	-24.61%	-24.56%
Multiple Strategies Division	77	16.12	33.42	2,563	1.25%	1.50%	-0.84%	-17.85%	-17.64%
Pilgrim Baxter Small Cap Grwth	673,855	8.40	8.42	5,666,157	1.25%	1.50%	-0.66%	-15.95%	-15.81%
Seligman Comm. & Info.	420,400	5.73	5.74	2,411,193	1.40%	1.50%	-1.52%	3.50%	3.60%
Seligman Small Cap	174,366	12.05	12.05	2,101,086	1.40%	1.50%	-0.68%	20.02%	20.10%
Small Capital Growth Division	179	11.31	14.35	2,030	1.25%	1.50%	-1.32%	-38.31%	-38.16%
Templeton Developing Mkts	205,864	10.50	10.51	2,162,472	1.40%	1.50%	-0.68%	5.05%	5.12%
Templeton Growth Securities	200,445	10.23	10.25	2,051,997	1.40%	1.50%	-0.51%	-2.79%	-2.69%
Templeton Health Care	75,814	9.82	9.83	744,689	1.40%	1.50%	-0.76%	-1.91%	-1.85%
Templeton International	588,053	8.90	8.92	5,236,284	1.40%	1.50%	0.91%	-17.25%	-17.17%
U.S. Government Bond Division	0	13.05	24.14	—	1.25%	1.50%	7.36%	3.94%	4.20%
World Equity Division	81	14.68	23.63	1,917	1.25%	1.50%	-1.31%	-18.60%	-18.39%

	18,940,273			$181,509,399

*	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

(6) EXPENSES

        As more fully disclosed in the prospectus, First Variable Life charges the Fund, based on the value of the Fund, various fees at an annual rate as follows:

	Mortality risk	Distribution expense risk	Administrative expense risk	Total charge in 2002
FPA 2 policies	0.60%	0.15%	0.40%	4,210
Vista 1 and Vista 2 policies	0.75%	0.00%	0.50%	129,892
Cap Five and Vista policies	0.85%	0.40%	0.15%	758,203
Cap No-load and Cap Six policies	0.85%	0.40%	0.25%	1,046,470

				$1,938,775

(7) DIVERSIFIED REQUIREMENTS

        Under the provisions of Section 817(h) of the Internal Revenue Code (the Code), a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for Federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

        The Internal Revenue Service has issued regulations under Section 817(h) of the Code. First Variable Life believes that the Fund satisfies the current requirements of the regulations, and it intends that the Fund will continue to meet such requirements.

(8) PRINCIPAL UNDERWRITER AND GENERAL DISTRIBUTOR

        First Variable Capital Services, Inc., wholly owned subsidiary of First Variable Life, is principal underwriter and general distributor of the contracts issued through the Fund.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF ASSETS AND LIABILITIES

September 30, 2003
(in thousands)
(unaudited)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	American Century International	American Century VP Income & Growth	DeAM VIT Small Cap Index
Assets
Investments in mutual funds at fair value	$3,716	$4,066	$3,228	$3,195	$3,602	$1,117
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0

Total Assets	3,716	4,066	3,228	3,195	3,602	1,117
Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0

Net Assets	$3,716	$4,066	$3,228	$3,195	$3,602	$1,117

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

September 30, 2003
(in thousands)
(unaudited)

	DeAM VIT EAFE Index	DeAM VIT Equity Index	Federated US Government II	Federated High Income Bond II	Federated Prime Money Fund II	Templeton Developing Markets	Templeton Growth Securities	Templeton Health Care	INVESCO Dynamics
Assets
Investments in mutual funds at fair value	$596	$2,256	$7,435	$4,972	$6,618	$348	$1,264	$71	$585
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0

Total Assets	596	2,256	7,435	4,972	6,618	348	1,264	71	585
Liabilities
Payable to First Variable Life Insurance Company	0	0	0	1	0	0	0	0	0

Net Assets	$596	$2,256	$7,435	$4,971	$6,618	$348	$1,264	$71	$585

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

September 30, 2003
(in thousands)
(unaudited)

	INVESCO Health Sciences	INVESCO Financial Services	INVESCO Real Estate	Lord Abbett Growth and Income	MFS Investors Trust Series I	MFS Utility	MFS Total Return	MFS Growth Stock (SC)	MFS New Discovery (SC)
Assets
Investments in mutual funds at fair value	$385	$457	$704	$4,808	$201	$165	$2,795	$1,058	$1,244
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0

Total Assets	385	457	704	4,808	201	165	2,795	1,058	1,244
Liabilities
Payable to First Variable Life Insurance Company	0	0	0	0	0	0	0	0	0

Net Assets	$385	$457	$704	$4,808	$201	$165	$2,795	$1,058	$1,244

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

September 30, 2003
(in thousands)
(unaudited)

	MFS Investors Trust Series II	MFS Growth Stock (IC)	MFS New Discovery (IC)	Pilgrim Baxter Small Cap	Seligman Communications & Information	Seligman Small Cap	Templeton International Securities
Assets
Investments in mutual funds at fair value	$1,032	$201	$646	$3,266	$1,188	$1,074	$1,751
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0	0

Total Assets	1,032	201	646	3,266	1,188	1,074	1,751
Liabilities
Payable to First Variable Life Insurance Company	0	0	0	1	0	0	0

Net Assets	$1,032	$201	$646	$3,265	$1,188	$1,074	$1,751

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF ASSETS AND LIABILITIES, CONTINUED

September 30, 2003
(in thousands)
(unaudited)

	Fidelity Equity Income	Fidelity Contrafund	Fidelity Growth and Income	Fidelity Growth Opportunities	American Century VP Ultra	Total
Assets
Investments in mutual funds at fair value	$1,680	$3,396	$10,859	$632	$8,891	$89,502
Receivable from First Variable Life Insurance Company	0	0	0	0	0	0

Total Assets	1,680	3,396	10,859	632	8,891	89,502
Liabilities
Payable to First Variable Life Insurance Company	0	1	1	0	1	5

Net Assets	$1,680	$3,395	$10,858	$632	$8,890	$89,497

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF OPERATIONS

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	American Century International	American Century VP Income & Growth	DeAM VIT Small Cap Index
Investment income
Dividends	$0	$0	$37	$27	$53	$5
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	41	40	37	38	39	8

Net investment income (loss)	(41)	(40)	0	(11)	14	(3)

Net Realized and Unrealized Gains on Investments
Realized gain (loss) on fund shares redeemed	(43)	(301)	(140)	(10)	(209)	(46)
Capital gain distribution	0	0	0	0	0	0

Net realized gain (loss) on investments	(43)	(301)	(140)	(10)	(209)	(46)
Net unrealized appreciation (depreciation) on investments during the year	530	808	519	394	660	161

Net realized and unrealized gain (loss) on investments	487	507	379	384	451	115

Net Increase (Decrease) in Net Assets resulting from Operations-	$446	$467	$379	$373	$465	$112

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF OPERATIONS, CONTINUED

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	DeAM VIT EAFE Index	DeAM VIT Equity Index	Federated US Government II	Federated High Income Bond II	Federated Prime Money Fund II	Templeton Developing Markets	Templeton Growth Securities	Templeton Health Care	INVESCO Dynamics
Investment Income
Dividends	$62	$31	$308	$610	$61	$3	$19	$0	$0
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	10	27	88	72	119	5	14	1	5

Net investment income (loss)	52	4	220	538	(58)	(2)	5	(1)	(5)

Net Realized and Unrealized Gains on Investments
Realized gain (loss) on fund shares redeemed	117	(216)	72	332	0	192	(17)	(2)	10
Capital gain distribution	0	0	40	0	0	0	0	0	0

Net realized gain (loss) on investments	117	(216)	112	332	0	192	(17)	(2)	10
Net unrealized appreciation (depreciation) on investments during the year	35	517	(258)	271	0	26	182	9	51

Net realized and unrealized gain (loss) on investments	152	301	(146)	603	0	218	165	7	61

Net Increase (Decrease) in Net Assets resulting from Operations-	$204	$305	$74	$1,141	$(58)	$216	$170	$6	$56

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF OPERATIONS, CONTINUED

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	INVESCO Health Sciences	INVESCO Financial Services	INVESCO Real Estate	Lord Abbett Growth and Income	MFS Investors Trust Series I	MFS Utility	MFS Total Return	MFS Growth Stock (SC)	MFS New Discovery (SC)
Investment Income
Dividends	$0	$0	$0	$0	$1	$4	$45	$0	$0
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	4	5	7	52	2	2	30	12	13

Net investment income (loss)	(4)	(5)	(7)	(52)	(1)	2	15	(12)	(13)

Net Realized and Unrealized Gains on Investments
Realized gain (loss) on fund shares redeemed	(16)	(7)	14	(250)	(16)	(24)	(46)	(247)	4
Capital gain distribution	0	0	0	0	0	0	0	0	0

Net realized gain (loss) on investments	(16)	(7)	14	(250)	(16)	(24)	(46)	(247)	4
Net unrealized appreciation (depreciation) on investments during the year	60	72	131	908	33	54	212	380	214

Net realized and unrealized gain (loss) on investments	44	65	145	658	17	30	166	133	218

Net Increase (Decrease) in Net Assets resulting from Operations-	$40	$60	$138	$606	$16	$32	$181	$121	$205

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF OPERATIONS, CONTINUED

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	MFS Investors Trust Series II	MFS Growth Stock (IC)	MFS New Discovery (IC)	Pilgrim Baxter Small Cap	Seligman Communications & Information	Seligman Small Cap	Templeton International Securities
Investment income
Dividends	$5	$0	$0	$0	$0	$0	$32
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	11	2	7	31	12	11	24

Net investment income (loss)	(6)	(2)	(7)	(31)	(12)	(11)	8

Net Realized and Unrealized Gains on Investments
Realized gain (loss) on fund shares redeemed	(54)	(85)	(129)	(533)	(120)	(23)	218
Capital gain distribution	0	0	0	0	0	0	0

Net realized gain (loss) on investments	(54)	(85)	(129)	(533)	(120)	(23)	218
Net unrealized appreciation (depreciation) on investments during the year	147	114	257	1,471	371	253	182

Net realized and unrealized gain (loss) on investments	93	29	128	938	251	230	400

Net Increase (Decrease) in Net Assets resulting from Operations-	$87	$27	$121	$907	$239	$219	$408

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF OPERATIONS, CONTINUED

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	Fidelity Equity Income	Fidelity Contrafund	Fidelity Growth and Income	Fidelity Growth Opportunities	American Century VP Ultra	Total
Investment Income
Dividends	$30	$12	$126	$1	$0	$1,472
Expense
Fees paid to First Variable Life Insurance Company — risk and administrative charges	18	36	118	4	98	1,043

Net investment income (loss)	12	(24)	8	(3)	(98)	429

Net Realized and Unrealized Gains on Investments
Realized gain (loss) on fund shares redeemed	(102)	(5)	(394)	(34)	(631)	(2,741)
Capital gain distribution	0	0	0	0	0	40

Net realized gain (loss) on investments	(102)	(5)	(394)	(34)	(631)	(2,701)
Net unrealized appreciation (depreciation) on investments during the year	277	509	1,786	81	1,842	13,259

Net realized and unrealized gain (loss) on investments	175	504	1,392	47	1,211	10,558

Net Increase (Decrease) in Net Assets resulting from Operations-	$187	$480	$1,400	$44	$1,113	$10,987

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF CHANGES IN NET ASSETS

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	AIM Capital Appreciation	AIM Growth	American Century VP Value	American Century International	American Century VP Income & Growth	DeAM VIT Small Cap Index
From Operations
Net investment income (loss)	$(41)	$(40)	$0	$(11)	$14	$(3)
Realized gain (loss) on fund shares redeemed	(43)	(301)	(140)	(10)	(209)	(46)
Net unrealized appreciation (depreciation) on investments during the period	530	808	519	394	660	161

Net increase (decrease) in net assets resulting from operations	446	467	379	373	465	112

From Contract Transactions
Contract owners' net payments	14	17	7	2	20	2
Contract maintenance fees	(4)	(4)	(4)	(3)	(4)	0
Surrenders	(301)	(339)	(473)	(522)	(627)	(89)
Death benefits	0	0	0	0	0	0
Annuity Benefits	(54)	(34)	(11)	(56)	(66)	0
Transfer (to) from other portfolios	133	541	(448)	(236)	(131)	560
Cost of Insurance	0	0	0	0	0	0
Net policy loan repayments	0	0	0	0	0	0

Increase (decrease) in net assets from contract owner transactions	(212)	181	(929)	(815)	(808)	473

Increase (decrease) in net assets	234	648	(550)	(442)	(343)	585
Net Assets
Net assets at beginning of period	3,482	3,418	3,778	3,637	3,945	532

Net assets at end of period	$3,716	$4,066	$3,228	$3,195	$3,602	$1,117

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	DeAM VIT EAFE Index	DeAM VIT Equity Index	Federated US Government II	Federated High Income Bond II	Federated Prime Money Fund II	Templeton Developing Markets	Templeton Growth Securities	Templeton Health Care	INVESCO Dynamics
From Operations
Net investment income (loss)	$52	$4	$220	$538	$(58)	$(2)	$5	$(1)	$(5)
Realized gain (loss) on fund shares redeemed	117	(216)	112	332	0	192	(17)	(2)	10
Net unrealized appreciation (depreciation) on investments during the period	35	517	(258)	271	0	26	182	9	51

Net increase (decrease) in net assets resulting from operations	204	305	74	1,141	(58)	216	170	6	56

From Contract Transactions
Contract owners' net payments	0	8	18	4	20	0	11	0	0
Contract maintenance fees	(1)	(3)	(6)	(5)	(6)	0	(1)	0	0
Surrenders	(76)	(250)	(1,045)	(647)	(10,349)	(103)	(173)	(4)	(26)
Death benefits	0	0	0	0	0	0	0	0	0
Annuity Benefits	0	(56)	(60)	(148)	(123)	(13)	0	0	0
Transfer (to) from other portfolios	(122)	(372)	(640)	(3,084)	4,619	(72)	(13)	25	326
Cost of Insurance	0	0	0	0	0	0	0	0	0
Net policy loan repayments	0	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets from contract owner transactions	(199)	(673)	(1,733)	(3,880)	(5,839)	(188)	(176)	21	300

Increase (decrease) in net assets	5	(368)	(1,659)	(2,739)	(5,897)	28	(6)	27	356
Net Assets
Net assets at beginning of period	591	2,624	9,094	7,710	12,515	320	1,270	44	229

Net assets at end of period	$596	$2,256	$7,435	$4,971	$6,618	$348	$1,264	$71	$585

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	INVESCO Health Sciences	INVESCO Financial Services	INVESCO Real Estate	Lord Abbett Growth and Income	MFS Investors Trust Series I	MFS Utility	MFS Total Return	MFS Growth Stock (SC)	MFS New Discovery (SC)
From Operations
Net investment income (loss)	$(4)	$(5)	$(7)	$(52)	$(1)	$2	$15	$(12)	$(13)
Realized gain (loss) on fund shares redeemed	(16)	(7)	14	(250)	(16)	(24)	(46)	(247)	4
Net unrealized appreciation (depreciation) on investments during the period	60	72	131	908	33	54	212	380	214

Net increase (decrease) in net assets resulting from operations	40	60	138	606	16	32	181	121	205

From Contract Transactions
Contract owners' net payments	0	1	0	10	0	0	8	6	8
Contract maintenance fees	0	0	(1)	(6)	0	0	(3)	(1)	(2)
Surrenders	(35)	(56)	(103)	(551)	(10)	(39)	(213)	(200)	(108)
Death benefits	0	0	0	0	0	0	0	0	0
Annuity Benefits	(3)	(12)	(1)	(64)	0	0	(62)	(13)	(6)
Transfer (to) from other portfolios	60	65	(52)	(253)	(8)	(2)	(2)	(25)	27
Cost of Insurance	0	0	0	0	0	0	0	0
Net policy loan repayments	0	0	0	0	0	0	0	0

Net increase (decrease) in net assets from contract owner transactions	22	(2)	(157)	(864)	(18)	(41)	(272)	(233)	(81)

Increase (decrease) in net assets	62	58	(19)	(258)	(2)	(9)	(91)	(112)	124
Net Assets
Net assets beginning of period	323	399	723	5,066	203	174	2,886	1,170	1,120

Net assets at end of period	$385	$457	$704	$4,808	$201	$165	$2,795	$1,058	$1,244

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	MFS Investors Trust Series II	MFS Growth Stock (IC)	MFS New Discovery (IC)	Pilgrim Baxter Small Cap	Seligman Communications & Information	Seligman Small Cap	Templeton International Securities
From Operations
Net investment income (loss)	$(6)	$(2)	$(7)	$(31)	$(12)	$(11)	$8
Realized gain (loss) on fund shares redeemed	(54)	(85)	(129)	(533)	(120)	(23)	218
Net unrealized appreciation (depreciation) on investments during the period	147	114	257	1,471	371	253	182

Net increase (decrease) in net assets resulting from operations	87	27	121	907	239	219	408

From Contract Transactions
Contract owners' net payments	7	0	0	10	3	0	12
Contract maintenance fees	0	(1)	(1)	(4)	(1)	0	(2)
Surrenders	(99)	(24)	(131)	(360)	(134)	(130)	(274)
Death benefits	0	0	0	0	0	0	0
Annuity Benefits	0	(3)	(24)	(14)	(18)	(4)	(12)
Transfer (to) from other portfolios	40	(64)	(32)	(765)	(77)	(17)	(335)
Cost of Insurance	0	0	0	0	0	0	0
Net policy loan repayments	0	0	0	0	0	0	0

Net increase (decrease) in net assets from contract owner transactions	(52)	(92)	(188)	(1,133)	(227)	(151)	(611)

Increase (decrease) in net assets	35	(65)	(67)	(226)	12	68	(203)
Net Assets
Net assets beginning of period	997	266	713	3,491	1,176	1,006	1,954

Net assets at end of period	$1,032	$201	$646	$3,265	$1,188	$1,074	$1,751

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

CONDENSED STATEMENT OF CHANGES IN NET ASSETS, CONTINUED

For the Period Ended September 30, 2003
(in thousands)
(unaudited)

	Fidelity Equity Income	Fidelity Contrafund	Fidelity Growth and Income	Fidelity Growth Opportunities	American Century VP Ultra	Total
From Operations
Net investment income (loss)	$12	$(24)	$8	$(3)	$(98)	$429
Realized gain (loss) on fund shares redeemed	(102)	(5)	(394)	(34)	(631)	(2,701)
Net unrealized appreciation (depreciation) on investments during the period	277	509	1,786	81	1,842	13,259

Net increase (decrease) in net assets resulting from operations	187	480	1,400	44	1,113	10,987

From Contract Transactions
Contract owners' net payments	4	4	17	1	26	240
Contract maintenance fees	(2)	(5)	(10)	0	(10)	(90)
Surrenders	(175)	(498)	(1,706)	(53)	(1,234)	(21,157)
Death benefits	0	0	0	0	0	0
Annuity Benefits	(39)	(20)	(183)	(4)	(101)	(1,204)
Transfer (to) from other portfolios	(55)	(189)	(254)	381	(572)	(1,043)
Cost of Insurance	0	0	0	0	0	0
Net policy loan repayments	0	0	0	0	0	0

Net increase (decrease) in net assets from contract owner transactions	(267)	(708)	(2,136)	325	(1,891)	(23,254)

Increase (decrease) in net assets	(80)	(228)	(736)	369	(778)	(12,267)
Net Assets
Net assets beginning of period	1,760	3,623	11,594	263	9,668	101,764

Net assets at end of period	$1,680	$3,395	$10,858	$632	$8,890	$89,497

The accompanying notes are an integral part of these financial statements.

FIRST VARIABLE LIFE INSURANCE COMPANY —
FIRST VARIABLE ANNUITY FUND E

NOTES TO CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

For the Nine Months Ended September 30, 2003

(1) ORGANIZATION

        First Variable Annuity Fund E (the Fund) is a segregated account of First Variable Life Insurance Company (First Variable Life) and is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act).

        On December 28, 2001, the Fund executed and filed with the Securities and Exchange Commission a substitution of shares of the eight portfolios of the Variable Investors Series Trust for shares of certain other portfolios of other variable insurance product funds. The remaining sub-accounts are invested in the Federated Prime Money Fund II, AIM Capital Appreciation, AIM growth, American Century VP Value, DeAM VIT Equity Index, DeAM VIT Small Cap Index, Templeton International Securities, Lord Abbett Growth and Income, MFS New Discovery (IC), MFS Growth (IC), MFS Growth and Income (IC), Templeton Growth Securities, DeAM IT EAFE Index, Fidelity Contrafund, Fidelity Growth Opportunities, Fidelity Equity Income, Federated High Income Bond II, Seligman Communication & Information, MFS New Discovery (SC), MFS Growth (SC), MFS Growth and Income (SC) Pilgrim Baxter Small Cap, Fidelity Growth and Income, American Century VP Ultra, American Century, American Century International, American Century VP Income & Growth, Federated US Government II, Templeton Developing Markets, Templeton Health Care, INVESVO Dynamics, INVESVO Health Sciences, INVESVO Financial Services, INVESVO Real Estate, MFS Utility, MFS Total Return, and Seligman Small Cap, all of which are open-end management investment companies. Under applicable insurance law, the assets and liabilities of the Fund are clearly identified and distinguished from the other assets and liabilities of First Variable Life. The Fund cannot be charged with liabilities arising out of any other business of First Variable Life.

        First Variable Life is a wholly owned subsidiary of Protective Life Insurance Company (Protective) located in Birmingham, AL. Protective purchased First Variable Life in October 1, 2001. Prior to the sale, First Variable Life was a subsidiary of Ilona Financial Group, Inc. (Ilona). First Variable Life is domiciled in the State of Arkansas. Effective January 1, 2004, First Variable Life merged with Protective.

        The assets of the Fund are not available to meet the general obligations of First Variable Life or Protective, and are held for exclusive benefit of the contract owners participating in the Fund.

(2) SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of significant accounting policies followed by the Fund in preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

    Investments

        The Fund's investments in the corresponding series of mutual funds are stated at the net assets values of the respective series, which approximates fair value. Investment transactions are accounted for on the date the shares are purchased or sold. For purposes of determining realized gains and losses on the sales of investments, the cost of such investments is determined on the weighted average method. Dividends and capital gain distributions received from the mutual funds are reinvested in additional shares of the respective mutual funds and are recorded as income by the Fund on the ex-dividend date.

    Federal Income Taxes

        For Federal income tax purposes, operations of the Fund are combined with those of First Variable Life, which is taxed as a life insurance company. First Variable Life anticipates no tax liability resulting from the operations of the Fund. Therefore, no provision for income taxes has been charged against the Fund.

    Contracts in Annuity Payment Period

        Annuity reserves are computed for currently payable contracts according to the 1983 Individual Annuity Mortality Table, using an assumed investment return (AIR) equal to the AIR of the specific contracts, which varies between 3% and 4%. Charges to annuity reserves for mortality and risk expense are reimbursed to First Variable Life if the reserves required are less than originally estimated. If additional reserves are required, First Variable Life reimburses the account.

    Surrender Charges

        First Variable Life may assess a surrender charge on some products against the net policy assets of a contract owner if the policy is surrendered early. This surrender charge is deducted prior to the payment of any amounts to the contract owner. This surrender charge is made to reimburse First Variable Life for some of the expenses incurred with the initial distribution of the policies. Surrender charges are assessed and calculated based on various factors within the policies, and generally decline as the term of the policy increases.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) INVESTMENTS

        The following table presents selected data for investments in each of the sub-accounts of the Fund at September 30, 2003 (in thousands, except share data):

	Number of Shares	Cost	Market Value
AIM Capital Appreciation	195,177	$4,420	$3,716
AIM Growth	304,573	5,199	4,066
Amer Cent. VP Income & Growth	620,058	4,032	3,602
Amer Cent. VP International	565,512	3,626	3,195
Amer Cent. VP Ultra	1,059,707	9,617	8,890
Amer Cent. VP Value	470,596	3,213	3,228
DeAM VIT EAFE Index	84,508	616	596
DeAM VIT Equity 500 Index	217,168	2,387	2,256
DeAM VIT Small Cap Index	104,379	1,026	1,117
Federated High Income Bond — Class P	655,136	4,785	4,971
Federated Prime Money Fund	6,617,728	6,618	6,618
Federated US Government II — Class A	633,854	7,225	7,435
Fidelity Contrafund — Class 2	165,006	3,174	3,395
Fidelity Equity Income — Class 2	83,716	1,880	1,680
Fidelity Growth & Income — Class 2	893,744	11,699	10,858
Fidelity Growth Opportunities — Class 2	46,839	643	632
Templeton Health Care	4,590	76	71
INVESCO Dynamics	56,364	632	585
INVESCO Financial Services	37,520	449	457
INVESCO Health Sciences	24,429	409	385
INVESCO Real Estate Opportunities	53,357	572	704
Lord Abbett Grth&Income	221,561	5,217	4,808
MFS Investors Growth Stock Series — IC	24,840	349	201
MFS Investors Growth Stock Series — SC	132,720	1,296	1,058
MFS Investors Trust Series — SC	69,912	1,342	1,032
MFS Investors Trust Series — IC	13,535	270	201
MFS New Discovery — IC	50,255	878	646
MFS New Discovery — SC	97,592	1,278	1,244
MFS Total Return — SC	153,900	2,803	2,795
MFS Utility — SC	11,598	203	165
Pilgrim Baxter Small Cap Growth	449,217	3,353	3,265
Seligman Comm. & Info. — Class 2	116,244	1,190	1,188
Seligman Small Cap Portfolio — Class 2	77,158	953	1,074
Templeton Developing Markets Securities (Fund 2)	58,262	332	348
Templeton Growth Securities (Fund 2)	128,168	1,365	1,264
Templeton International Securities (Fund 2)	161,707	1,864	1,751

	14,660,630	$94,991	$89,497

        The cost of purchases and proceeds from sales of investments for the nine months ended September 30, 2003 were as follows (in thousands):

	Purchases	Sales
AIM Capital Appreciation	$21,894	$22,106
AIM Growth	19,112	18,932
Amer Cent. VP Income & Growth	167	975
Amer Cent. VP International	21,834	22,685
Amer Cent. VP Ultra	3,082	4,974
Amer Cent. VP Value	538	1,468
DeAM VIT EAFE Index	22,163	22,395
DeAM VIT Equity 500 Index	648	1,321
DeAM VIT Small Cap Index	653	205
Federated High Income Bond — Class P	14,637	18,517
Federated Prime Money Fund	151,175	156,982
Federated US Government II — Class A	595	2,328
Fidelity Contrafund — Class 2	387	1,069
Fidelity Equity Income — Class 2	141	407
Fidelity Growth & Income — Class 2	310	2,445
Fidelity Growth Opportunities — Class 2	821	496
Templeton Health Care	27	7
INVESCO Dynamics	3,827	3,527
INVESCO Financial Services	101	104
INVESCO Health Sciences	105	83
INVESCO Real Estate Opportunities	130	287
Lord Abbett Grth&Income	251	1,115
MFS Investors Growth Stock Series — IC	—	91
MFS Investors Growth Stock Series — SC	508	741
MFS Investors Trust Series — SC	68	121
MFS Investors Trust Series — IC	10	29
MFS New Discovery — IC	—	188
MFS New Discovery — SC	3,110	3,204
MFS Total Return — SC	345	618
MFS Utility — SC	17	59
Pilgrim Baxter Small Cap Growth	291	1,423
Seligman Comm. & Info. — Class 2	186	413
Seligman Small Cap Portfolio — Class 2	128	280
Templeton Developing Markets Securities (Fund 2)	19,937	20,126
Templeton Growth Securities (Fund 2)	3,875	4,075
Templeton International Securities (Fund 2)	22,158	22,792

	$313,231	$336,588

(4) CHANGES IN UNITS OUTSTANDING

        The changes in units outstanding for the nine months ended September 30, 2003, were as follows:

	Units Issued	Units Redeemed	Net Change
AIM Capital Appreciation	2,984,552	3,019,398	(34,846)
AIM Growth	4,068,544	4,054,361	14,183
Amer Cent. VP Income & Growth	21,241	124,760	(103,519)
Amer Cent. VP International	3,444,003	3,550,813	(106,810)
Amer Cent. VP Ultra	404,824	654,921	(250,097)
Amer Cent. VP Value	50,943	140,285	(89,342)
DeAM VIT EAFE Index	4,365,937	4,378,736	(12,799)
DeAM VIT Equity 500 Index	97,039	194,057	(97,018)
DeAM VIT Small Cap Index	62,517	22,153	40,364
Federated High Income Bond — Class P	1,472,057	1,836,494	(364,437)
Federated Prime Money Fund	12,397,831	12,857,054	(459,223)
Federated US Government II — Class A	52,858	207,722	(154,864)
Fidelity Contrafund — Class 2	51,066	138,254	(87,188)
Fidelity Equity Income — Class 2	15,954	47,786	(31,832)
Fidelity Growth & Income — Class 2	35,326	293,265	(257,939)
Fidelity Growth Opportunities — Class 2	131,245	79,585	51,660
Templeton Health Care	3,289	1,047	2,242
INVESCO Dynamics	627,687	580,734	46,953
INVESCO Financial Services	11,806	11,918	(112)
INVESCO Health Sciences	12,614	10,447	2,167
INVESCO Real Estate Opportunities	11,163	25,970	(14,807)
Lord Abbett Grth&Income	26,597	122,095	(95,498)
MFS Investors Growth Stock Series — IC	—	12,895	(12,895)
MFS Investors Growth Stock Series — SC	96,201	144,964	(48,763)
MFS Investors Trust Series — SC	10,078	18,521	(8,443)
MFS Investors Trust Series — IC	1,370	4,506	(3,136)
MFS New Discovery — IC	—	18,342	(18,342)
MFS New Discovery — SC	489,525	505,663	(16,138)
MFS Total Return — SC	36,951	67,388	(30,437)
MFS Utility — SC	2,978	9,430	(6,452)
Pilgrim Baxter Small Cap Growth	48,242	281,710	(233,468)
Seligman Comm. & Info. — Class 2	46,275	111,942	(65,667)
Seligman Small Cap Portfolio — Class 2	10,940	26,853	(15,913)
Templeton Developing Markets Securities (Fund 2)	2,033,722	2,038,854	(5,132)
Templeton Growth Securities (Fund 2)	460,133	481,071	(20,938)
Templeton International Securities (Fund 2)	3,078,261	3,139,997	(61,736)

	36,663,769	39,213,991	(2,550,222)

(5) FINANCIAL HIGHLIGHTS

        A summary of unit values and units outstanding for variable annuity contracts, net investment income ratios, and the expense ratios, excluding expenses of the underlying funds, for the nine months ended September 30, 2003, follows:

Account Division	Units	Min Unit Value	Max Unit Value	Net Assets	Min Expense as a % of Average Net Assets*	Max Expense as a % of Average Net Assets*	Investment Income Ratio**	Min Total Return***	Max Total Return***
AIM Capital Appreciation	470,354	7.88608	7.92107	3,716,168	1.40%	1.50%	-0.85%	14.59%	14.68%
AIM Growth	799,871	5.07530	5.09784	4,066,048	1.40%	1.50%	-0.91%	16.83%	16.91%
Amer Cent. VP Income & Growth	431,523	8.32707	8.37763	3,602,539	1.25%	1.50%	0.72%	13.11%	13.33%
Amer Cent. VP International	459,909	6.92903	6.97113	3,195,145	1.25%	1.50%	-0.56%	8.19%	8.39%
Amer Cent. VP Ultra	1,093,952	8.10828	8.17731	8,890,946	1.15%	1.50%	-1.00%	12.88%	13.17%
Amer Cent. VP Value	283,896	11.34760	11.39791	3,228,290	1.40%	1.50%	0.15%	12.30%	12.38%
DeAM VIT EAFE Index	104,176	5.71443	5.73406	595,780	1.40%	1.50%	6.52%	13.24%	13.32%
DeAM VIT Equity 500 Index	307,004	7.33989	7.37244	2,256,374	1.40%	1.50%	0.95%	13.12%	13.20%
DeAM VIT Small Cap Index	101,685	10.96524	11.01386	1,116,859	1.40%	1.50%	0.07%	26.58%	26.67%
Federated High Income Bond — Class P	464,576	10.64409	11.21695	4,972,480	1.25%	1.50%	7.91%	14.80%	15.02%
Federated Prime Money Fund	498,173	12.12248	17.68633	6,617,729	1.25%	1.50%	-0.33%	-0.57%	-0.38%
Federated US Government II — Class A	659,693	11.25010	11.31835	7,435,106	1.25%	1.50%	2.76%	0.88%	1.07%
Fidelity Contrafund — Class 2	403,889	8.16443	9.70272	3,395,826	1.25%	1.50%	-0.59%	13.77%	13.99%
Fidelity Equity Income — Class 2	178,984	9.37415	9.40634	1,680,191	1.40%	1.50%	0.96%	12.39%	12.48%
Fidelity Growth & Income — Class 2	1,225,347	8.84308	8.89680	10,858,988	1.25%	1.50%	0.28%	13.30%	13.51%
Fidelity Growth Opportunities — Class 2	99,410	6.34947	6.37127	631,859	1.40%	1.50%	-0.64%	15.23%	15.32%
Templeton Health Care	8,914	7.89477	7.91391	70,457	1.40%	1.50%	-1.09%	19.52%	19.61%
INVESCO Dynamics	88,528	6.60258	6.61860	585,055	1.40%	1.50%	-1.12%	20.19%	20.28%
INVESCO Financial Services	49,043	9.30457	9.32712	456,616	1.40%	1.50%	-1.09%	14.61%	14.70%
INVESCO Health Sciences	44,593	8.62545	8.64636	385,245	1.40%	1.50%	-1.07%	13.41%	13.50%
INVESCO Real Estate Opportunities	53,392	13.16329	13.19517	703,774	1.40%	1.50%	-1.89%	24.34%	24.43%
Lord Abbett Grth&Income	474,820	10.10705	10.15187	4,807,876	1.40%	1.50%	-0.96%	13.96%	14.04%
MFS Investors Growth Stock	25,966	7.72229	7.75657	200,955	1.40%	1.50%	-0.88%	12.99%	13.08%
MFS Investors Growth Stock Class 2	197,258	5.35292	5.37130	1,057,777	1.40%	1.50%	-0.88%	12.75%	12.83%
MFS Investors Trust	147,728	6.97619	7.00015	1,031,904	1.40%	1.50%	-0.41%	9.36%	9.44%
MFS Investors Trust Class 2	28,358	7.07373	7.10509	200,720	1.40%	1.50%	-0.23%	9.62%	9.71%
MFS New Discovery	53,440	12.05792	12.11141	645,774	1.40%	1.50%	-1.05%	21.71%	21.80%
MFS New Discovery Class 2	171,189	7.25508	7.28000	1,244,295	1.40%	1.50%	-1.05%	21.46%	21.55%
MFS Total Return Class 2	284,575	9.81185	9.83565	2,794,832	1.40%	1.50%	0.80%	7.16%	7.24%
MFS Utilities Class 2	23,831	6.92554	6.94232	165,264	1.40%	1.50%	1.44%	20.38%	20.47%
Pilgrim Baxter Small Cap Growth	465,061	7.01058	7.05319	3,265,805	1.25%	1.50%	-0.17%	40.41%	40.67%
Seligman Comm. & Info. — Class 2	260,545	4.55424	4.56990	1,188,010	1.40%	1.50%	-1.23%	26.49%	26.58%

Account Division	Units	Min Unit Value	Max Unit Value	Net Assets	Min Expense as a % of Average Net Assets*	Max Expense as a % of Average Net Assets*	Investment Income Ratio**	Min Total Return***	Max Total Return***
Seligman Small Cap Portfolio — Class 2	84,331	12.71795	12.74876	1,074,037	1.40%	1.50%	-1.37%	26.87%	26.96%
Templeton Developing Markets Securities (Fund 2)	29,430	11.82951	11.85820	348,406	1.40%	1.50%	-1.26%	27.60%	27.70%
Templeton Growth Securities (Fund 2)	133,418	9.45598	9.48844	1,263,740	1.40%	1.50%	0.34%	15.13%	15.22%
Templeton Foreign Securities (Fund 2)	211,741	8.25925	8.29588	1,751,285	1.40%	1.50%	1.33%	15.68%	15.76%
*	These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. These ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.
**	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

REPORT OF INDEPENDENT AUDITORS

To the Directors and Share Owner
Protective Life Insurance Company

        We have reviewed the accompanying consolidated condensed balance sheet of Protective Life Insurance Company and subsidiaries as of September 30, 2003, and the related consolidated condensed statements of income for each of the three-month and nine-month periods ended September 30, 2003 and 2002, and the consolidated condensed statements of cash flows for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the company's management.

        We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

        Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

        We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of December 31, 2002, and the related consolidated statements of income, share-owner's equity, and cash flows for the year then ended (not presented herein), and in our report dated March 19, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of December 31, 2002 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Birmingham, Alabama
November 7, 2003

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
REVENUES
Premiums and policy fees	$420,244	$392,471	$1,197,430	$1,146,545
Reinsurance ceded	(233,768)	(121,744)	(620,874)	(498,739)

Premiums and policy fees, net of reinsurance ceded	186,476	270,727	576,556	647,806
Net investment income	239,257	248,265	741,021	722,052
Realized investment gains (losses)
Derivative financial instruments	(7,492)	(9,532)	(23,089)	(9,384)
All other investments	27,042	5,237	62,288	13,298
Other income	9,586	10,299	40,709	31,000

	454,869	524,996	1,397,485	1,404,772

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: three months: 2003 — $214,347; 2002 — $140,504 nine months: 2003 — $643,118; 2002 — $469,638)	281,693	306,464	863,901	873,485
Amortization of deferred policy acquisition costs	56,243	112,022	176,804	214,167
Other operating expenses (net of reinsurance ceded: three months: 2003 — $27,767; 2002 — $30,896 nine months: 2003 — $90,781; 2002 — $106,529)	33,342	42,471	112,922	120,458

	371,278	460,957	1,153,627	1,208,110

INCOME BEFORE INCOME TAX-	83,591	64,039	243,858	196,662
Income tax expense	28,811	22,290	82,180	65,368

NET INCOME-	$54,780	$41,749	$161,678	$131,294

See notes to consolidated condensed financial statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED CONDENSED BALANCE SHEETS

(Dollars in thousands)

(Unaudited)

	September 30 2003 (Unaudited)	December 31 2002
ASSETS
Investments:
Fixed maturities, at market (amortized cost: 2003 — $11,799,123; 2002 — $11,212,765)	$12,449,525	$11,655,465
Equity securities, at market (amortized cost: 2003 — $35,291; 2002 — $51,095)	36,250	48,799
Mortgage loans on real estate	2,678,360	2,518,151
Investment in real estate, net	11,723	15,499
Policy loans	523,869	543,161
Other long-term investments	241,130	210,381
Short-term investments	576,930	447,155

Total investments	16,517,787	15,438,611
Cash	80,694	85,850
Accrued investment income	193,074	180,950
Accounts and premiums receivable, net	42,655	50,544
Reinsurance receivables	2,259,664	2,333,800
Deferred policy acquisition costs	1,817,442	1,709,254
Goodwill	35,143	35,143
Property and equipment, net	43,352	38,878
Other assets	235,717	262,127
Assets related to separate accounts
Variable annuity	1,813,738	1,513,824
Variable universal life	148,511	114,364
Other	4,380	4,330

	23,192,157	21,767,675

LIABILITIES
Policy liabilities and accruals	$9,491,923	$9,090,462
Stable value investment contract deposits	4,135,212	4,018,552
Annuity account balances	3,538,368	3,697,495
Other policyholders' funds	172,131	174,665
Other liabilities	883,433	620,731
Accrued income taxes	8,784	36,859
Deferred income taxes	312,865	206,845
Debt
Notes payable	2,249	2,264
Indebtedness to related parties		2,000
Securities sold under repurchase agreements	111,725	0
Liabilities related to separate accounts
Variable annuity	1,813,738	1,513,824
Variable universal life	148,511	114,364
Other	4,380	4,330

	20,623,319	19,482,391

COMMITMENTS AND CONTINGENT LIABILITIES — NOTE B SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1.00 par value, shares authorized and issued: 5,000,000	5,000	5,000
Additional paid-in capital	846,619	846,619
Note receivable from PLC Employee Stock Ownership Plan	(3,426)	(3,838)
Retained earnings	1,361,456	1,201,587
Accumulated other comprehensive income:
Net unrealized gains on investments (net of income tax: 2003 — $192,161; 2002 — $128,145)	356,871	237,983
Accumulated gain (loss) — hedging (net of income tax: 2003 — $1,247; 2002 — $(1,114))	2,316	(2,069)

	2,568,838	2,285,284

	$23,192,157	$21,767,675

See notes to consolidated condensed financial statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)
(Unaudited)

	Nine Months Ended September 30
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$161,678	$131,294
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses	(39,199)	(3,914)
Amortization of deferred policy acquisition costs	176,804	214,167
Capitalization of deferred policy acquisition costs	(296,582)	(353,266)
Depreciation expense	8,500	8,234
Deferred income tax	38,519	34,448
Accrued income tax	(28,075)	(66,084)
Interest credited to universal life and investment products	494,054	742,426
Policy fees assessed on universal life and investment products	(240,747)	(195,393)
Change in accrued investment income and other receivables	69,901	(59,737)
Change in policy liabilities and other policyholders' funds of traditional life and health products	92,014	144,386
Change in other liabilities	(123,917)	27,431
Other (net)	32,366	(5,194)

Net cash provided by operating activities	345,316	618,798

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reductions of investments
Investments available for sale	10,013,774	7,298,674
Other	314,810	242,797
Sale of investments
Investments available for sale	12,692,100	14,090,163
Other	6,915	13,818
Cost of investments acquired
Investments available for sale	(23,027,659)	(22,470,156)
Other	(458,230)	(299,451)
Acquisitions and bulk reinsurance assumptions	0	130,515
Purchase of property and equipment	(13,224)	(8,021)
Sale of property and equipment	0	48

Net cash used in investing activities	(471,514)	(1,001,613)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings under line of credit arrangements and debt	2,654,501	2,029,272
Principal payments on line of credit arrangement and debt	(2,542,791)	(2,104,292)
Dividend to share owner	(1,808)	0
Principal payment on surplus notes to PLC	0	(2,000)
Investment product deposits and change in universal life deposits	1,325,893	1,244,764
Investment product withdrawals	(1,314,753)	(832,044)

Net cash provided by financing activities	121,042	335,700

DECREASE IN CASH-	(5,156)	(47,115)
CASH AT BEGINNING OF PERIOD-	85,850	107,166

CASH AT END OF PERIOD-	$80,694	$60,051

See notes to consolidated condensed financial statements

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited)
(Amounts in tables are in thousands)

NOTE A — BASIS OF PRESENTATION

        The accompanying unaudited consolidated condensed financial statements of Protective Life Insurance Company and subsidiaries ("Protective Life") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) necessary for a fair statement have been included. Operating results for the nine month period ended September 30, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. The year-end consolidated condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. For further information, refer to the consolidated financial statements and notes thereto included in Protective Life's annual report on Form 10-K for the year ended December 31, 2002.

        Protective Life is a wholly-owned subsidiary of Protective Life Corporation ("PLC").

NOTE B — COMMITMENTS AND CONTINGENT LIABILITIES

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective Life does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or other persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. Protective Life, like other financial services companies, in the ordinary course of business is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective Life.

NOTE C — OPERATING SEGMENTS

        Protective Life operates several business segments. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each segment follows:

  Life Marketing.    The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

  Acquisitions.    The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

  Annuities.    The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

  Stable Value Contracts.    The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans, and sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations. The segment also markets fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds.

  Asset Protection.    The Asset Protection segment primarily markets vehicle and recreational marine extended service contracts. The segment also markets credit life and disability insurance products through banks, consumer finance companies and automobile dealers. On October 30, 2003, Protective Life announced that it has entered into an agreement with Life of the South Corporation ("LOTS") in which LOTS will assume the administration and marketing responsibilities for a portion of the Asset Protection segment's credit insurance business based in Raleigh, North Carolina.

  Corporate and Other.    Protective Life has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital). This segment also includes earnings from several lines of business which Protective Life is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several small subsidiaries.

        Protective Life uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. The measure used by Protective Life's chief operating decision maker to assess segment performance is operating income. Operating segment income is generally income before income tax adjusted to exclude any pretax minority interest in income of consolidated subsidiaries, net realized investment gains and losses, and the related amortization of deferred policy acquisition costs and gains (losses) on derivative instruments. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

        Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

        There are no significant intersegment transactions.

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. Asset adjustments represent the inclusion of assets related to discontinued operations.

	Operating Segment Income for the Nine Months Ended September 30, 2003
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Premiums and policy fees	$607,770	$216,292	$19,134
Reinsurance ceded	(433,645)	(54,730)

Net of reinsurance ceded	174,125	161,562	19,134
Net investment income	171,654	185,820	170,881	$174,063
Realized investment gains (losses)			19,815	7,303
Other income	518	2,118	2,655

Total revenue	346,297	349,500	212,485	181,366

Benefits and settlement expenses	205,638	218,070	152,710	140,096
Amortization of deferred policy acquisition cost	52,705	26,372	31,861	1,660
Other operating expenses	(28,895)	32,214	17,480	3,548

Total benefits and expenses	229,448	276,656	202,051	145,304

Income before income tax	116,849	72,844	10,434	36,062
Less: realized investment gains (losses)			19,815	7,303
Add back: related amortization of deferred policy acquisition cost			18,265

Operating income	116,849	72,844	8,884	28,759
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$324,715	$29,519		$1,197,430
Reinsurance ceded	(128,838)	(3,661)		(620,874)

Net of reinsurance ceded	195,877	25,858		576,556
Net investment income	29,728	8,875		741,021
Realized investment gains (losses)			$12,081	39,199
Other income	33,114	2,304		40,709

Total revenue	258,719	37,037	12,081	1,397,485

Benefits and settlement expenses	123,998	23,389		863,901
Amortization of deferred policy acquisition cost	63,324	882		176,804
Other operating expenses	64,142	24,433		112,922

Total benefits and expenses	251,464	48,704		1,153,627

Income (loss) before income tax	7,255	(11,667)		243,858
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost

Operating income (loss)	7,255	(11,667)
Income tax expense			82,180	82,180

Net income				$161,678

	Operating Segment Income for the Three Months Ended September 30, 2003
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Premiums and policy fees	$219,410	$71,903	$6,864
Reinsurance ceded	(167,706)	(17,573)

Net of reinsurance ceded	51,704	54,330	6,864
Net investment income	57,885	61,004	54,660	$56,441
Realized investment gains (losses)			8,583	9,745
Other income	(663)	(329)	1,058

Total revenue	108,926	115,005	71,165	66,186

Benefits and settlement expenses	68,541	72,500	48,385	45,374
Amortization of deferred policy acquisition cost	12,788	7,817	13,508	542
Other operating expenses	(11,369)	9,584	6,356	1,002

Total benefits and expenses	69,960	89,901	68,249	46,918

Income from continuing operations before income tax	38,966	25,104	2,916	19,268
Less: realized investment gains (losses)			8,583	9,745
Add back: related amortization of deferred policy acquisition cost			8,167

Operating income	38,966	25,104	2,500	9,523
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$113,090	$8,977		$420,244
Reinsurance ceded	(48,006)	(483)		(233,768)

Net of reinsurance ceded	65,084	8,494		186,476
Net investment income	10,275	(1,008)		239,257
Realized investment gains (losses)			$1,222	19,550
Other income	8,602	918		9,586

Total revenue	83,961	8,404	1,222	454,869

Benefits and settlement expenses	39,301	7,592		281,693
Amortization of deferred policy acquisition cost	21,354	234		56,243
Other operating expenses	19,791	7,978		33,342

Total benefits and expenses	80,446	15,804		371,278

Income (loss) before income tax	3,515	(7,400)		83,591
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost

Operating income (loss)	3,515	(7,400)
Income tax expense			28,811	28,811

Net income				$54,780

	Operating Segment Income for the Nine Months Ended September 30, 2002
	Life Marketing	Acquisition	Annuities	Stable Value Contracts
Premiums and policy fees	$474,195	$223,600	$19,864
Reinsurance ceded	(275,102)	(48,360)

Net of reinsurance ceded	199,093	175,240	19,864
Net investment income	153,918	184,639	162,211	$183,258
Realized investment gains (losses)			3,602	(6,110)
Other income	843	1,242	2,549

Total revenue	353,854	361,121	188,226	177,148

Benefits and settlement expenses	181,255	227,597	135,914	147,201
Amortization of deferred policy acquisition cost	104,518	28,597	19,411	1,741
Other operating expenses	(20,795)	35,431	19,214	3,378

Total benefits and expenses	264,978	291,625	174,539	152,320

Income before income tax	88,876	69,496	13,687	24,828
Less: realized investment gains (losses)			3,602	(6,110)
Add back: related amortization of deferred policy acquisition costs			1,684

Operating income	88,876	69,496	11,769	30,938
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$386,332	$42,554		$1,146,545
Reinsurance ceded	(159,881)	(15,396)		(498,739)

Net of reinsurance ceded	226,451	27,158		647,806
Net investment income	33,001	5,025		722,052
Realized investment gains (losses)			$6,422	3,914
Other income	25,320	1,046		31,000

Total revenue	284,772	33,229	6,422	1,404,772

Benefits and settlement expenses	153,675	27,843		873,485
Amortization of deferred policy acquisition cost	58,763	1,137		214,167
Other operating expenses	60,964	22,266		120,458

Total benefits and expenses	273,402	51,246		1,208,110

Income (loss) before income tax	11,370	(18,017)		196,662
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition costs

Operating income (loss)	11,370	(18,017)
Income tax expense			65,368	65,368

Net income				$131,294

	Operating Segment Income for the Three Months Ended September 30, 2002
	Life Marketing	Acquisition	Annuities	Stable Value Contracts
Premiums and policy fees	$164,904	$79,341	$6,414
Reinsurance ceded	(51,959)	(12,468)

Net of reinsurance ceded	112,945	66,873	6,414
Net investment income	52,409	67,127	56,757	$61,725
Realized investment gains (losses)			365	(6,366)
Other income	463	169	754

Total revenue	165,817	134,169	64,290	55,359

Benefits and settlement expenses	57,365	83,332	48,466	48,290
Amortization of deferred policy acquisition cost	76,221	11,891	5,734	581
Other operating expenses	(8,081)	13,522	7,637	1,431

Total benefits and expenses	125,505	108,745	61,837	50,302

Income before income tax	40,312	25,424	2,453	5,057
Less: realized investment gains (losses)			365	(6,366)
Add back: related amortization of deferred policy acquisition cost			365

Operating income	40,312	25,424	2,453	11,423
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Premiums and policy fees	$127,874	$13,938		$392,471
Reinsurance ceded	(52,304)	(5,013)		(121,744)

Net of reinsurance ceded	75,570	8,925		270,727
Net investment income	11,018	(771)		248,265
Realized investment gains (losses)			$1,706	(4,295)
Other income	8,370	543		10,299

Total revenue	94,958	8,697	1,706	524,996

Benefits and settlement expenses	58,262	10,749		306,464
Amortization of deferred policy acquisition cost	17,267	328		112,022
Other operating expenses	20,593	7,369		42,471

Total benefits and expenses	96,122	18,446		460,957

Income (loss) before income tax	(1,164)	(9,749)		64,039
Less: realized investment gains (losses)
Add back: related amortization of deferred policy acquisition cost

Operating income (loss)	(1,164)	(9,749)
Income tax expense			22,290	22,290

Net income				$41,749

	Operating Segment Assets September 30, 2003
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Investments and other assets	$4,826,714	$4,438,724	$4,758,117	$4,010,543
Deferred policy acquisition costs	1,131,814	385,703	94,400	4,301
Goodwill

Total assets	$5,958,528	$4,824,427	$4,852,517	$4,014,844

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$1,015,567	$2,177,648	$112,259	$21,339,572
Deferred policy acquisition costs	193,654	7,570		1,817,442
Goodwill	35,143			35,143

Total assets	$1,244,364	$2,185,218	$112,259	$23,192,157

	Operating Segment Assets December 31, 2002
	Life Marketing	Acquisitions	Annuities	Stable Value Contracts
Investments and other assets	$4,193,732	$4,553,955	$4,821,398	$3,930,669
Deferred policy acquisition costs	973,631	435,592	93,140	4,908
Goodwill

Total assets	$5,167,363	$4,989,547	$4,914,538	$3,935,577

	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$1,043,933	$1,355,762	$123,829	$20,023,278
Deferred policy acquisition costs	194,281	7,702		1,709,254
Goodwill	35,143			35,143

Total assets	$1,273,357	$1,363,464	$123,829	$21,767,675

NOTE D — STATUTORY REPORTING PRACTICES

        Financial statements prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. In accordance with statutory reporting practices, at September 30, 2003, and for the nine months then ended, Protective Life and its insurance subsidiaries had combined share-owners' equity of $917.6 million and net income of $94.7 million.

NOTE E — REINSURANCE RECEIVABLE

        In 2002, Protective Life discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.5 million. At December 31, 2002, Protective Life had recorded cash and receivables totaling $69.7 million, which reflected the amounts received and Protective Life's then current estimate of amounts to be recovered in the future, based upon the information then available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs took into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected.

        As of the date of this report, Protective Life has received payment from substantially all of the affected reinsurance companies. As a result, Protective Life increased premiums and policy fees by $2.8 million in the first quarter of 2003 and $15.6 million in the second quarter of 2003. The increase in premiums and policy fees resulted in $1.0 million of additional amortization of deferred policy acquisition costs in the first quarter of 2003 and $5.1 million in the second quarter of 2003. As a result, Protective Life's pretax income for the first quarter of 2003 increased by $1.8 million and $10.5 million in the second quarter of 2003. There were no changes in estimates recorded during the third quarter of 2003.

NOTE F — RECENTLY ISSUED ACCOUNTING STANDARDS

        In April 2003, the Derivatives Implementation Group of the Financial Accounting Standards Board (FASB) cleared Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments" (DIG B36). DIG B36 requires the bifurcation of embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements that expose the creditor to credit risk of a company other than the debtor, even if the debtor owns as investment assets the third-party securities to which the creditor is exposed. The effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after September 15, 2003, and should be applied on a prospective basis. Protective Life is currently evaluating the impact of this pronouncement on its financial statements, but does not anticipate a material impact on its financial condition or results of operations.

        In April 2003, FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. The adoption of SFAS No. 149 did not have a material effect on Protective Life's financial position or results of operations.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have a material effect on Protective Life's financial position or results of operations.

        In July 2003, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts." SOP 03-1 is effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including the calculation of guaranteed minimum death benefits (GMDB). SOP 03-1 also addresses the capitalization and amortization of sales inducements to contract holders. Had the provision been effective at September 30, 2003, Protective Life would have reported a GMDB accrual $1.2 million higher than currently reported. Protective Life is currently evaluating the impact of the other requirements of SOP 03-1, but does not anticipate a material impact on its financial condition or results of operations.

        In January 2003, the FASB issued FASB Interpretation No. (FIN) 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from the other parties. The FASB has deferred implementation of FIN 46 for variable interest entities (VIEs) created before February 1, 2003, until periods ending after December 15, 2003. Protective Life does not expect that FIN 46 will have a material impact on its financial condition or results of operations.

NOTE G — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

    Fair-Value Hedges

        As of September 30, 2003, and during the nine months then ended, Protective Life had no hedging relationships designated as a fair-value hedge.

    Cash-Flow Hedges

        Protective Life has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, Protective Life pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, Protective Life designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. In the third quarter of 2003, the income recognized by Protective Life related to the ineffective portion of the hedging instrument was immaterial. For the nine months ended September 30, 2003, Protective Life recognized income of $0.3 million related to the ineffective portion of the hedging instrument. There were no components of the hedging instrument excluded from the assessment of hedge ineffectiveness. During the three and nine month periods ended September 30, 2003, a pretax loss of $5.3 million and $35.6 million, respectively, representing the change in fair value of the hedged contracts during the period, and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in Realized Investment Gains (Losses) — Derivative Financial Instruments in Protective Life's consolidated condensed statements of income. Additionally, at September 30, 2003, Protective Life reported an increase in accumulated other comprehensive income of $2.3 million (net of income tax of $1.2 million) related to its derivatives designated as cash flow hedges. During the next twelve months, Protective Life expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expense, approximately $1.5 million.

    Other Derivatives

        Protective Life uses certain interest rate swaps, caps, floors, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments of Protective Life. For the three and nine months ended September 30, 2003, Protective Life recognized total pretax losses of $9.8 million and $26.1 million, respectively, representing the change in fair value of these derivative instruments as well as the realized gain or loss on contracts closed during the period.

        On its foreign currency swaps, Protective Life recognized a $1.9 million pretax gain for the first nine months of fiscal 2003 and a $22.7 million pretax loss for the current quarter while recognizing a $1.4 million foreign exchange pretax loss on the related foreign-currency-denominated stable value contracts for the nine month period and a $23.2 million pretax gain for the current quarter. The net change primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net change is reflected in Realized Investment Gains (Losses) — Derivative Financial Instruments in Protective Life's consolidated condensed statements of income.

        Protective Life has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. For the nine months ended September 30, 2003, Protective Life recognized a $1.5 million pretax gain for the change in the asset swaps' fair value and recognized a $0.7 million pretax gain to separately record the embedded equity options at fair value. For the three months ended September 30, 2003, Protective Life recognized a $0.5 million pretax gain for the change in the asset swaps' fair value and recognized a $1.3 million pretax gain to separately record the embedded equity options at fair value.

NOTE H — COMPREHENSIVE INCOME

        The following table sets forth Protective Life's comprehensive income for the periods shown:

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Net income	$54,780	$41,749	$161,678	$131,294
Change in net unrealized gains/losses on investments (net of income tax: three months: 2003 — $(46,261); 2002 — $87,547 nine months: 2003 — $85,817; 2002 — $118,978)	(85,914)	162,588	159,375	220,960
Change in accumulated gain-hedging (net of income tax: three months: — 2003 — $615; 2002 — $(2,411) nine months: — 2003 — $2,361; 2002 — $(2,411))	1,143	(4,477)	4,385	(4,477)
Reclassification adjustment for amounts included in net income (net of income tax: three months: 2003 — $(9,465); 2002 — $(1,833); nine months: 2003 — $(21,801); 2002 — $(4,654))	(17,577)	(3,404)	(40,487)	(8,644)

Comprehensive income (loss)	$(47,568)	$196,456	$284,951	$339,133

NOTE I — RECLASSIFICATIONS

        Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or share-owner's equity.

NOTE J — ACQUISITIONS

        In June 2002, Protective Life coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company. The transaction has been accounted for as a purchase, and the results of the transaction have been included in the accompanying financial statements since the transaction's effective date.

        Summarized below are the consolidated results of operations for the period presented below on an unaudited pro forma basis, as if the acquisition had occurred as of January 1, 2002. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

Nine Months Ended September 30, 2002 (UNAUDITED)
Total revenues	$1,419,816
Net income	135,043

REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Share Owner
Protective Life Insurance Company
Birmingham, Alabama

        In our opinion, the consolidated financial statements listed in the index on page F-1 of this Form N-4 present fairly, in all material respects, the financial position of Protective Life Insurance Company and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the index on page F-1 present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note A of the Notes to the Consolidated Financial Statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

PricewaterhouseCoopers LLP

Birmingham, Alabama
March 19, 2003

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands)

	Year Ended December 31
	2002	2001	2000
REVENUES
Premiums and policy fees	$1,529,834	$1,389,819	$1,175,943
Reinsurance ceded	(746,980)	(771,151)	(686,108)

Net of reinsurance ceded	782,854	618,668	489,835
Net investment income	980,059	839,103	692,081
Realized investment gains (losses):
Derivative financial instruments	(12,959)	(1,718)	2,157
All other investments	12,314	(6,123)	(16,756)
Other income	41,483	38,578	35,194

	1,803,751	1,488,508	1,202,511

BENEFITS AND EXPENSES
Benefits and settlement expenses (net of reinsurance ceded: 2002 — $699,808; 2001 — $609,996; 2000 — $538,291)	1,162,231	972,624	760,778
Amortization of deferred policy acquisition costs	239,490	147,058	143,180
Amortization of goodwill	0	2,827	2,514
Other operating expenses (net of reinsurance ceded: 2002 — $177,509; 2001 — $167,243; 2000 — $223,498)	160,407	152,041	121,417

	1,562,128	1,274,550	1,027,889

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	241,623	213,958	174,622
INCOME TAX EXPENSE
Current	75,335	118,421	12,180
Deferred	8,894	(47,964)	49,298

	84,229	70,457	61,478

Net income from continuing operations before cumulative effect of change in accounting principle	157,394	143,501	113,144
Income (loss) from discontinued operations, net of income tax	0	(9,856)	16,299
Loss from sale of discontinued operations, net of income tax	0	(17,754)	0

Net income before cumulative effect of change in accounting principle	157,394	115,891	129,443
Cumulative effect of change in accounting principle, net of income tax	0	(8,341)	0

NET INCOME	$157,394	$107,550	$129,443

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share amounts)

	December 31
	2002	2001
ASSETS
Investments:
Fixed maturities, at market (amortized cost: 2002 — $11,212,765; 2001 — $9,719,057)	$11,655,465	$9,812,091
Equity securities, at market (cost: 2002 — $51,095; 2001 — $62,051)	48,799	60,493
Mortgage loans on real estate	2,518,151	2,512,844
Investment real estate, net of accumulated depreciation (2002 — $1,099; 2001 — $1,452)	15,499	24,173
Policy loans	543,161	521,840
Other long-term investments	210,381	100,686
Short-term investments	447,155	228,396

Total investments	15,438,611	13,260,523
Cash	85,850	107,166
Accrued investment income	180,950	158,841
Accounts and premiums receivable, net of allowance for uncollectible amounts (2002 — $2,825; 2001 — $3,025)	50,544	55,809
Reinsurance receivables	2,382,223	2,173,987
Deferred policy acquisition costs	1,683,224	1,532,683
Goodwill, net	35,143	35,992
Property and equipment, net	38,878	46,337
Other assets	259,627	219,355
Assets related to separate accounts:
Variable Annuity	1,513,824	1,910,651
Variable Universal Life	114,364	77,162
Other	4,330	3,997

	$21,787,568	$19,582,503

LIABILITIES
Policy liabilities and accruals:
Future policy benefits and claims	$8,316,171	$6,974,685
Unearned premiums	781,008	901,653

Total policy liabilities and accruals	9,097,179	7,876,338
Stable value contract deposits	4,018,552	3,716,530
Annuity deposits	3,744,000	3,248,218
Other policyholders' funds	141,336	132,124
Other liabilities	620,731	410,621
Accrued income taxes	36,859	125,835
Deferred income taxes	206,845	72,403
Note payable	2,264	2,291
Indebtedness to related parties	2,000	6,000
Securities sold under repurchase agreements	0	117,000
Liabilities related to separate accounts:
Variable Annuity	1,513,824	1,910,651
Variable Universal Life	114,364	77,162
Other	4,330	3,997

Total liabilities	19,502,284	17,699,170

COMMITMENTS AND CONTINGENT LIABILITIES — NOTE G
SHARE-OWNER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation preference $2,000	2	2
Common Stock, $1.00 par value, shares authorized and issued: 5,000,000	5,000	5,000
Additional paid-in capital	846,619	785,419
Note receivable from PLC Employee Stock Ownership Plan	(3,838)	(4,499)
Retained earnings	1,201,587	1,044,243
Accumulated other comprehensive income
Net unrealized gains (losses) on investments (net of income tax: 2002 — $128,145; 2001 — $28,629)	237,983	53,168
Accumulated gain (loss) — hedging (net of income tax: 2002 — $(1,114))	(2,069)

Total share-owner's equity	2,285,284	1,883,333

	$21,787,568	$19,582,503

See notes to consolidated financial statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY

(Dollars in thousands, except per share amounts)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Note Receivable From PLC ESOP	Retained Earnings	Net Unrealized Gains (Losses) on Investments	Accumu- lated Gain (Loss) Hedging	Total Share- Owner's Equity
Balance, December 31, 1999	$2	$5,000	$570,419	$(5,148)	$812,302	$(146,080)	$0	$1,236,495

Net income for 2000					129,443			129,443
Change in net unrealized gains/losses on investments (net of income tax — $45,887)						85,221		85,221
Reclassification adjustment for amounts included in net income (net of income tax — $5,110)						9,489		9,489

Comprehensive income for 2000								224,153

Capital contribution			81,000					81,000
Common dividend ($0.40 per share)					(2,000)			(2,000)
Decrease in note receivable from PLC ESOP				307				307

Balance, December 31, 2000	2	5,000	651,419	(4,841)	939,745	(51,370)	0	1,539,955

Net income for 2001					107,550			107,550
Change in net unrealized gains/losses on investments (net of income tax — $52,019)						96,607		96,607
Reclassification adjustment for amounts included in net income (net of income tax — $2,143)						3,980		3,980
Transition adjustment on derivative financial instruments (net of income tax — $2,127)						3,951		3,951

Comprehensive income for 2001								212,088

Capital contribution			134,000					134,000
Common dividend — transfer of subsidiary to PLC (See Note A					(2,052)			(2,052)
Preferred dividend ($500.00 per share)					(1,000)			(1,000)
Decrease in note receivable from PLC ESOP				342				342

Balance, December 31, 2001	2	5,000	785,419	(4,499)	1,044,243	53,168	0	1,883,333

Net income for 2002					157,394			157,394
Change in net unrealized gains/losses on investments (net of income tax — $103,826)						192,819		192,819
Reclassification adjustment for amounts included in net income (net of income tax — $(4,310))						(8,004)		(8,004)
Change in accumulated gain (loss) — hedging (net of income tax — $(1,114))							(2,069)	(2,069)

Comprehensive income for 2002								340,140

Capital contribution			61,200					61,200
Preferred dividend ($25.00 per share)					(50)			(50)
Decrease in note receivable from PLC ESOP				661				661

Balance, December 31, 2002	$2	$5,000	$846,619	$(3,838)	$1,201,587	$237,983	$(2,069)	$2,285,284

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	December 31
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$157,394	$107,550	$129,443
Adjustments to reconcile net income to net cash provided by operating activities:
Realized investment (gains) losses	645	7,841	14,599
Amortization of deferred policy acquisition costs	239,490	154,383	149,574
Amortization of goodwill	0	8,328	7,797
Capitalization of deferred policy acquisition costs	(437,325)	(317,626)	(338,685)
Loss from sale of discontinued operations	0	17,754	0
Depreciation expense	10,409	11,651	9,581
Deferred income taxes	8,894	(40,970)	55,161
Accrued income taxes	(88,976)	139,016	13,715
Interest credited to universal life and investment products	900,930	944,098	766,004
Policy fees assessed on universal life and investment products	(268,191)	(222,415)	(197,581)
Change in accrued investment income and other receivables	(303,497)	(238,097)	(158,107)
Change in policy liabilities and other policyholder funds of traditional life and health products	493,714	444,119	499,674
Change in other liabilities	93,368	132,497	(21,592)
Other (net)	76,597	9,306	(35,103)

Net cash provided by operating activities	883,452	1,157,435	894,480

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities and principal reduction of investments:
Investments available for sale	12,780,736	3,062,262	12,828,276
Other	485,639	283,181	133,814
Sale of investments:
Investments available for sale	22,862,420	8,943,123	810,716
Other	15,798	0	5,222
Cost of investments acquired:
Investments available for sale	(37,145,100)	(13,652,930)	(14,369,630)
Corporate owned life insurance	0	(100,000)	0
Other	(475,733)	(378,520)	(463,909)
Acquisitions and bulk reinsurance assumptions	130,515	(118,557)	(162,409)
Purchase of property and equipment	(8,982)	(10,099)	(5,084)
Sale of discontinued operations, net of cash transferred	0	216,031	0
Sale of property and equipment	48	70	0

Net cash used in investing activities	(1,354,659)	(1,755,439)	(1,223,004)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under line of credit arrangements and long-term debt	2,050,772	2,574,954	2,197,800
Capital contribution from PLC	60,785	134,000	81,000
Principal payments on line of credit arrangements and long-term debt	(2,167,799)	(2,457,979)	(2,197,823)
Principal payment on surplus note to PLC	(4,000)	(4,000)	(4,000)
Dividends to share owner	(50)	(1,000)	(2,000)
Investment product deposits and change in universal life deposits	1,687,213	1,735,653	1,811,484
Investment product withdrawals	(1,177,030)	(1,315,179)	(1,553,282)

Net cash provided by financing activities	449,891	666,449	333,179

INCREASE (DECREASE) IN CASH	(21,316)	68,445	4,655
CASH AT BEGINNING OF YEAR	107,166	38,721	34,066

CASH AT END OF YEAR	$85,850	$107,166	$38,721

See notes to consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All dollar amounts in tables are in thousands)

NOTE A — SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

        The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries (Protective) are prepared on the basis of accounting principles generally accepted in the United States of America. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from these estimates.

    Entities Included

        The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries. Protective is a wholly-owned subsidiary of Protective Life Corporation (PLC), an insurance holding company. The consolidated financial statements also include the accounts of special trusts or entities that do not have substantive residual equity holders which bear risks and rewards of ownership, formed to purchase funding agreements issued by Protective.

        On October 1, 2000, PLC transferred its ownership of twenty companies (that marketed prepaid dental products) to Protective. On May 1, 2001, PLC transferred its ownership of another five companies (that marketed prepaid dental products) to Protective. Protective has recorded these transactions on a pooling of interests basis whereby Protective's financial statements reflect the consolidation of the contributed entities as if they had been wholly owned by Protective for all periods in which common control existed.

        On December 31, 2001, Protective sold substantially all of the companies transferred from PLC as part of the sale of the Dental Benefits Division. For more information see the discussion under the heading "Discontinued Operations" included in Note A herein.

    Nature of Operations

        Protective provides financial services through the production, distribution, and administration of insurance and investment products. Protective markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. Protective also maintains a separate division devoted to the acquisition of insurance policies from other companies.

        The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

    Recently Issued Accounting Standards

        On January 1, 2001, Protective adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133, as amended by SFAS Nos. 137 and 138, requires Protective to record all derivative financial instruments, at fair value on the balance sheet. Changes in fair value of a derivative instrument are reported in net income or other comprehensive income, depending on the designated use of the derivative instrument. The adoption of

SFAS No. 133 resulted in a cumulative charge to net income, net of income tax, of $8.3 million and a cumulative after-tax increase to other comprehensive income of $4.0 million on January 1, 2001. The charge to net income and increase to other comprehensive income primarily resulted from the recognition of derivative instruments embedded in Protective's corporate bond portfolio. In addition, the charge to net income includes the recognition of the ineffectiveness on existing hedging relationships including the difference in spot and forward exchange rates related to foreign currency swaps used as an economic hedge of foreign-currency-denominated stable value contracts. Prospectively, the adoption of SFAS No. 133 may introduce volatility into Protective's reported net income and other comprehensive income depending on future market conditions and Protective's hedging activities.

        In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS Nos. 141, "Business Combinations", and 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that business combinations initiated after June 30, 2001, be accounted for using the purchase method. SFAS No. 142 revises the standards for accounting for acquired goodwill and other intangible assets. Protective adopted SFAS No. 142 in the first quarter of 2002. Protective has performed an impairment test and determined that its goodwill was not impaired at January 1, or October 31, 2002.

        The following table illustrates adjusted income from continuing operations before cumulative effect of change in accounting principle as if these pronouncements were adopted as of January 1, 2000:

	Year Ended December 31
	2002	2001	2000
Adjusted net income:
Income from continuing operations before cumulative effect of change in accounting principle	$157,394	$143,501	$113,144
Add back amortization of goodwill, net of income tax	0	1,838	1,634

Adjusted income from continuing operations before cumulative effect of change in accounting principle	$157,394	$145,339	$114,778
Income (loss) from discontinued operations, net of income tax	0	(9,856)	16,299
Loss from sale of discontinued operations, net of income tax	0	(17,754)	0

Adjusted net income before cumulative effect of change in accounting principle	157,394	117,729	131,077
Cumulative effect of change in accounting principle, net of income tax	0	(8,341)	0

Adjusted net income	$157,394	$109,388	$131,077

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that companies record the fair value of a liability for an asset retirement obligation in the period in which the liability is incurred. The Statement is effective for fiscal years beginning after June 15, 2002. Protective does not expect the adoption of SFAS No. 143 go have a material effect on Protective's financial position or results of operations.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that the same accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, expands the use of discontinued operations accounting to include more types of transactions and changes the timing of when discontinued operations accounting is applied. Protective adopted SFAS No. 144 on January 1, 2002, and the adoption did not have a material effect on Protective's financial position or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds SFAS No. 4, which required companies to treat the extinguishment of debt as an extraordinary item. SFAS No. 145 requires companies to apply APB Opinion 30 when determining the accounting for the extinguishment of debt. The statement also rescinds and amends other statements to make various technical corrections and clarifications. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. Protective does not accept the adoption of SFAS No. 145 to have a material effect on Protective's financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to record a liability for a cost associated with an exit or disposal activity when the liability is incurred. The statement is effective for exit or disposal activities initiated after December 31, 2002. Protective does not expect the adoption of SFAS No. 146 to have a material effect on Protective's financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123 to offer alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Protective adopted the fair value based method prescribed by SFAS No. 123 in 1995, therefore SFAS No. 148 will have no effect on Protective's financial position or results of operations.

        In November, 2002, the FASB issued FASB Interpretation No. (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Others." FIN 45 clarifies the requirements of SFAS No. 5 "Accounting for Contingencies" relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Protective does not expect FIN 45 to have a material effect on Protective's financial position or results of operations.

        In January, 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated support from the other parties. Protective is currently assessing the impact that FIN 46 will have on its financial condition and results of operations. FIN 46 potentially will affect the accounting related to a lease arrangement currently accounted for as an operating lease that involves a special purpose vehicle (SPV). Although Protective does not expect the provisions of FIN 46 to have a material impact on its results of operations, had the provision been effective at December 31, 2002, Protective's reported assets and liabilities would have increased by approximately $75 million.

        In May 2002, the Derivatives Implementation group of the FASB exposed for comment Issue No. B36, "Bifurcation of Embedded Credit Derivatives" (DIG B36). DIG B36 would require the bifurcation of potential embedded derivatives within modified coinsurance and funds withheld coinsurance arrangements in which the terms require the future payment of a principal amount plus a return based on a specified proportion of the ceding company's return on either its general account assets or a specified block of those assets. The proposed effective date of the implementation guidance in DIG B36 is for the first fiscal quarter beginning after June 15, 2003 and would be applied on a prospective basis. Protective is currently evaluating the impact of this pronouncement on its financial statements but does not anticipate a material impact on its financial condition or results of operations.

    Investments

        Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

        Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

  •
  Fixed maturities (bonds and redeemable preferred stocks) — at current market value. Where market values are unavailable, Protective obtains estimates from independent pricing services or estimates market value based upon a comparison to quoted issues of the same issuer or issues of other issuers with similar terms and risk characteristics.

  •
  Equity securities (common and nonredeemable preferred stocks) — at current market value.

  •
  Mortgage loans — at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

  •
  Investment real estate — at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

  •
  Policy loans — at unpaid balances.

  •
  Other long-term investments — at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

  •
  Short-term investments — at cost, which approximates current market value.

        Estimated market values were derived from the durations of Protective's fixed maturities and mortgage loans. Duration measures the relationship between changes in market value to changes in interest rates. While these estimated market values generally provide an indication of how sensitive the market values of Protective's fixed maturities and mortgage loans are to changes in interest rates, they do not represent management's view of future market changes, and actual market results may differ from these estimates.

        Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $0.6 million in bank deposits voluntarily restricted as to withdrawal.

        As prescribed by generally accepted accounting principles, certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax, reported as a component of share-owner's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise.

        Protective believes that an insurance company's balance sheet may be difficult to analyze without disclosing the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments). The carrying value of Protective's investments, deferred policy acquisition costs, deferred income taxes and share-owner's equity are all affected by recording unrealized gains and losses on investments, therefore these items are separately identified in the table below. The captions "all other assets" and "all other liabilities" represent the assets and liabilities unaffected by recording unrealized gains and losses on investments. Protective's balance sheets at December 31, adjusted for the effects of recording accumulated other comprehensive income (including unrealized gains and losses on investments), are as follows:

	2002	2001
Total investments	$14,982,469	$13,157,623
Deferred policy acquisition costs	1,776,421	1,553,786
All other assets	4,665,733	4,789,297

	$21,424,623	$19,500,706

Deferred income taxes	$79,814	$43,774
All other liabilities	19,295,439	17,626,767

	19,375,253	17,670,541
Share-owner's equity	2,049,370	1,830,165

	$21,424,623	$19,500,706

        Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

    Derivative Financial Instruments

        Protective utilizes a risk management strategy that incorporates the use of derivative financial instruments, primarily to reduce its exposure to interest rate risk as well as currency exchange risk.

        Combinations of interest rate swap contracts, options and futures contracts are sometimes used as hedges against changes in interest rates for certain investments, primarily outstanding mortgage loan commitments and mortgage-backed securities. Interest rate swap contracts generally involve the exchange of fixed and variable rate interest payments between two parties, based on a common notional principal amount and maturity date. Interest rate futures generally involved exchange traded contracts to buy or sell treasury bonds and notes in the future at specified prices. Interest rate options represent contracts that allow the holder of the option to receive cash or purchase, sell or enter into a financial instrument at a specified price within a specified period of time. Protective uses interest rate swap contracts, caps, and floors to modify the interest characteristics of certain investments and liabilities. Swap contracts are also used to alter the effective durations of assets and liabilities. Protective uses foreign currency swaps to reduce its exposure to currency exchange risk on certain stable value contracts denominated in foreign currencies, primarily the European euro and the British pound.

        Derivative instruments expose Protective to credit and market risk. Protective minimizes its credit risk by entering into transactions with highly rated counterparties. Protective manages the market risk associated with interest rate and foreign exchange contracts by establishing and monitoring limits as to the types and degrees of risk that may be undertaken.

        Protective monitors its use of derivatives in connection with its overall asset/liability management programs and procedures. Protective's asset/liability committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into Protective's overall interest rate and currency exchange risk management strategies.

        All derivatives are recognized on the balance sheet (in "other long-term investments" or "other liabilities") at their fair value (primarily estimates from independent pricing services). On the date the derivative contract is entered into, Protective designates the derivative as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (3) as a derivative either held for investment purposes or held as a natural hedging instrument designed to act as an economic hedge against the changes in value or cash flows of a hedged item ("other" derivative). Changes in the fair value of a derivative that is highly effective as — and that is designated and qualifies as — a fair-value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective as — and that is designated and qualified as — a cash-flow hedge are recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Changes in the fair value of other derivatives are recognized in current earnings and reported in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Protective formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Protective also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, Protective discontinues hedge accounting prospectively, as discussed below.

        Protective discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is designated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; (4) because a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

        When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will remain therein until such time as they are reclassified to earnings as originally forecasted to occur. In all situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

        Fair-Value Hedges.  Protective has designated, as a fair value hedge, callable interest rate swaps used to modify the interest characteristics of certain stable value contracts. In assessing hedge effectiveness, Protective excludes the embedded call option's time value component from each derivative's total gain or loss. In 2002 and 2001, total measured ineffectiveness for the fair value hedging relationships was insignificant while the excluded time value component resulted in a pre-tax gain of $0 and $1.3 million, respectively. Both the measured ineffectiveness and the excluded time value component are reported in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Cash-Flow Hedges.  Protective has entered into a foreign currency swap to hedge the risk of changes in the value of interest and principal payments to be made on certain of its foreign-currency-based stable value contracts. Under the terms of the swap, Protective pays a fixed U.S.-dollar-denominated rate and receives a fixed foreign-currency-denominated rate. Effective July 1, 2002, Protective designated this swap as a cash flow hedge and therefore recorded the change in the fair value of the swap during the period in accumulated other comprehensive income. During 2002, a pretax loss of $19.8 million representing the change in fair value of the hedged contracts and a gain of like amount representing the application of hedge accounting to this transaction, were recorded in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income. For the year ended December 31, 2002, the amount of the hedge's ineffectiveness reported as a loss was insignificant. Additionally, as of December 31, 2002, Protective reported a reduction to accumulated other comprehensive income of $2.1 million (net of income tax of $1.1 million) related to its derivative designated as a cash flow hedge. During 2003, Protective expects to reclassify out of accumulated other comprehensive income and into earnings, as a reduction of interest expenses, approximately $0.9 million.

        Other Derivatives.  Protective uses certain interest rate swaps, caps, floors, options and futures contracts as economic hedges against the changes in value or cash flows of outstanding mortgage loan commitments and certain owned investments. In 2002 and 2001, Protective recognized total pre-tax losses of $3.0 million and $1.2 million, respectively, representing the change in fair value of these derivative instruments as well as realized gain or loss on contracts closed during the period.

        On its foreign currency swaps, Protective recognized a $70.8 million pre-tax gain in 2002 while recognizing a $74.9 million foreign exchange pre-tax loss on the related foreign-currency-denominated stable value contracts. In 2001, Protective recognized an $8.2 million pre-tax loss on its foreign currency swaps while recognizing an $11.2 million foreign exchange pre-tax gain on the related foreign-currency-denominated stable value contracts. The net loss and net gain in 2002 and 2001, respectively, primarily results from the difference in the forward and spot exchange rates used to revalue the currency swaps and the stable value contracts, respectively. This net loss and net gain is reflected in "Realized Investment Gains (Losses) — Derivative Financial Instruments" in Protective's consolidated statements of income.

        Protective has entered into asset swap arrangements to, in effect, sell the equity options embedded in owned convertible bonds in exchange for an interest rate swap that converts the remaining host bond to a variable rate instrument. In 2002 and 2001, Protective recognized a $2.0 million and $12.2 million pre-tax gain, respectively, for the change in the asset swaps' fair value and recognized a $7.8 million and $16.9 million pre-tax loss, respectively, to separately record the embedded equity options at fair value.

        At December 31, 2002 and 2001, contracts with a notional amount of $6.0 billion were in an $83.9 million net gain position. At December 31, 2001, contracts with a notional amount of $4.5 billion were in a $3.5 million net loss position.

        Protective's derivative financial instruments are with highly rated counterparties.

    Cash

        Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. Protective has deposits with certain financial institutions which exceed federally insured limits. Protective has reviewed the credit worthiness of these financial institutions and believes there is minimal risk of a material loss.

    Deferred Policy Acquisition Costs

        Commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business, have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," Protective makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits; currently 3.0% to 9.4%) it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.

        The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. Protective amortizes the present value of future profits over the premium payment period, including accrued interest of up to approximately 8%. The unamortized present value of future profits for all acquisitions was approximately $542.5 million and $523.4 million at December 31, 2002 and 2001, respectively. During 2002, $62.5 million of present value of future profits was capitalized (relating to acquisitions and adjustments made during the year), a $2.1 million reduction came from the sale of a small subsidiary, and $41.3 was amortized. During 2001, $221.9 million of present value of future profits was capitalized and $42.1 million was amortized.

        The expected amortization of the present value of future profits for the next five years is as follows:

Year	Expected Amortization
2003	$33,600
2004	32,400
2005	30,500
2006	29,100
2007	28,100

    Goodwill

        The goodwill balance at December 31, 2002 and 2001, was $35.1 million and $36.0 million, respectively. The decrease of $0.9 million in 2002 relates to the sale of a small subsidiary in the first quarter. At October 31, 2002, Protective evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

    Property and Equipment

        Property and equipment are reported at cost. Protective primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Protective's Home Office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

        Property and equipment consisted of the following at December 31:

	2002	2001
Home office building	$45,297	$42,980
Other, principally furniture and equipment	67,059	67,128

	112,356	110,108
Accumulated depreciation	73,478	63,771

	$38,878	$46,337

    Separate Accounts

        The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

    Stable Value Contracts Account Balances

        Protective markets guaranteed investment contracts (GICs) to 401(k) and other qualified retirement savings plans, and fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. GICs and funding agreements are generally contracts that specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Stable value contract account balances include GICs and funding agreements issued by Protective as well as the obligations of consolidated special purpose trusts or entities formed to purchase funding agreements issued by Protective. At December 31, 2002 and 2001 Protective had $2.2 billion and $1.7 billion of stable value contract account balances marketed through structured programs. Most GICs and funding agreements written by Protective have maturities of three to five years. At December 31, 2002, maturities of stable value contracts were $1.1 billion in 2003, $1.6 billion in 2004-2005, $1.3 billion in 2006-2007, and $59.2 million after 2007.

    Revenues and Benefits Expense

  •
  Traditional Life, Health, and Credit Insurance Products — Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and include whole life insurance policies, term and term-like life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

  Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

        Activity in the liability for unpaid claims is summarized as follows:

	2002	2001	2000
Balance beginning of year	$100,023	$109,973	$120,575
Less reinsurance	33,723	25,830	47,661

Net balance beginning of year	66,300	84,143	72,914

Incurred related to:
Current year	258,612	383,371	311,633
Prior year	(338)	(1,080)	(4,489)

Total incurred	258,274	382,291	307,144

Paid related to:
Current year	243,206	312,748	241,566
Prior year	22,528	81,220	60,972

Total paid	265,734	393,968	302,538

Other changes:
Acquisitions and reserve transfers	2,609	(6,166)	6,623

Net balance end of year	61,449	66,300	84,143
Plus reinsurance	54,765	33,723	25,830

Balance end of year	$116,214	$100,023	$109,973

  •
  Universal Life and Investment Products — Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 2002.

        Protective's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

    Income Taxes

        Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis of assets and liabilities determined for financial reporting purposes and the basis for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

    Discontinued Operations

        On December 31, 2001, Protective completed the sale to Fortis, Inc. of substantially all of its Dental Benefits Division (Dental Division) and discontinued other remaining Dental Division related operations, primarily other health insurance lines.

        The operating results and charges related to the sale of the Dental Division and discontinuance of other related operations at December 31 are as follows:

	2002	2001	2000
Total revenues	$15,809	$350,988	$368,319
Income (loss) before
income taxes from discontinued operations	$0	$(12,749)	$26,988
Income tax (expense)
Benefit	0	2,893	(10,689)

Income (loss) from discontinued operations	$0	$(9,856)	$16,299

Gain from sale of discontinued operations before income tax		$27,221
Income tax expense related to sale		(44,975)

Loss from sale of discontinued operations		$(17,754)

        Assets and liabilities related to the discontinued lines of business of approximately $5.1 million and $6.7 million, respectively, remain at December 31, 2002.

    Supplemental Cash Flow Information

        The following table sets forth supplemental cash flow information for the years ended December 31:

	December 31
	2002	2001	2000
Cash paid during the year:
Interest on debt	$987	$1,390	$3,310
Income taxes	$125,039	$27,395	$25,638

Noncash investing and financing activities
Reduction of principal on note from ESOP	$661	$342	$307
Acquisitions, related reinsurance transactions and subsidiary transfer
Assets acquired	$358,897	$2,549,484	$533,866
Liabilities assumed	$(489,412)	$(2,430,927)	$(371,457)

Net	$(130,515)	$118,557	$162,409

    Reclassifications

        Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income, total assets, or share-owners' equity.

NOTE B — RECONCILIATION WITH STATUTORY REPORTING PRACTICES

        Financial statements prepared in conformity with accounting principles generally accepted in the United States of America differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred; (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions; (c) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to share-owners' equity; (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to share-owners' equity; (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets); (f) certain items of interest income, such as mortgage and bond discounts, are amortized differently; and (g) bonds are recorded at their market values instead of amortized cost. The National Association of Insurance Commissioners (NAIC) has adopted the Codification of Statutory Accounting Principles (Codification). Codification changed statutory accounting rules in several areas and was effective January 1, 2001. The adoption of Codification did not have a material effect on Protective's statutory capital.

        The reconciliations of net income and share-owners' equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

	Net Income			Share-Owner's Equity
	2002	2001	2000	2002	2001	2000
In conformity with statutory reporting practices:(1)	$67,242	$163,181	$66,694	$852,645	$775,138	$628,274
Additions (deductions) by adjustment:
Deferred policy acquisition costs, net of amortization	197,835	163,243	157,617	1,683,224	1,532,683	1,189,380
Deferred income tax	(8,894)	47,964	(52,580)	(206,844)	(74,083)	(72,065)
Asset Valuation Reserve				189,828	108,062	103,853
Interest Maintenance Reserve	(3,344)	(10,444)	(3,540)	24,015	16,959	9,715
Nonadmitted items				272,137	139,500	97,447
Other timing and valuation adjustments	(63,189)	(32,564)	(38,349)	(357,244)	(334,198)	(195,445)
Discontinued operations		(193,688)
Noninsurance affiliates	15,920	19,022	21,276
Consolidation elimination	(48,176)	(49,164)	(21,675)	(172,477)	(280,728)	(221,204)

In conformity with generally accepted accounting principles	$157,394	$107,550	$129,443	$2,285,284	$1,883,333	$1,539,955

(1)	Consolidated

        As of December 31, 2002, Protective had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $81.4 million.

NOTE C — INVESTMENT OPERATIONS

        Major categories of net investment income for the years ended December 31 are summarized as follows:

	2002	2001	2000
Fixed maturities	$673,393	$609,578	$529,990
Equity securities	3,500	2,247	2,532
Mortgage loans	218,165	208,830	177,917
Investment real estate	881	2,094	2,027
Policy loans	37,463	31,763	14,977
Other	103,826	36,695	12,532

	1,037,228	891,207	739,975
Investment expenses	57,169	52,104	47,894

	$980,059	$839,103	$692,081

        Realized investment gains (losses) for all other investments for the years ended December 31 are summarized as follows:

	2002	2001	2000
Fixed maturities	$12,606	$(4,693)	$(14,787)
Equity securities	65	2,462	1,685
Mortgage loans and other investments	(357)	(3,892)	(3,654)

	$12,314	$(6,123)	$(16,756)

        In 2002, gross gains on the sale of investments available for sale (fixed maturities, equity securities, and short-term investments) were $73.0 million, and gross losses were $60.3 million. In 2001, gross gains were $27.5 million, and gross losses were $29.7 million. In 2000, gross gains were $8.7 million, and gross losses were $28.4 million.

        Each quarter Protective reviews investments with material unrealized losses and tests for other-than-temporary impairments. Protective analyzes various factors to determine if any specific other than temporary asset impairments exist. Once a determination has been made that a specific other-than-temporary impairment exists, a realized loss is incurred and the cost basis of the impaired asset is adjusted to its fair value. During 2002 and 2001, respectively, Protective recorded other than temporary impairments in its investments of $17.8 million and $12.6 million. Protective did not record any other-than-temporary impairments in its investments in 2000.

        Realized investment gains (losses) for derivative financial instruments for the years ended December 31 are summarized as follows:

	2002	2001	2000
Derivative financial instruments	$(12,959)	$(1,718)	$2,157

        The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$4,168,026	$199,316	$28,311	$4,339,031
United States Government and authorities	90,647	5,752	0	96,399
States, municipalities, and political subdivision	27,005	2,349	0	29,354
Public utilities	1,153,710	61,831	42,139	1,173,402
Convertibles and bonds with warrants	115,728	2,656	5,872	112,512
All other corporate bonds	5,655,949	348,809	101,818	5,902,940
Redeemable preferred stocks	1,700	127	0	1,827

	11,212,765	620,840	178,140	11,655,465
Equity securities	51,095	2,409	4,705	48,799
Short-term investments	447,155	0	0	447,155

	$11,711,015	$623,249	$182,845	$12,151,419

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Values
Fixed maturities:
Bonds:
Mortgage-backed securities	$3,709,118	$84,965	$33,759	$3,760,324
United States Government and authorities	98,967	4,088	0	103,055
States, municipalities, and political subdivision	94,022	4,009	0	98,031
Public utilities	807,773	19,763	4,860	822,676
Convertibles and bonds with warrants	96,951	7,423	6,184	98,190
All other corporate bonds	4,910,614	117,092	99,500	4,928,206
Redeemable preferred stocks	1,612	0	3	1,609

	9,719,057	237,340	144,306	9,812,091
Equity securities	62,051	3,565	5,123	60,493
Short-term investments	228,396	0	0	228,396

	$10,009,504	$240,905	$149,429	$10,100,980

        The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown as follows. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

2002	Estimated Amortized Cost	Estimated Market Values
Due in one year or less	$844,795	$845,577
Due after one year through five years	2,678,879	2,742,360
Due after five years through ten years	2,601,183	2,765,927
Due after ten years	5,087,908	5,301,601

	$11,212,765	$11,655,465

        At December 31, 2002 and 2001, Protective had bonds which were rated less than investment grade of $860.6 million and $421.3 million, respectively, having an amortized cost of $960.8 million and $499.9 million, respectively. At December 31, 2002, approximately $70.9 million of the bonds rated less than investment grade were securities issued in company-sponsored commercial mortgage loan securitizations. Approximately $1,968.1 million of bonds are not publicly traded.

        The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

	2002	2001	2000
Fixed maturities	$227,283	$108,307	$109,625
Equity securities	(480)	715	(820)

        At December 31, 2002, all of Protective's mortgage loans were commercial loans of which 76% were retail, 8% were apartments, 7% were office buildings, and 7% were warehouses, and 2% were other. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 3.1% of mortgage loans. Approximately 75% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Texas, Tennessee, Georgia, North Carolina, South Carolina, Alabama, Florida, Virginia, California, Mississippi, Pennsylvania, Washington, and Ohio.

        Many of the mortgage loans have call provisions after 3 to 10 years. Assuming the loans are called at their next call dates, approximately $86.7 million would become due in 2003, $399.6 million in 2004 to 2007, and $355.0 million in 2008 to 2012, and $27.2 million thereafter.

        At December 31, 2002, the average mortgage loan was approximately $2.1 million, and the weighted average interest rate was 7.5%. The largest single mortgage loan was $24.8 million.

        For several years Protective has offered a type of commercial mortgage loan under which Protective will permit a slightly higher loan-to-value ratio in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2002 and 2001, approximately $475.5 million and $548.4 million respectively, of Protective's mortgage loans have this participation feature.

        At December 31, 2002 and 2001, Protective's problem mortgage loans (over ninety days past due) and foreclosed properties totaled $20.6 million and $29.6 million, respectively. Since Protective's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective's evaluation of its mortgage loan portfolio, Protective does not expect any material losses on its mortgage loans.

        At December 31, 2002 and 2001, Protective had investments related to retained beneficial interests of mortgage loan securitizations of $295.7 million and $286.4 million, respectively.

        Certain investments with a carrying value of $87.6 million were non-income producing for the twelve months ended December 31, 2002.

        Policy loan interest rates generally range from 4.5% to 8.0%.

        On December 31, 2001, Protective Life Insurance Company had $117.0 million of securities sold under repurchase agreements with an interest rate of 2.0%. The agreement-to-repurchase liability is recorded as securities sold under repurchase agreements.

NOTE D — FEDERAL INCOME TAXES

        Protective's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	2002	2001	2000
Statutory federal income tax rate applied to pretax income	35.0%	35.0%	35.0%
Dividends received deduction and tax-exempt interest	(2.3)	(1.7)	(0.6)
Low-income housing credit	(0.5)	(0.5)	(0.4)
Other	2.1	(0.1)	0.0
State income taxes	0.6	0.2	1.2

Effective income tax rate	34.9%	32.9%	35.2%

        The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

        Details of the deferred income tax provision for the years ended December 31 are as follows:

	2002	2001	2000
Deferred policy acquisition costs	$51,998	$81,015	$41,533
Benefits and other policy liability changes	(22,359)	(127,189)	10,969
Temporary differences of investment income	(28,637)	7,145	(3,333)
Other items	7,892	(8,935)	129

	$8,894	$(47,964)	$49,298

        The components of Protective's net deferred income tax liability as of December 31 were as follows:

	2002	2001
Deferred income tax assets:
Policy and policyholder liability reserves	$320,081	$334,876
Other	3,001	10,893

	323,082	345,769

Deferred income tax liabilities:
Deferred policy acquisition costs	431,069	379,072
Unrealized gains (losses) on investments	98,857	39,100

	529,926	418,172

Net deferred income tax liability	$206,844	$72,403

        Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 2002 was approximately $70.5 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $1.1 billion, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus. Under current income tax laws, Protective does not anticipate paying income tax on amounts in the Policyholders' Surplus accounts.

        Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.

NOTE E — DEBT

        Under revolving line of credit arrangements with several banks, PLC can borrow up to $200 million on an unsecured basis. No compensating balances are required to maintain the line of credit. These lines of credit arrangements contain, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 40% of its total capital. At December 31, 2002, PLC had $30.0 million of borrowings outstanding under these credit arrangements at an interest rate of 1.92%.

        Protective has a mortgage note on investment real estate amounting to approximately $2.3 million that matures in 2003.

        Included in indebtedness to related parties is a surplus debenture issued by Protective to PLC. At December 31, 2002, the balance of the surplus debenture was $2 million. The debenture matures in 2003 and has an interest rate of 8.5%.

        Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

        Interest expense on debt totaled $1.4 million, $1.8 million, and $3.8 million in 2002, 2001, and 2000, respectively.

NOTE F — RECENT ACQUISITIONS

        In January 2001, Protective coinsured a block of individual life policies from Standard Insurance Company.

        In October 2001, Protective completed the acquisition of the stock of Inter-State Assurance Company (Inter-State) and First Variable Life Insurance Company (First Variable) from ILona Financial Group, Inc., a subsidiary of Irish Life & Permanent plc of Dublin, Ireland. The purchase price was approximately $250 million. The assets acquired included $166.1 million of present value of future profits.

        In June 2002, Protective coinsured a block of traditional life and interest-sensitive life insurance policies from Conseco Variable Insurance Company.

        These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since their respective effective dates.

        Summarized below are the consolidated results of operations for 2002 and 2001, on an unaudited pro forma basis, as if the Inter-State, First Variable, and Conseco transactions had occurred as of January 1, 2001. The pro forma information is based on Protective's consolidated results of operations for 2002 and 2001, and on data provided by the acquired companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

(unaudited)	2002	2001
Total revenues	$1,844,221	$1,649,798
Net income	160,020	121,577

NOTE G — COMMITMENTS AND CONTINGENT LIABILITIES

        Protective leases administrative and marketing office space in approximately 60 cities including Birmingham, with most leases being for periods of three to ten years. The aggregate annualized rent is approximately $10.8 million.

        In February 2000, Protective entered into an arrangement related to the construction of a building contiguous to its existing home office complex. In connection with the arrangement Protective established a special purpose vehicle (SPV) that owns the building and leases it to Protective. The lease is accounted for as an operating lease under SFAS No. 13 "Accounting For Leases". The SPV is funded and its equity is held by outside investors, and as a result, neither the debt nor the building owned by the SPV are included in Protective's consolidated financial statements. Lease payments commence upon completion, which occurred January 31, 2003, and is based on then current LIBOR interest rates and the cost of the building. At the end of the lease term, February 1, 2007, Protective may purchase the building for the original building cost of approximately $75 million. Based upon current interest rates, annual lease payments are estimated to be $1.6 million. Were Protective not to purchase the building, a payment of approximately $66.8 million would be due at the end of the lease term.

        Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

        A number of civil jury verdicts have been returned against insurers and other providers of financial services involving sales practices, alleged agent misconduct, failure to properly supervise representatives' relationships with agents or persons with whom the insurer does business, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive and non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very little appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. Protective, like other financial service companies, in the ordinary course of business, is involved in such litigation or, alternatively, in arbitration. Although the outcome of any such litigation or arbitration cannot be predicted Protective believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.

NOTE H — SHARE-OWNER'S EQUITY AND RESTRICTIONS

        At December 31, 2002, approximately $1,384.0 million of consolidated share-owner's equity, excluding net unrealized gains on investments, represented net assets of Protective and its subsidiaries that cannot be transferred to PLC in the form of dividends, loans, or advances. In addition, Protective and its subsidiaries are subject to various state statutory and regulatory restrictions on their ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 2003 is estimated to be $93.1 million.

NOTE I — PREFERRED STOCK

        PLC owns all of the 2,000 shares of preferred stock issued by Protective's subsidiary, Protective Life and Annuity Insurance Company (PL&A). The stock pays, when and if declared, noncumulative participating dividends to the extent PL&A's statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2002, PL&A paid a $50.0 thousand preferred dividend to PLC. PL&A paid a $1.0 million preferred dividend to PLC in 2001, and paid no preferred dividend during 2000.

NOTE J — RELATED PARTY MATTERS

        On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan (ESOP). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $3.8 million at December 31, 2002, is accounted for as a reduction to share-owner's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.

        Protective leases furnished office space and computers to affiliates. Lease revenues were $3.5 million in 2002, $4.0 million in 2001, and $4.0 million in 2000. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $88.0 million, $82.6 million, and $76.7 million in 2002, 2001, and 2000, respectively. Commissions paid to affiliated marketing organizations of $8.2, $10.0 million, and $12.0 million in 2002, 2001, and 2000, respectively, were included in deferred policy acquisition costs.

        Certain corporations with which PLC's directors were affiliated paid Protective premiums and policy fees or other amounts for various types of insurance and investment products. Such premiums, policy fees, and other amounts totaled $16.0 million, $19.6 million and $50.9 million in 2002, 2001, and 2000, respectively. Protective and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $1.6 million, $5.9 million and $28.2 million in 2002, 2001, and 2000, respectively.

        For a discussion of indebtedness to related parties, see Note E.

NOTE K — OPERATING SEGMENTS

        Protective operates business segments, each having a strategic focus which can be grouped into three general categories: life insurance, retirement savings and investment products, and specialty insurance products. An operating segment is generally distinguished by products and/or channels of distribution. A brief description of each division follows.

Life Insurance

        The Life Marketing segment markets level premium term and term-like insurance, universal life, and variable universal life products on a national basis primarily through networks of independent insurance agents and brokers, and in the "bank owned life insurance" market.

        The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies sold to individuals.

Retirement Savings and Investment Products

        The Stable Value Contracts segment markets guaranteed investment contracts to 401(k) and other qualified retirement savings plans. The segment also markets fixed and floating rate funding agreements to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. Additionally, the segment sells funding agreements to special purpose entities that in turn issue notes or certificates in smaller, transferable denominations.

        The Annuities segment manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Life Marketing segment's sales force.

Specialty Insurance Products

        The Asset Protection segment markets credit life and disability insurance products through banks, consumer finance companies, and automobile dealers, and markets vehicle and recreational marine extended service contracts.

Corporate and Other

        Protective has an additional business segment herein referred to as the Corporate and Other segment. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the segments above (including net investment income on unallocated capital and interest on substantially all debt). This segment also includes earning from several lines of business which Protective is not actively marketing (mostly cancer insurance and group annuities), various investment-related transactions, and the operations of several subsidiaries.

        Protective uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax, adjusted to exclude any pretax minority interest in income of consolidated subsidiaries. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

        Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

        There are no significant intersegment transactions.

        The following table sets forth total operating segment income and assets for the periods shown. Adjustments represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

        In December 2001, Protective sold substantially all of its Dental Division and discontinued other Dental related operations. Additionally, other adjustments were made to combine its life insurance marketing operations into a single segment, and to reclassify certain smaller businesses. Prior period segment results have been restated to reflect these changes.

	Life Insurance
Operating Segment Income	Life Marketing	Acquisitions
2002
Gross premiums and policy fees	$642,852	$315,347
Reinsurance ceded	(422,668)	(76,333)

Net premium and policy fees	220,184	239,014
Net investment income	208,451	252,147
Realized investment gains (losses)	—	—
Other income	1,344	1,826

Total revenues	429,979	492,987

Benefits and settlement expenses	228,225	315,929
Amortization of deferred policy acquisition costs	117,836	35,245
Other operating expenses	(41,501)	45,395

Total benefits and expenses	304,560	396,569

Income from continuing operations before income tax	125,419	96,418
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

2001
Gross premiums and policy fees	$542,407	$243,914
Reinsurance ceded	(421,411)	(61,482)

Net premium and policy fees	120,996	182,432
Net investment income	178,866	187,535
Realized investment gains (losses)	—	—
Other income	1,134	345

Total revenues	300,996	370,312

Benefits and settlement expenses	190,538	238,877
Amortization of deferred policy acquisition costs and goodwill	41,399	20,500
Other operating expenses	(22,957)	41,684

Total benefits and expenses	208,980	301,061

Income from continuing operations before income tax	92,016	69,251
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

2000
Gross premiums and policy fees	$487,720	$134,099
Reinsurance ceded	(387,907)	(31,102)

Net premium and policy fees	99,813	102,997
Net investment income	152,317	116,940
Realized investment gains (losses)	—	—
Other income	(1,379)	(4)

Total revenues	250,751	219,933

Benefits and settlement expenses	149,430	125,151
Amortization of deferred policy acquisition costs and goodwill	48,770	17,081
Other operating expenses	(23,255)	24,077

Total benefits and expenses	174,945	166,309

Income from continuing operations before income tax	75,806	53,624
Income tax expense
Discontinued operations, net of income tax
Change in accounting principle, net of income tax

Net income

Operating Segment Assets
2002
Investments and other assets	$4,193,732	$4,574,470
Deferred policy acquisition costs	973,631	438,092
Goodwill	—	—

Total assets	$5,167,363	$5,012,562

2001
Investments and other assets	3,431,441	$4,091,672
Deferred policy acquisition costs	829,021	418,268
Goodwill	—	—

Total assets	$4,260,462	$4,509,940

(1)	Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

	Retirement Savings and Investment Products		Specialty Insurance Products
Operating Segment Income	Stable Value Contracts	Annuities	Asset Protection	Corporate And Other	Adjustments(1)	Total Consolidated
2002
Gross premiums and policy fees	—	$25,826	$490,452	$55,357	—	$1,529,834
Reinsurance ceded	—	—	(228,719)	(19,260)	—	(746,980)

Net premium and policy fees	—	25,826	261,733	36,097	—	782,854
Net investment income	$246,098	220,433	43,789	9,141	—	980,059
Realized investment gains (losses)	(7,061)	2,277	—	—	$4,139	(645)
Other income	—	3,229	33,670	1,414	—	41,483

Total revenues	239,037	251,765	339,192	46,652	—	1,803,751

Benefits and settlement expenses	196,576	186,107	200,958	34,436	—	1,162,231
Amortization of deferred policy acquisition costs	2,304	24,669	57,957	1,479	—	239,490
Other operating expenses	4,946	26,037	95,469	30,061	—	160,407

Total benefits and expenses	203,826	236,813	354,384	65,976	—	1,562,128

Income from continuing operations before income tax	35,211	14,952	(15,192)	(19,324)	4,139	241,623
Income tax expense					84,229	84,229
Discontinued operations, net of income tax					—	—
Change in accounting principle, net of income tax					—	—

Net income						$157,394

2001
Gross premiums and policy fees	—	$28,145	$524,281	$51,072	—	$1,389,819
Reinsurance ceded	—	—	(274,220)	(14,038)	—	(771,151)

Net premium and policy fees	—	28,145	250,061	37,034	—	618,668
Net investment income	$261,079	167,809	48,617	(4,803)	—	839,103
Realized investment gains (losses)	7,218	1,139	—	—	$(16,198)	(7,841)
Other income	—	3,441	31,907	1,751	—	38,578

Total revenues	268,297	200,534	330,585	33,982	(16,198)	1,488,508

Benefits and settlement expenses	222,306	137,204	154,893	28,806	—	972,624
Amortization of deferred policy acquisition costs and goodwill	1,662	24,021	60,508	1,795	—	149,885
Other operating expenses	3,961	24,073	79,453	25,827	—	152,041

Total benefits and expenses	227,929	185,298	294,854	56,428	—	1,274,550

Income from continuing operations before income tax	40,368	15,236	35,731	(22,446)	(16,198)	213,958
Income tax expense					70,457	70,457
Discontinued operations, net of income tax					(27,610)	(27,610)
Change in accounting principle, net of income tax					(8,341)	(8,341)

Net income						$107,550

2000
Gross premiums and policy fees	—	$30,127	$479,397	$44,600	—	$1,175,943
Reinsurance ceded	—	—	(258,931)	(8,168)	—	(686,108)

Net premium and policy fees	—	30,127	220,466	36,432	—	489,835
Net investment income	$243,133	132,204	46,464	1,023	—	692,081
Realized investment gains (losses)	(6,556)	410	—	—	$(8,453)	(14,599)
Other income	—	2,809	28,352	5,416	—	35,194

Total revenues	236,577	165,550	295,282	42,871	(8,453)	1,202,511

Benefits and settlement expenses	207,143	109,607	135,494	33,953	—	760,778
Amortization of deferred policy acquisition costs and goodwill	900	24,156	52,646	2,141	—	145,694
Other operating expenses	3,882	18,203	72,316	26,194	—	121,417

Total benefits and expenses	211,925	151,966	260,456	62,288	—	1,027,889

Income from continuing operations before income tax	24,652	13,584	34,826	(19,417)	(8,453)	174,622
Income tax expense					61,478	61,478
Discontinued operations, net of income tax					16,299	16,299
Change in accounting principle, net of income tax					—	—

Net income						$129,443

Operating Segment Assets
2002
Investments and other assets	$3,930,669	$4,821,398	$1,069,341	$1,355,762	$123,829	$20,069,201
Deferred policy acquisition costs	4,908	93,140	165,751	7,702	—	1,683,224
Goodwill	—	—	34,795	348	—	35,143

Total assets	$3,935,577	$4,914,538	$1,269,887	$1,363,812	$123,829	$21,787,568

2001
Investments and other assets	$3,872,637	$4,501,667	$1,050,546	$955,984	$109,881	$18,013,828
Deferred policy acquisition costs	6,374	128,488	142,230	8,302	—	1,532,683
Goodwill	—	—	35,644	348	—	35,992

Total assets	$3,879,011	$4,630,155	$1,228,420	$964,634	$109,881	$19,582,503

(1)	Adjustments to net income represent the inclusion of unallocated realized investment gains (losses), the recognition of income tax expense, income from discontinued operations, and cumulative effect of change in accounting principle. Asset adjustments represent the inclusion of assets related to discontinued operations.

NOTE L — EMPLOYEE BENEFIT PLANS

        PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

        The actuarial present value of benefit obligations and the funded status of the plan taken as a whole at December 31 are as follows:

	2002	2001
Projected benefit obligation, beginning of the year	$50,869	$45,538
Service cost — benefits earned during the year	3,724	3,739
Interest cost — on projected benefit obligation	4,111	3,531
Actuarial gain (loss)	6,353	(357)
Plan amendment		1,162
Divestiture		(2,165)
Benefits paid	(2,878)	(579)

Projected benefit obligation, end of the year	62,179	50,869

Fair value of plan assets beginning of the year	44,024	40,822
Actual return on plan assets	(7,845)	(1,440)
Employer contribution	16,149	5,221
Benefits paid	(2,878)	(579)

Fair value of plan assets end of the year	49,450	44,024

Plan assets less than the projected benefit obligation	(12,729)	(6,845)
Unrecognized net actuarial loss from past experience different from that assumed.	28,252	10,213
Unrecognized prior service cost	1,886	2,026

Net pension asset recognized in balance sheet	$17,409	$5,394

        Net pension cost of the defined benefit pension plan includes the following components for the years ended December 31:

	2002	2001	2000
Service cost	$3,723	$3,739	$3,338
Interest cost	4,111	3,531	3,195
Expected return on plan assets	(4,265)	(3,669)	(3,049)
Amortization of prior service cost	263	176	176
Amortization of transition asset			(17)
Amortization of losses	302	141
Recognized net actuarial loss
Cost of divestiture		186

Net pension cost	$4,134	$4,104	$3,643

        Assumptions used to determine the benefit obligations as of December 31 were as follows:

	2002	2001	2000
Weighted average discount rate	6.75%	7.25%	7.50%
Rates of increase in compensation level	4.50	5.00	5.25
Expected long-term rate of return on assets	8.50	8.50	8.50

        At December 31, 2002 approximately $7.7 million of the assets of the pension plan were in a group annuity contract with Protective and therefore are included in the general assets of Protective. Approximately $41.7 million of the assets of the pension plan are invested in a collective trust managed by Northern Trust Corporation.

        Prior to July 1999, upon retirement, the amount of pension plan assets vested in the retiree were used to purchase a single premium annuity from Protective in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to such retirees. Beginning July 1999, retiree obligations are being fulfilled from pension plan assets.

        PLC also sponsors an unfunded excess benefits plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law. At December 31, 2002 and 2001, the projected benefit obligation of this plan totaled $17.1 million and $15.9 million, respectively, of which $14.5 million and $13.8 million, respectively, have been recognized in PLC's financial statements.

        Net pension costs of the excess benefits plan includes the following components for the years ended December 31:

	2002	2001	2000
Service cost	$455	$686	$736
Interest cost	1,178	1,121	1,067
Amortization of prior service cost	16	19	19
Amortization of transition asset		37	37
Recognized net actuarial loss	71	233	194
Cost of divestiture and special termination benefits		1,807

Net pension cost	$1,720	$3,903	$2,053

        In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 2002 and 2001, the liability for such benefits was approximately $1.2 million. The expense recorded by PLC was $0.1 million in 2002, 2001 and 2000. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

        Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement from $10,000 up to a maximum of $75,000. This plan is partially funded at a maximum of $50,000 face amount of insurance.

        PLC sponsors a defined contribution retirement plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code. PLC established an Employee Stock Ownership Plan (ESOP) to match voluntary employee contributions to PLC's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus or sales incentive plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 2002, PLC had committed approximately 134,293 shares to be released to fund employee benefits. The expense recorded by PLC for these employee benefits was less than $0.1 million in 2002, 2001, and 2000.

        PLC sponsors a deferred compensation plan for certain directors, officers, agents, and others. Compensation deferred is credited to the participants in cash, PLC Common Stock, or as a combination thereof.

        Protective's share of net costs related to employee benefit plans was approximately $3.4 million, $5.4 million, and $4.1 million, in 2002, 2001, and 2000, respectively.

NOTE M — STOCK BASED COMPENSATION

        Certain Protective employees participate in PLC's stock-based incentive plans and receive stock appreciation rights (SARs) from PLC.

        Since 1973, Protective has had stock-based incentive plans to motivate management to focus on PLC's long-range performance through the awarding of stock-based compensation. Under plans approved by share owners in 1997 and 1998, up to 5,000,000 shares may be issued in payment of awards.

        The criteria for payment of performance awards is based primarily upon a comparison of PLC's average return on average equity and total rate of return over a four-year award period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, of a change in control of PLC) to that of a comparison group of publicly held life and multiline insurance companies. If PLC's results are below the median of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of PLC Common Stock.

        Performance shares and performance-based stock appreciation rights (P-SARs) awarded in 2000, 2001, and 2002, and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	P-SARs	Estimated Fair Value
2002	192,360		$5,700
2001	153,490	40,000	4,900
2000	3,330	513,618	3,700

        A performance share is equivalent in value to one share of PLC Common Stock. Each P-SAR will convert to the equivalent of one stock appreciation right (SAR) if earned. Of the 2000 P-SARs awarded, 68,392 have been canceled and 100,072 have been converted to SARs. The remaining 345,154 P-SARs will convert to SARs in 2004 if earned. The 40,000 P-SARs awarded in 2001 were not earned and have been canceled. The P-SARs, if earned and converted to SARs, expire 10 years after the grant date. At December 31, 2002, the total outstanding performance shares and P-SARs related to these performance-based plans measured at maximum payouts were 589,029 and 540,689, respectively.

        Between 1996 and 2002 SARs were granted (in addition to the P-SARs discussed above) to certain officers of PLC to provide long-term incentive compensation based solely on the performance of Protective's Common Stock. The SARs are exercisable after five years (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a change in control of PLC) and expire after ten years or upon termination of employment. The SARs activity as well as weighted average base price for 2000, 2001, and 2002 is as follows:

	Wtd. Avg. Base Price	No. of SARs
Balance at December 31, 1999	$17.44	675,000
SARs Granted	22.31	217,500
SARs Cancelled	18.14	(17,500)

Balance at December 31, 2000	$18.64	875,000
SARs Granted	26.34	138,751
P-SARs Converted	22.31	100,072

Balance at December 31, 2001	$19.92	1,113,823
SARs Granted	32.00	480,000
SARs Exercised	32.60	(80,000)
SARs Cancelled	22.31	(15,000)

Balance at December 31, 2002	$23.90	1,498,823

        The outstanding SARs at December 31, 2002, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$17.44	580,000	3	580,000
22.31	376,323	7	183,823
31.26	50,000	8	0
31.29	12,500	8	2,500
32.00	480,000	9	0

        The SARs issued in 2000, 2001, and 2002 had estimated fair values at grant date of $1.5 million, $0.6 million, and $3.7 million, respectively. The fair value of the 2002 SARs was estimated using a Black-Scholes option pricing model. Assumptions used in the model were as follows: expected volatility of 24.6% (approximately equal to that of the S&P Life and Health Insurance Index), a risk-free interest rate of 3.4%, a dividend rate of 2.0%, and an expected exercise date of 2008.

        PLC will pay an amount equal to the difference between the specified base price of PLC's Common Stock and the market value at the exercise date for each SAR.

        The expense recorded by PLC for its stock-based compensation plans was $5.2 million, $5.6 million, and $4.1 million in 2002, 2001, and 2000, respectively. PLC's obligations of its stock-based compensation plans that are expected to be settled in shares of PLC's Common Stock are reported as a component of share-owners' equity.

NOTE N — REINSURANCE

        Protective reinsures certain of its risks with, and assumes risks from other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, Protective generally pays specific premiums to the reinsurer and receives specific amounts from the reinsurer as reimbursement for certain expenses. Coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. A substantial portion of Protective's new life insurance and credit insurance sales is being reinsured. Protective reviews the financial condition of its reinsurers and monitors the amount of reinsurance it has with its reinsurers.

        Protective has reinsured approximately $216.1 billion, $169.5 billion and $126.0 billion in face amount of life insurance risks with other insurers representing $546.0 million, $565.1 million and $496.4 million of premium income for 2002, 2001, and 2000, respectively. Protective has also reinsured accident and health risks representing $61.5 million, $122.7 million and $125.8 million of premium income for 2002, 2001, and 2000, respectively. In 2002 and 2001, policy and claim reserves relating to insurance ceded of $2,304.9 million and $2,059.0 million, respectively, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At December 31, 2002 and 2001, Protective had paid $45.5 million and $46.4 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 2002, Protective had receivables of $66.1 million related to insurance assumed.

        In 2002, Protective discovered that it had overpaid reinsurance premiums to several reinsurance companies of approximately $94.6 million. At December 31, 2002, Protective had recorded cash and receivables totaling $69.7 million, which reflects the amounts received and Protective's current estimate of amounts to be recovered in the future, based upon the information available. The corresponding increase in premiums and policy fees resulted in $62.5 million of additional amortization of deferred policy acquisition costs in 2002. The amortization of deferred policy acquisition costs takes into account the amortization relating to the increase in premiums and policy fees as well as the additional amortization required should the remainder of the overpayment not be collected. As a result of the foregoing, Protective's 2002 pretax income increased $7.2 million.

NOTE O — ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS

        The carrying amount and estimated fair values of Protective's financial instruments at December 31 are as follows:

	2002		2001
	Carrying Amount	Estimated Fair Values	Carrying Amount	Estimated Fair Values
Assets (see Notes A and C):
Investments:
Fixed maturities	$11,655,465	$11,655,465	$9,812,091	$9,812,091
Equity securities	48,799	48,799	60,493	60,493
Mortgage loans on real estate	2,518,151	2,826,133	2,512,844	2,671,074
Short-term investments	447,155	447,155	228,396	228,396
Liabilities (see Notes A and E):
Stable value account balances	4,018,552	4,124,192	3,716,530	3,821,955
Annuity account balances	3,744,000	3,795,794	3,248,218	3,166,052
Notes payable	2,264	2,264	2,291	2,291
Other (see Note A):
Derivative Financial Instruments	86,766	86,766	(1,634)	(1,634)

        Except as noted below, fair values were estimated using quoted market prices.

        Protective estimates the fair value of its mortgage loans using discounted cash flows from the next call date.

        Protective believes the fair value of its short-term investments and notes payable to banks approximates book value due to either being short-term or having a variable rate of interest.

        Protective estimates the fair value of its guaranteed investment contracts and annuities using discounted cash flows and surrender values, respectively.

        Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits.

        Protective estimates the fair value of its derivative financial instruments using market quotes or derivative pricing models. The fair value represents the net amount of cash Protective would have received (or paid) had the contracts been terminated on December 31.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F	COL. G	COL. H	COL. I	COL. J
Segment	Deferred Policy Acquisition Costs	Future Policy Benefits and Claims	Unearned Premiums	GIC, Annuity Deposits and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs	Other Operating Expenses(1)
Year Ended December 31, 2002:
Life Marketing	$973,631	$4,031,021	$318	$48,558	$220,184	$208,451	$228,225	$117,836	$(41,501)
Acquisitions	438,092	3,240,407	395	1,054,031	239,014	252,147	315,929	35,245	45,395
Stable Value Contracts	4,908	0	0	3,930,668	0	246,098	196,576	2,304	4,945
Annuities	93,140	571,109	0	2,742,642	25,826	220,433	186,107	24,669	26,038
Asset Protection	165,751	328,849	777,797	8,714	261,733	43,789	200,958	57,957	95,469
Corporate and Other	7,702	55,863	2,212	96,118	36,097	9,141	34,436	1,479	30,061
Adjustments(2)	0	88,922	286	23,157	0	0	0	0	0

TOTAL	$1,683,224	$8,316,171	$781,008	$7,903,888	$782,854	$980,059	$1,162,231	$239,490	$160,407

Year Ended December 31, 2001:
Life Marketing	$829,021	$3,326,841	$303	$86,937	$120,996	$178,866	$190,538	$41,399	$(22,957)
Acquisitions	418,268	3,046,401	434	876,221	182,432	187,535	238,877	20,500	41,684
Stable Value Contracts	6,374	0	0	3,872,637	0	261,079	222,306	1,662	3,961
Annuities	128,488	281,074	0	2,232,779	28,145	167,809	137,204	24,021	24,073
Asset Protection	142,230	211,713	898,340	3,856	250,061	48,617	154,893	57,681	82,280
Corporate and Other	8,302	16,572	2,242	247	37,034	(4,803)	28,806	1,795	25,827
Adjustments(2)	0	92,084	334	24,195	0	0	0	0	0

TOTAL	$1,532,683	$6,974,685	$901,653	$7,096,872	$618,668	$839,103	$972,624	$147,058	$154,868

Year Ended December 31, 2000:
Life Marketing					$99,813	$152,317	$149,430	$48,771	$(23,255)
Acquisitions					102,997	116,940	125,151	17,081	24,077
Stable Value Contracts					—	243,133	207,143	900	3,882
Annuities					30,127	132,204	109,607	24,156	18,203
Asset Protection					220,466	46,464	135,494	50,132	74,830
Corporate and Other					36,432	1,024	33,953	2,140	26,196
Adjustments(2)					0	0	0	0	0

TOTAL					$489,835	$692,082	$760,778	$143,180	$123,933

(1)	Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.
(2)	Asset adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV — REINSURANCE

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

COL. A	COL. B	COL. C	COL. D	COL. E	COL. F
	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2002:
Life insurance in force	$248,994,479	$219,025,215	$21,523,110	$51,492,374	41.8%

Premiums and policy fees:
Life insurance	$854,813	$545,976	$235,198	$544,035	43.2%
Accident and health insurance	103,858	61,512	44,337	86,683	51.1%
Property and liability insurance	194,601	152,730	110,543	152,414	72.5%

TOTAL	$1,153,272	$760,218	$390,078	$783,132

Year Ended December 31, 2001:
Life insurance in force	$191,105,511	$171,449,182	$23,152,614	$42,808,943	54.1%

Premiums and policy fees:
Life insurance	$774,294	$565,130	$198,832	$407,996	48.7%
Accident and health insurance	181,508	122,747		58,761	0.0%
Property and liability insurance	158,890	83,274	76,295	151,911	50.2%

TOTAL	$1,114,692	$771,151	$275,127	$618,668

Year Ended December 31, 2000:
Life insurance in force	$153,371,754	$128,374,583	$17,050,342	$42,047,513	40.6%

Premiums and policy fees:
Life insurance	$670,113	$493,793	$112,668	$288,988	39.0%
Accident and health insurance	203,475	128,520	17,164	92,119	18.6%
Property and liability insurance	159,354	63,795	13,169	108,728	12.1%

TOTAL	$1,032,942	$686,108	$143,001	$489,835

SCHEDULE V — VALUATION ACCOUNTS

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

(Dollars in thousands)

COL. A	COL. B	COL. C		COL. D	COL. E
Additions
Description	Balance at beginning of period	(1) Charged to costs and expenses	(2) Charges to other accounts	Deductions	Balance at end of period
Allowance for Uncollected Reinsurance Receivable	$0	$0	$24,833	$0	$24,833

PART C

Item 24.    Financial Statements and Exhibits

(a)   Financial Statements of First Annuity Fund E and Protective Life Insurance Company are included in Part B hereof.

(b)   Exhibits

1.	Resolution of Board of Directors for the Company authorizing the establishment of the Separate Account (1)
2.	Not Applicable
3.	(a)	Form of Principal Underwriter's Agreement (2) (b) Form of Broker-Dealer Agreement (2) (c) Specimen Broker-Dealer Supervisory and Selling Agreement (3)
4.	(a)	Individual Flexible Purchase Payment Deferred Variable Annuity Contract
	(b)	Individual Flexible Purchase Payment Deferred Variable Annuity Riders (5); Estate Protector Death Benefit Rider (9)
5.	Application for Variable Annuity (4)
6.	(a)	Charter of Protective Life Insurance Company (11)
	(b)	By-laws of Protective Life Insurance Company (11)
	(c)	Consent of Protective Life Insurance Company to merger with First Variable Life Insurance Company (13)
	(d)	Consent of First Variable Life Insurance Company to merger into Protective Life Insurance Company (13)
7.	Form of Reinsurance Agreement between Protective Life Insurance Company and Connecticut General Life Insurance Company. (12)
8.	(a)
Form of Fund Participation Agreement with Variable Investors Series Trust; Form of Fund Participation Agreement with Federated Insurance Series (3); Form of Fund Participation Agreements with AIM Variable Insurance Funds, Inc., et al: American Century Investment Management, Inc.; Deutsche Asset Management VIT Funds (formerly known as BT Insurance Funds, et al); Federated Insurance Series; Lord Abbett Series Fund, Inc., et al; MFS Variable Insurance Trust, et al; and Templeton Variable Insurance Products Series Fund, et al. (6)
(b)
Form of Fund Participation Agreements with Fidelity Variable Insurance Products Fund; Fidelity Variable Insurance Products Funds II; Fidelity Variable Insurance Products Funds III; and Seligman Portfolios, Inc. (8)
	(c)	Form of Participation Agreement with Invesco Variable Investment Funds, Inc. and PBHG Insurance Series Fund, Inc. (10)
9.	(a)	Opinion and Consent of Steve M. Callaway, Esq.
	(b)	Consent of Sutherland Asbill & Brennan LLP
10.	(a)	Consent of KPMG LLP Independent Auditors
	(b)	Consent of PricewaterhouseCoopers LLP Independent Auditors
11.	Not Applicable
12.	Not Applicable

13.	Calculation of Performance Information (7)
14.	Not Applicable
15.	Powers of Attorney

(1)
Incorporated by reference to the Registrant's Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (Registration No. 33-86738) filed electronically with the Securities and Exchange Commission on or about April 27, 1998.
(2)
Incorporated by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of First Variable Life Insurance Company Separate Account VL, filed electronically with the Securities and Exchange Commission on November 15, 1996 (File No. 333-05053).
(3)	Incorporated by reference to the Registrant's Form N-4 Registration Statement (Registration No. 333-12197)filed electronically with the Securities and Exchange Commission on September 14, 1996.
(4)
Incorporated by reference to the Registrant's Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on April 27, 1998.
(5)
Incorporated by reference to the Registrant's Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (Registration No. 33-86738) filed electronically with the Securities and Exchange Commission on April 30, 1999.
(6)
Incorporated by reference to the Registrant's Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on April 29, 1999.
(7)
Incorporated by reference to the Registrant's Post-Effective Amendment No. 7 to the Form N-4 Registration Statement (Registration No. 33-86738) filed electronically with the Securities and Exchange Commission on May 2, 2001.
(8)
Incorporated by Reference to the Registant's Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (Registration No. 333-12197) filed electronically with the Securities and Exchange Commission on May 1, 2000.
(9)
Incorporated by Reference to the Registrant's Post-Effective Amendment No. 6 to Form N-4 Registration Statement (Registration 33-86738) filed Electronically with the Securities and Exchange Commission on May 1, 2000.
(10)
Incorporated by reference to Post-Effective Amendment No. 13 to the Form N-4 Registration Statement of First Variable Life Insurance Company First Variable Annuity Fund E filed electronically with the Securities and Exchange Commission on April 25, 2001 (Registration No. 33-35749).
(11)
Incorporated by reference to the initial filing of the Form N-4 Registration Statement (Registration No. 33-70984), filed electronically with the Securities and Exchange Commission on October 28, 1993.
(12)
Incorporated by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (Registration No. 333-94047), filed electronically with the Securities and Exchange Commission on April 30, 2003.
(13)
Incorporated herein by reference to Amendment No. 45 to the Form N-4 Registration Statement (Registration No. 333-          , 811-4092) filed electronically with the Securities and Exchange Commission on January 2, 2004.

Item 25.    Directors and Officers of Depositor

Name and Principal Business Address*	Position and Offices with Depositor

John D. Johns	Chairman of the Board, President, and Director
R. Stephen Briggs	Executive Vice President, Life and Annuity Division, and Director
Allen W. Ritchie	Executive Vice President and Chief Financial Officer and Director
Carolyn King	Senior Vice President, Acquisitions, and Director
Deborah J. Long	Senior Vice President, General Counsel, Secretary, and Director
Brent E. Griggs	Senior Vice President, Asset Protection Division
Wayne E. Stuenkel	Senior Vice President and Chief Actuary, and Director
Judy Wilson	Senior Vice President, Stable Value Products
T. Davis Keyes	Director
Joseph William Hamer, Jr.	Director
Richard J. Bielen	Senior Vice President, Chief Investment Officer and Treasurer, and Director
Carl S. Thigpen	Senior Vice President, Chief Mortgage and Real Estate Officer and Assistant Secretary
Alan E. Watson	Senior Vice President, Life and Annuity Division
Steve Walker	Vice President and Controller and Chief Accounting Officer
John B. Deremo	Senior Vice President, Life and Annuity Division

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26.    Persons Controlled by or Under Common Control With the Depositor and Registrant

        The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2002 (File No. 1-12332) filed with the Commission on March 25, 2003.

Item 27.    Number of Contract Owners

        As of December 8, 2003, there were 239 Owners of Qualified Contracts and 310 Owners of Non-Qualified Contracts.

Item 28.    Indemnification of Directors and Officers

        Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

        In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

        Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriter

(a)
First Variable Capital Services, Inc. ("FVCS") is the principal underwriter for the Contracts and for the following investment companies:

  First Variable Annuity Fund A

  Separate Account VL

(b)
The following persons are directors and officers of FVCS. Unless otherwise noted, FVCS directors and officers are located at 2801 Highway 280 South, Birmingham, Alabama, 35223:
Name and Principal Business Address*	Position and Offices with Underwriter	Position and Offices with Registrant
King, Carolyn	President and Director	Senior Vice President, Acquisitions, and Director
Bryant, Laura N.	Secretary & Chief Compliance Officer	Vice President, Acquisitions
Keeley, David J.	Chief Financial Officer and Assistant Secretary	Second Vice President, Acquisitions
Borie, Kevin B.	Assistant Compliance Officer	Vice President and Actuary, Life and Annuity Division
Barrett, Thomas R.	Assistant Financial Officer	Director, Operational Accounting, Life and Annuity Division
Johnson, Julena G.	Assistant Compliance Officer	Compliance Auditor II, Life and Annuity Division

*	Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.
(c)
The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:
(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
First Variable Capital Services	N/A	None	N/A	N/A

Item 30.    Location of Accounts and Records

        Our Secretary and our Treasurer who are located at 2801 Highway 280 South, Birmingham, Alabama, 35223, maintain physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31.    Management Services

        Not Applicable.

Item 32.    Undertakings

        1.     Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

        2.     Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

        3.     Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

        4.     In accordance with section 26(f) of the Investment Company Act of 1940, Protective Life Insurance Company hereby represents that the fees and charges deducted under the Contract described in this Registration Statement on Form N-4, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life Insurance Company.

REPRESENTATIONS

        The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

        1.     Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

        2.     Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

        3.     Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

        4.     Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restriction on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his Account Value.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on January 2, 2004.

FIRST VARIABLE ANNUITY FUND E SEPARATE ACCOUNT
By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company
PROTECTIVE LIFE INSURANCE COMPANY
By:	/s/ JOHN D. JOHNS John D. Johns, President Protective Life Insurance Company

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JOHN D. JOHNS John D. Johns	Chairman of the Board, President, and Director (Principal Executive Officer)	January 2, 2004
/s/ ALLEN W. RITCHIE Allen W. Ritchie	Executive Vice President, Chief Financial Officer, and Director (Principal Financial Officer)	January 2, 2004
/s/ STEVE WALKER Steve Walker	Vice President, Controller, and Chief Accounting Officer (Principal Accounting Officer)	January 2, 2004
/s/ R. STEPHEN BRIGGS R. Stephen Briggs	Director	January 2, 2004

* Wayne E. Stuenkel	Director	January 2, 2004
/s/ DEBORAH J. LONG Deborah J. Long	Director	January 2, 2004
* Carolyn King	Director	January 2, 2004
* Richard J. Bielen	Director	January 2, 2004
/s/ J. WILLIAM HAMER, JR. J. William Hamer, Jr.	Director	January 2, 2004
* T. Davis Keyes	Director	January 2, 2004

*By:	/s/ STEVE M. CALLAWAY Steve M. Callaway Attorney-in-fact

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PART A
CAPITAL NO LOAD INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS Issued by PROTECTIVE LIFE INSURANCE COMPANY and FIRST VARIABLE FUND E
TABLE OF CONTENTS
DEFINITIONS
HIGHLIGHTS
FEE TABLE
  OWNER TRANSACTION EXPENSES
  PERIODIC CHARGES
  RANGE OF EXPENSES FOR THE PORTFOLIOS
  EXAMPLE OF CHARGES
PROTECTIVE LIFE INSURANCE COMPANY
THE SEPARATE ACCOUNT
ADMINISTRATION
YOUR INVESTMENT OPTIONS
  The Available Options
  AIM Variable Insurance Funds, Inc.
  American Century Variable Portfolios, Inc.
  Scudder Investments VIT Funds
  Federated Insurance Series
  Fidelity Variable Insurance Products Fund
  PBHG Insurance Series Fund, Inc.
  Lord Abbett Series Fund
  MFS® Variable Insurance TrustSM
  Seligman Portfolios, Inc.
  Franklin Templeton Variable Insurance Products Trust
  INVESCO Variable Investment Funds, Inc.
  Transfers Among Investment Options
  Mixed and Shared Funding
MORE ABOUT CHARGES AND DEDUCTIONS
  Daily Deductions
  Annual Deductions
  Premium Taxes
  Other Charges and Expenses
  Elimination, Reduction or Refund of Charges and Deductions
  Purpose of Contract Charges
THE CONTRACT
  Application and Issuance of a Contract
  Purchase Payments
  Allocation of Purchase Payments
  Telephone Transactions
CONTRACT BENEFITS AND VALUES
  Determination of Account Value
  Death Benefits Before the Annuity Date
  Surrender and Withdrawals
  Payment of Proceeds
  Annuity Benefits
  Death Benefits after the Annuity Date
OTHER PROVISIONS OF THE CONTRACT
  Misstatement of Age or Sex
  Owner and Beneficiary
  Assignments
  Change of Annuitant Designation
  Texas Optional Retirement Program
  Voting Rights
  Suspension of Payments or Transfers
  Suspension of Contracts
DISTRIBUTION AND OTHER AGREEMENTS
FEDERAL TAX MATTERS
  General
  Our Taxation
  Income Tax Deferral on Increases in Account Value
  Distributions from Non-Qualified Contracts
  Death Benefits
  Partial 1035 Exchanges.
  Tax Treatment of Assignments
  Gifting a Contract
  Multiple Contracts
  Loss of Interest Deduction Where Contract is Held By or For the Benefit of Certain Nonnatural Persons
  Tax-Qualified Retirement Plans
  Distributions from Qualified Contracts
  Death Benefits
  Federal Income Tax Withholding
ADVERTISING PRACTICES
  FIS Prime Money Fund II Portfolio
  Other Portfolios
OTHER MATTERS
  Financial Statements
  Legal Proceedings
  Transfers by the Company
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A
PART B
STATEMENT OF ADDITIONAL INFORMATION for FIRST VARIABLE ANNUITY FUND E (the "Separate Account") and PROTECTIVE LIFE INSURANCE COMPANY
PROTECTIVE LIFE INSURANCE COMPANY
INDEPENDENT ACCOUNTANTS
LEGAL COUNSEL
YIELD CALCULATION FOR FIS PRIME MONEY FUND II INVESTMENT OPTION
CALCULATION OF OTHER PERFORMANCE INFORMATION
ANNUITY PROVISIONS
  Variable Annuity
  Fixed Annuity
  Annuity Unit
  Mortality and Expense Guarantee
  The Contract
  Incontestability
  Modification
  Non-Participating
  Protection of Proceeds
  Reports
FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
CONSOLIDATED CONDENSED BALANCE SHEETS
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
REPORT OF INDEPENDENT ACCOUNTANTS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share amounts)
CONSOLIDATED STATEMENTS OF SHARE-OWNER'S EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
PART C
REPRESENTATIONS
SIGNATURES